Filed pursuant to Rule 424(b)(5)
Registration No. 333-171521

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 14, 2011)

21,075,000 SHARES

GMX Resources Inc.

COMMON STOCK

GMX Resources Inc. is offering 21,075,000 shares of its common stock.

The GMX Resources Inc. common stock is listed on the New York Stock Exchange under the symbol “GMXR.” The last reported sale price of the common stock on the New York Stock Exchange on February 3, 2011 was $5.20 per share. Concurrent with this offering of common stock, we are conducting, under a separate offering circular, a non-public offering of $200 million aggregate principal amount of our 11.375% Senior Notes due 2019. The consummation of this offering of common stock is contingent upon the successful closing of the concurrent non-public offering of senior notes.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-18 of this prospectus supplement and page 3 of the accompanying prospectus and the risk factors described in our Securities and Exchange Commission filings that are incorporated by reference in the accompanying prospectus.

PRICE $4.75 PER SHARE

	Offering Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses, to GMX Resources Inc.
Per Share	$4.7500	$0.30875	$4.44125
Total	$100,106,250	$6,506,906.25	$93,599,343.75

GMX Resources Inc. has granted the underwriters a 30-day option to purchase up to an additional 3,161,250 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on February 9, 2011.

Morgan Stanley	Credit Suisse

Capital One Southcoast

Pritchard Capital Partners, LLC	Howard Weil Incorporated	Johnson Rice & Company L.L.C.

February 4, 2011

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus from us or the underwriters specifying the final terms of the offering of the common stock. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. In this prospectus supplement, references to the “Company,” “GMX” “we,” “us” and “our” are to GMX Resources Inc. and its subsidiaries.

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NO ACTION HAS OR WILL BE TAKEN IN ANY JURISDICTION BY US OR BY THE UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF OUR COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY FREE WRITING PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. UNLESS OTHERWISE EXPLICITLY STATED OR THE CONTEXT OTHERWISE REQUIRES, IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS REFERENCES TO “DOLLARS” AND “$” ARE TO UNITED STATES DOLLARS.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the prospectus. The second part is the accompanying prospectus dated January 14, 2011, which we refer to as the “accompanying prospectus.” The accompanying prospectus gives more general information, some of which does not apply to this offering.

Before you invest in our common stock, you should carefully read the registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), including the exhibits thereto, of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Incorporation by Reference.” If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Investor Relations at our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, avanhorn@gmxresources.com, or (405) 600-0600.

This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement that we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010;

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our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, as filed with the SEC on May 10, 2010, August 6, 2010 and November 9, 2010, respectively;

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our Current Reports on Form 8-K, as filed with the SEC on March 8, 2010, March 12, 2010, March 17, 2010, April 6, 2010, May 25, 2010, July 13, 2010, October 7, 2010, December 14, 2010, December 14, 2010, December 27, 2010, January 20, 2011, January 28, 2011, February 3, 2011 and February 4, 2011 (to the extent items in such reports are filed and not furnished);

•	information specifically incorporated by reference into our Annual Report on Form 10-K from our proxy statement on Schedule 14A filed on April 19, 2010; and

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the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 14, 2009, including any amendments or reports filed for the purpose of updating such descriptions.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the SEC in accordance with SEC rules and regulations) subsequent to the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated in this prospectus supplement and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus supplement at no cost to the requestor. Inquiries should be directed to: Investor Relations, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus supplement other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,”

“projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus supplement are subject to all the risks and uncertainties that are described in this prospectus supplement. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. Factors that could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	the volatility of oil prices;

•	discovery and development of oil reserves;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	current and future government regulation of the oil and natural gas industry, including without limitation regulation of drilling practices;

•	cost of compliance with laws and regulations;

•	changes in environmental, climate change, or natural resource laws or the implementation of those laws;

•	environmental liabilities;

•	greenhouse gas or climate change regulation;

•	potential public opposition to, or controversy directed at, oil and gas drilling practices;

•	potential liabilities inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	competition;

•	our ability to find, acquire or gain access to other discoveries and prospects and to successfully develop our current discoveries and prospects;

•	the availability and cost of drilling rigs, production equipment, supplies, personnel and oilfield services;

•	drilling risks and operational hazards;

•	the availability and cost of developing appropriate infrastructure around and transportation to our discoveries and prospects;

•	the ability to obtain financing;

•	our dependence on our key management personnel and our ability to attract and retain qualified personnel;

•	our vulnerability to severe weather events; and

•	the cost and availability of adequate insurance coverage.

You are urged to carefully consider these factors and the “Risk Factors” beginning on page S-18 of this prospectus supplement. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus supplement from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

NON-GAAP FINANCIAL MEASURES

We define “EBITDA” as net income (loss) plus interest expense, income taxes, depreciation, depletion and amortization. We define “Adjusted EBITDA” as EBITDA after adjustment for impairment of oil and natural gas properties, early extinguishment of debt, non-cash compensation and unrealized gains or losses on derivatives. EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and they should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP.

We use Adjusted EBITDA to evaluate our operating performance and liquidity, and it is one of the measures used by management for planning and forecasting of future periods, including our ability to meet our future debt service, capital expenditures and working capital requirements. We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by management and may make it easier to compare our results with other companies that have different financing and capital structures. See “Summary Consolidated Historical Financial Data” for a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which we believe is net income (loss).

We define “Present Value” or “PV-10” as the estimated future net cash flows attributable to our estimated proved oil and gas reserves after severance and ad valorem taxes, but before income taxes, discounted at 10% per annum. PV-10 is calculated using the unweighted average of the first-day-of-the-month price for each month within the applicable twelve-month period.

PV-10 is a supplemental measure of the value of our estimated proved reserves that is not required by or presented in accordance with GAAP and should not be considered in isolation or as an alternative to standardized measure or other value measures derived in accordance with GAAP. PV-10 has limitations as an analytical tool and should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP.

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We believe that PV-10 is important for evaluating the relative monetary significance of our estimated proved oil and gas reserves compared to our peers and that the presentation of the non-GAAP financial measure provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. The nearest GAAP financial measure, standardized measure, reflects the tax situation of each company, while PV-10 is based on prices and discount factors that are consistent from company to company.

SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and in the accompanying prospectus carefully, including the risk factors and the financial statements and related notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the option granted to the underwriter to purchase additional shares of our common stock as described herein has not been exercised. We have provided definitions for certain oil and natural gas terms used in this prospectus supplement in the “Glossary of Oil and Gas Terms” beginning on page S-103 of this prospectus supplement.

Our Business

We are an independent oil and natural gas exploration and production company historically focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We have operated in our core area since 1998 and currently operate over 85% of our approximately 46,651 and 44,032 net acres in the Cotton Valley and Haynesville/Bossier Shale, respectively. At December 31, 2010, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firms, MHA Petroleum Consultants, Inc. and DeGolyer and MacNaughton, were approximately 319.3 billion cubic feet of natural gas equivalent. Approximately 51% of our proved reserves were classified as proved developed, while 98% of our proved reserves were classified as natural gas.

As of December 31, 2010, we had identified 226 net potential undrilled Haynesville/Bossier Shale horizontal (“H/B Hz”) well locations across our acreage, assuming 80-acre well spacing, as well as potential undrilled Cotton Valley Sands horizontal drilling locations across our acreage. We currently have 264 net producing wells, of which 31 are Haynesville/Bossier Shale horizontal wells. Assuming we complete this offering and a concurrent Equity Offering described below, we intend to focus approximately 57% of our 2011 capital expenditure budget on the Haynesville/Bossier Shale horizontal drilling program. For a summary of recent developments in this drilling program, please read “Recent Developments” below.

During 2010, we made a strategic decision to begin looking for properties that would expand our assets and development into other basins, diversify our concentrated natural gas focus from two resource plays in one basin and provide the Company more liquid hydrocarbon opportunities. We sought out several key employee hires to aid in this expansion. These efforts have led to successful agreements to acquire core positions in over 67,000 net acres in two of the leading oil resource plays in the U.S. We have recently entered into separate agreements to purchase undeveloped leasehold in the very successful and competitive region located in the Williston Basin of North Dakota/Montana, targeting the Bakken/Sanish-Three Forks Formation, and in the oil window of the Denver Julesburg Basin (the “DJ Basin”) of Wyoming, targeting the emerging Niobrara Formation. We are making plans to deploy our capital and resources into these development opportunities in 2011. With the acquisition of the liquids-rich (estimated 90% oil) Bakken and Niobrara acreage, we will have better flexibility to deploy capital based on a variety of economic and technical factors, including wells costs, service availability, take-away capacity and commodity prices (including differentials applicable to the basin). We believe this flexibility will enable us to generate better cash flow growth to fund our capital expenditure program. We believe our contracted FlexRigs inventory and experienced Rockies and Haynesville/Bossier Shale horizontal drilling personnel will enable us to succeed in the development of these new oil resource plays. For additional information relative to theses acquisitions, see “Recent Developments” below.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, and our telephone number is (405) 600-0711.

Company Strengths

Large, contiguous acreage position in three high quality basins. With our acreage acquisitions in the Bakken and Niobrara, we will have a material position in two of the leading oil resource plays in the United States, along with a position in the Haynesville/Bossier Shale and Cotton Valley Sands which are located in the East Texas Basin and regarded as one of the top natural gas basins in the United States. Upon completion of these acquisitions, we will have 26,087 net acres in the Bakken, and 41,637 net acres in the Niobrara. We have 61,528 gross acres (44,032 net acres) containing our Haynesville/Bossier Shale resource development in Harrison and Panola counties Texas and Caddo parish, Louisiana. As of December 31, 2010, we have drilled and completed 31 successful horizontal Haynesville/Bossier Shale wells with production profiles that we believe provide an attractive rate of return even in a low natural gas price environment. We have an active and successful natural gas hedging strategy that has provided us above-market prices since 2009 which has improved our margins. We have identified 226 net potential undrilled locations across the property base, based on 80-acre spacing. Furthermore, we drilled 19 vertical test wells in 2006, which confirmed a consistent 350-foot layer of Haynesville/Bossier Shale to be present and substantially reduced the risk associated with our Haynesville/Bossier Shale acreage. The Cotton Valley Sands resource development contains 65,284 gross acres (46,651 net acres) and has 314 producing locations, and over 100 undrilled 80 acre horizontal locations. We have a track record of drilling success in our core area with nearly a 100% drilling success rate since the inception of our Company. A significant portion of our Haynesville/Bossier Shale and Cotton Valley Sands acreage is held by production which gives us the ability to drill where we choose without significant risk of lease expiration.

Strong historical growth profile with multi-year, lower risk crude oil and natural gas resources drilling inventory. We have an inventory of approximately 261 net potential undrilled proved and unproved Haynesville/Bossier Shale drilling locations as of December 31, 2010. In addition to these Haynesville/Bossier Shale drilling locations that are primarily natural gas, we will have 81.5 net undrilled locations (4 horizontal wells/1,280 acres; 10,000’ laterals) in the Bakken and 260.2 net undrilled locations (4 horizontal wells/640 acres; 5,000’ laterals) in the Niobrara that are crude oil targets. This large undrilled inventory of 341.7 horizontal oil resource locations and 261 horizontal gas resource locations provides us with a multi-year drilling inventory which will allow us to continue significant organic reserve and production growth. For the five-year period ending December 31, 2010, we have grown our production at a compounded annual growth rate of 51%.

Ability to allocate capital to either crude oil or natural gas and higher rate of return opportunities. With the addition of the Bakken and Niobrara acreage, which are primarily crude oil resource plays, we now have commodity and basin diversity that will allow us to allocate capital to achieve the highest risk-adjusted rate of return for our portfolio of resource development opportunities. Most of our Haynesville/Bossier Shale and Cotton Valley Sands acreage is held by production, which gives us the flexibility to chose where we drill and allocate capital. Approximately 98% of our proved reserves as of December 31, 2010 were natural gas. With the acquisition of the Bakken and Niobrara acreage, we will have better flexibility to deploy capital based on a variety of economic and technical factors, including wells costs, service availability, take-away capacity and commodity prices (including differentials applicable to the basin). We believe this flexibility will enable us to generate better cash flow growth and to fund our capital expenditure program.

High degree of horizontal drilling experience combined with operational control. We have drilled and completed 31 horizontal wells in the Haynesville/Bossier Shale using the latest technology. We routinely drill these wells with total measured depths of greater than 17,000 feet in less than 30 days. We intend to use our horizontal drilling expertise and our on-staff Rockies’ technical experience to successfully drill and operate wells in the both the Bakken and Niobrara. Once they become available, we intend to move two of our three available

Helmerich & Payne FlexRig3™ rigs (“FlexRig”) to the Bakken and Niobrara and maintain a one rig program in our East Texas core area. We operate over 84% of our acreage in our East Texas core area, which permits us to better manage our operating costs and better control capital expenditures and the timing of development and exploitation activities. We believe that by being an operator in the Bakken and Niobrara acreage and by using our Haynesville/Bossier Shale horizontal drilling experience, we can achieve superior operational efficiencies.

Significant infrastructure in place for East Texas core area. As of December 31, 2010, we had over 100 miles of gathering pipeline, 215 MMcf per day of takeaway capacity and 25,000 horsepower of compression. We also own salt-water disposal and other field infrastructure in our East Texas core area. We also have contracted four FlexRigs (one of which has been subleased to a third party for the remainder of a three-year primary term) and own three drilling rigs, six of these rigs have the capacity to drill horizontal wells in all four resource plays in which we operate. In November 2009, we contributed our gathering and compression assets to Endeavor Gathering LLC (“Endeavor Gathering”) as part of the sale of 40% of Endeavor Gathering to Kinder Morgan Endeavor LLC (“KME”), and we obtained commitments from Endeavor Gathering for priority rights to its takeaway capacity. Based on our average daily production rate of 57.1 MMcfe per day for the quarter ended December 31, 2010 and our takeaway capacity of 215 MMcf per day as of December 31, 2010, we believe our current infrastructure has sufficient capacity to support material growth in production.

Strategy

Our strategy is to expand our assets into oil resource plays in several basins that will provide the Company the ability to optimize its capital allocation and create shareholder value. Another objective is to use two of our four contracted FlexRigs to develop our two new oil resource horizontal developments in the Bakken/Sanish-Three Forks Formation of the Williston Basin in North Dakota and Montana, and the Niobrara Formation of the DJ Basin in Wyoming. We also plan to keep one contracted FlexRig drilling in our horizontal development of the Haynesville/Bossier Shale natural gas resource in East Texas. Our strategies emphasize:

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Developing our undeveloped acreage in the Niobrara Formation and Bakken Formation—We have entered into five agreements to acquire 26,087 net acres in the Bakken/Sanish-Three Forks oil resource play and 41,637 net acres in the Niobrara oil resource play. Both plays have 81.5 and 260.2 net undeveloped horizontal locations, respectively. We intend to commence a two rig multi-year drilling program in these properties during the second half of 2011. We estimate these locations can be drilled and completed in about 8 years for the Bakken and 10 years for the Niobrara. We may selectively acquire additional acreage in these project areas in the normal course of business.

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Diversifying into higher margin crude oil production through the acquisition of the Bakken and Niobrara acreage—We seek to increase profitability, operating cash flows and flexibility by deploying our working capital to increase oil production and reserves. As crude oil and natural gas prices fluctuate, we will continue to evaluate our allocation of capital between our oil and natural gas resources.

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Using our Haynesville/Bossier horizontal drilling and on-staff technical experience to economically develop our newly acquired Bakken and Niobrara acreage—Our team has drilled and completed 31 Haynesville/Bossier horizontal wells, and we have significantly reduced our completed well cost to under $1,700 per lateral foot in the fourth quarter of 2010. We have reduced our spud to total depth drilling times from an average of 41 days to drill a horizontal well with an average lateral length of 4,787 feet in 2009 to an average of 29 days to drill a horizontal well with an average lateral length of 6,243 in the fourth quarter of 2010. We plan to utilize our experience and horizontal drilling efficiencies and advancements as we deploy two of our three available FlexRigs in the Bakken and Niobrara. We have assembled a technical staff with PhDs in Engineering and Geology and with Rocky Mountain experience, including the following basins: Powder River Basin, Williston Basin, Uinta Basin, San Juan Basin, Piceance Basin, D-J Basin, Wind River Basin, Greater Green River Basin, Shirley-Hannah Basin and Canadian Rockies. We have also assembled an experienced group of senior land executives with wide-ranging experiences in acquisition, integration, and operation in conventional and unconventional resource plays in more than one million acres, covering multiple-rig drilling programs over the past 25 years in the Anadarko (Woodford and Granite Wash), Arkoma (Fayetteville, Woodford Caney and CBM), Permian, Hugoton, Barnett Shale, Haynesville / Bossier Shale, Bakken and Three Forks, and Marcellus Shale basins.

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Developing our existing Haynesville/Bossier Shale acreage—We seek to maximize the value of our existing legacy assets by developing these properties with the lowest risk and the highest production and reserve growth potential. We intend to continue to develop our multi-year inventory of drilling locations in the Haynesville/Bossier Shale in order to develop our natural gas reserves in East Texas. We estimate that our approximate 44,032 net acres in the Haynesville/Bossier Shale includes as many as 261 net potential proved and unproved undrilled locations based on 80-acre spacing.

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Maintaining operational control with focus on reducing operating costs—We have consistently maintained low finding and development costs and consistently operate with one of the lower operating cost structures in the industry. Our per unit lease operating expenses have declined from $0.86 per Mcfe for the year ended December 31, 2009 to $0.67 per Mcfe for the nine months ended September 30, 2010.

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Actively hedging production to provide greater certainty of cash flow and earnings—Excluding sold calls, for 2011 and 2012, we have hedged approximately 15.5 million MMBtu and 16.7 million MMBtu of natural gas at a weighted average price of $6.11 and $6.08 per MMbtu, respectively. Our 2011 hedges represent approximately 74% of our average daily production for the fourth quarter of 2010. We plan to continue to use hedging to mitigate commodity price risks.

Recent Developments

Fourth Quarter and Year-End 2010 Production and Operations Update

Our production for the three months ended December 31, 2010 was 5.3 Bcfe, compared to 3.5 Bcfe in the fourth quarter of 2009, an increase of 51%. Production in the fourth quarter increased 14% when compared to the third quarter of 2010. We drilled with two FlexRigs and brought eight new H/B Hz wells to production during the fourth quarter.

Our production was 17.5 Bcfe for the twelve months ended December 31, 2010, a 30% increase from 13.5 Bcfe in 2009. Drilling in 2010 varied from two to three FlexRigs which resulted in capital expenditures in the range of $190-195 million. The increase of capital expenditures for 2010 from the original guidance was a result of fracture stimulation service availability during the fourth quarter of 2010 and the decision to complete eight H/B Hz wells during the quarter. Delays in completions due to a lack of available fracture stimulation during the third quarter of 2010 prevented us from achieving annual production closer to the higher end of our original guidance (17.5 to 19.0 Bcfe).

The eight H/B Hz wells that were brought on line in the fourth quarter had an average lateral length of 5,356 feet at an average cost of $8.9 million. The average cost per lateral foot for the completions was $1,683 and the average number of frac stages was 13. The cost per stage incurred by us peaked during the early fourth quarter but declined significantly in December 2010, and we expect that our costs per stage will continue at lower levels in 2011. The Mia Austin #6H, the Company’s first 6,000 foot long lateral has a 60 day average production of 7,241 Mcf/day. The Bosh Heisman #17H was completed with 15 frac stages with a perforated lateral length of 6,164 feet and during the first 20 days of production it is performing in line with our expectations for a long lateral.

New Focus on Oil Plays and Pending Acquisitions

As discussed above, we made the strategic decision during 2010 to begin looking for oil focused properties that would diversify our concentrated natural gas focus and produce opportunities for us to expand our property development and technical experience into other basins. We have entered into five transactions to purchase undeveloped leasehold located in the Williston Basin in North Dakota/Montana and targeting the Bakken/Sanish- Three Forks Formation as well as in the oil window of the DJ Basin in Wyoming, targeting the emerging Niobrara Formation. The Company is making plans to deploy an increasing amount of its capital and resources into these development opportunities in 2011 and 2012.

The acquisition terms consist of:

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Bakken acquisitions-Arkoma Bakken and other parties—a purchase and sale agreement, dated as of January 24, 2011, and a letter of intent with Arkoma Bakken, LLC and other sellers with respect to undeveloped acreage located in the Bakken formation in North Dakota. These agreements provide for consideration 33.333% payable in cash and 66.667% payable in our common stock. The stock consideration will be based on a volume weighted average closing price of our common stock on the NYSE during the 15 trading days immediately prior to and including the date three trading days prior to the closing date; provided in the event such calculated price is less than $5.50, the price used will be $5.50, and in the event such calculated price is more than $6.50, the price used will be $6.50. The first purchase and sale agreement relates to the acquisition by us an undivided 87.5% of the sellers’ working interest and an 82.5% net revenue interest in approximately 7,613 undeveloped acres located in McKenzie and Dunn Counties, North Dakota (with the acquired interest representing 6,661 net acres). The aggregate purchase price for these properties is approximately $31.3 million. Based on stock consideration of $20,895,423, the stock consideration would be between 3,799,168 shares (based on a value of $5.50 per share) and 3,214,681 shares (based on a value of $6.50 per share) of our common stock. The letter of intent and proposal relates to the acquisition by us an 87.5% working interest and an 80% net revenue interest in approximately 1,862 net acres in Williams County, North Dakota (with the acquired interest representing 1,629 net acres). The aggregate purchase price for these properties is expected to be approximately $7.3 million. Based on stock consideration of $4,887,304, the stock consideration would be between 888,605 shares of our common stock (based on a value of $5.50 per share) and 751,897 shares (based on a value of $6.50 per share). In addition to the execution of a definitive agreement for the second transaction for 1,629 net acres, the transactions remain subject to customary title diligence and purchase price adjustments for title defects, as well as other diligence. We expect to close the transaction relating to these properties under the first purchase and sale agreement on or prior to March 11, 2011. At each closing, we will enter into a participation agreement with a joint operating agreement designating us as the operator of these properties. We have also agreed, or will agree, to enter into a registration rights agreement with these sellers at closing relating to the resale of the shares of common stock received in this transaction. However, these sellers will agree not to sell the shares of common stock received by them for six months following the closing of these transactions;

•

Bakken acquisition-Retamco—a purchase and sale agreement, entered into on January 13, 2011, relating to the acquisition by us of all of the working interest and an 80% net revenue interest in approximately 17,797 undeveloped net acres of oil and gas leases located in the Bakken formation in Montana and North Dakota. Pursuant to this agreement, as partial consideration for the oil and gas leases, we have agreed to issue to the seller, Retamco Operating, Inc., up to 2,669,513 shares of our common stock and approximately $1.8 million in cash. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. In addition, the seller, at its option, may elect to reduce the number of shares of our common stock payable as consideration by 400,542 shares and to take instead approximately $2.4 million that we paid as a deposit in connection with a separate transaction with the seller. We expect to close the transaction relating to these properties on or prior to February 28, 2011. We have agreed to enter into a registration rights agreement with this seller at closing relating to the resale of the shares of common stock received in this transaction;

•

Niobrara acquisition-Retamco—a separate purchase and sale agreement with Retamco Operating, Inc. relating to the acquisition by us of all of the working interest and an 80% net revenue interest in approximately 9,809 undeveloped net acres of oil and gas leases located in the Niobrara basin in Wyoming. The purchase price for this transaction is approximately $24.0 million in cash. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. We expect to close the transaction relating to these properties on or prior to April 30, 2011. The closing of the transaction for these properties is not conditioned on the closing of the transaction relating to the seller’s Bakken formation properties; and

•

Niobrara acquisition—an agreement to purchase all of the working interest and an 80% net revenue interest in approximately 31,827 undeveloped acres of oil and gas leases located in the Niobrara basin in Wyoming for approximately $28.6 million, including commissions. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. We expect to close the transaction relating to these properties on February 10, 2011. Pursuant to our agreements with the seller, the seller will have the option to reacquire 50% of the working interest acquired by us in these properties at the same purchase price paid by us within three months following the closing of this transaction.

The above referenced acquisitions are collectively referred to herein as the “Acquisitions”.

The following is a summary of our pending acquisitions acreage:

Williston Basin (Bakken / Three Forks)

State	County	Total Net Acres	% of GMX Acres in Basin	Total Net Wells on 1,280 Acre Spacing
North Dakota	Stark & Dunn	8,013	31%	25.0
	McKenzie	5,959	23%	18.6
	Williams / Sheridan(1)	2,909	11%	9.1
	Billings	1,503	6%	4.7
	Dunn	1,342	5%	4.2

Total North Dakota		19,726	76%	61.6

Montana	Richland	6,039	23%	18.9
	Wibaux	321	1%	1.0

Total Montana		6,360	24%	19.9

Total Williston Basin (Bakken / Three Forks)		26,086	100%	81.5

DJ Basin (Niobrara)

State	County	Total Net Acres	% of GMX Acres in Basin	Total Net Wells on 640 Acre Spacing
Wyoming	Laramie	21,785	52%	136.2
	Goshen	12,082	29%	75.5
	Platte	5,054	12%	31.6
	Laramie/Platte	2,716	7%	17.0

Total DJ Basin (Niobrara)		41,637	100%	260.3

Total Net Acres in Transactions		67,723		341.8

(1)	Includes 1,629 net acres subject to a letter of intent.

Bakken/Sanish-Three Forks—Williston Basin. Our entry into the Williston Basin involves transactions, for approximately 26,087 total net acres in eight counties. The acreage is primarily in five distinct areas, all of which are within the Bakken ‘thermal maturity window’. The leases have a minimum 80% NRI and an average 80.8% NRI and are a mix of fee (freehold), state, and federal leases, all taken within the past 12 months. The leases have five-year primary terms and many of the fee leases have options to renew for five more years. The total acreage represents the potential for 81.5 net wells using four wells per 1,280-acre spaced units.

In addition to the cost of these acquisitions, we are budgeting capital expenditures in the Williston Basin to be $31.5 million in 2011 to establish a presence and begin our drilling program (of which we expect to pay $16.6 million and $14.9 million in 2011 and 2012, respectively). Our plan is to drill 10,000’ laterals using one of our FlexRigs beginning in the third quarter of 2011, and drilling continuously thereafter. Our initial acreage contains 81.5 net long lateral locations using four wells per 1,280 acre density. We plan to continue leasing and have successfully recruited experienced Bakken land staff, brokerage, and title teams to augment our current land staff capacities and competencies. We plan to join consortiums and create data sharing relationships with other operators in the basin. We have hired local consultants in the area to execute our initial plans. As we expand our development we intend to establish a GMXR field office in the area.

Niobrara- DJ Basin. Our entry into the Niobrara involves two transactions for approximately 41,637 net acres in southwestern Goshen, southeastern Platte and north central Laramie Counties in Wyoming with a minimum 80% NRI. One of the sellers has retained a 90-day option to reacquire 50% of our working interest (approximately 16,000 net acres) in these net acres at our initial cost. The fee leases generally have five year primary terms, and many have options to extend the lease another five years. Approximately 20% of the total net acres are new federal leases with 10 year terms. The 41,637 net acres provides GMXR with a development potential of 260 net wells using four wells per 640-acre unit.

In addition to the cost of these acquisitions, we are budgeting capital expenditures in the DJ Basin to be $53.6 million in 2011 to establish a presence and begin our drilling program (of which we expect to pay $29.5 million and $24.1 million in 2011 and 2012, respectively). We plan to continue leasing and have successfully recruited experienced land staff, brokerage, and title teams to augment its current competencies. Our operational plan is to deploy a third party rig in July 2011 to drill several vertical test wells down to 8,000 ’— 9,000’, to log and study the results, and when the sublease of one of our FlexRigs expires at the end of 2011, to have this rig winterized and then deploy it to drill 8,000’ — 9,000’ vertical and 5,000’ — 10,000’ lateral wells. We plan to continue leasing, participate in and/or initiate our own 3D seismic shoot, join consortiums and create data sharing relationships with other operators. We have hired local consultants in the area to execute our initial plans. As we expand our development we intend to establish a GMXR field office in the area.

We plan to continue to operate one FlexRig in the H/B Hz shale play, with expectations of drilling 10 wells and completing 12 wells in 2011. We are also exploring opportunities to joint venture with a non-operating partner to continue to develop our Haynesville/Bossier Shale acreage.

Concurrent Notes Offering

Concurrent with this offering, we announced the launch of a 144A private placement of $200.0 million aggregate principal amount of our 11.375% Senior Notes due 2019 (the “Notes Offering”), at a price of 96.833%, plus accrued interest, if any, from February 9, 2011. The senior notes offering is being made under a separate offering circular and is not part of the offering to which this prospectus supplement relates. The consummation of this offering of common stock is contingent upon the successful closing of the concurrent non-public offering of senior notes which is expected to occur on February 9, 2011 and which is subject to customary closing conditions. We expect the net proceeds to us from that offering, after deducting discounts and commissions and estimated expenses of the private placement payable by us to be approximately $186.8 million.

Concurrent Partial Tender Offer for our 5.00% Senior Convertible Notes due 2013.

Concurrent with this offering, we announced an offer to purchase (the “Tender Offer”) for cash up to $50.0 million aggregate principal amount of our outstanding 5.00% Senior Convertible Notes due 2013, or the “2013 Notes.” The Tender Offer expires at 5:00 p.m., New York City time, on February 28, 2011, or the “expiration date,” unless extended or earlier terminated by us. The consummation of the Tender Offer is conditioned upon our ability to raise at least $175.0 million in gross proceeds from this offering and $75.0 million in gross proceeds from the Equity Offering. We reserve the right to waive any or all conditions to the Tender Offer. Holders of up to $50.0 million aggregate principal amount of the 2013 Notes who validly tender and do not validly withdraw their 2013 Notes prior to the expiration date will receive $1,000 per $1,000 in aggregate principal amount of 2013 Notes tendered. Proration for each noteholder tendering 2013 Notes will be calculated with a proration factor of such amount so that we only accept for purchase an aggregate principal amount of 2013 Notes of $50.0 million.

Throughout this prospectus supplement, we refer to the Tender Offer, the repayment of indebtedness currently outstanding under our secured revolving credit facility, the Notes Offering, this offering and the use of the net proceeds therefrom as the “Transactions.”

Amendment of our Secured Revolving Credit Facility

We have entered into an amended and restated secured revolving credit facility that is conditioned on and will become effective contemporaneously with the consummation of this offering. Under the amended and restated credit agreement, the Notes Offering and the consummation of the Tender Offer will be permitted, certain financial covenants will be amended, and the maturity will be extended until January 1, 2013, subject to our meeting certain conditions, including but not limited to obtaining at least $75.0 million in gross proceeds from this offering and at least $175.0 million in gross proceeds from the Notes Offering. Our initial borrowing base under the amended and restated secured revolving credit facility will be $60.0 million. The amended revolving credit facility will require us to reserve and deposit $50.0 million to repurchase 2013 Notes in the Tender Offer within 45 days.

Impairment Charges; Fourth Quarter 2010 Estimates

In connection with our December 31, 2010 financial statements, we expect to record an impairment charge of approximately $139 million, consisting of (i) an estimated $130 million ceiling test writedown of our oil and natural gas properties based on a natural gas price of $4.38 per MMBtu and a crude oil price of $79.43 per barrel and (ii) an estimated $9 million write-down in connection with the reclassification of certain assets to assets held for sale. The ceiling test writedown was a result of our decision to remove approximately 290 net proved undrilled Cotton Valley locations that had proved reserves totaling 220 Bcfe at December 31, 2009. Due to the drilling opportunities we have in the Haynesville/Bossier Shale and will have in the Bakken and Niobrara Formations, we do not believe we would develop our Cotton Valley Sands proved undeveloped locations within the required five-year timeframe under SEC requirements for including estimated proved reserves. The writedown in connection with the reclassification of assets to assets held for sale includes three conventional drilling rigs, compressors designed for low pressure gathering service, large diameter pipeline pipe, and related valves and similar equipment that were all purchased prior to 2009 in connection with our prior focus on a multi-rig long-term Cotton Valley Sand vertical drilling program. In addition to the $9 million charge, we recognized estimated selling costs of $1.2 million related to these assets in general.

As a result of additional completions in the fourth quarter of 2010, our production for the month of December was 2.1 Bcfe. This increase in December’s production reduced our estimated monthly per unit cost for lease operating expense and general and administrative expense (excluding $1.2 million non-recurring estimated selling costs described above). We expect our fourth quarter 2010 Adjusted EBITDA to be modestly higher than our third quarter 2010 results.

2011 Capital Expenditure Budget

Assuming the consummation of the Transactions, we believe our 2011 capital expenditure budget including the cash portion of the acreage acquisitions, but excluding the value of the shares of our common stock included as consideration for the acquisitions, will consist of a total of approximately $238.2 million and will include:

•	$68.3 million for our pending acquisitions in the Bakken and Niobrara;

•	$7.9 million for expanding our leasehold position;

•	$107.3 million for drilling and completing new operated wells, including $84.9 million in our core area and $22.4 million for the Bakken and Niobrara;

•	$29.5 million for the payment of the completions performed in 2010 and the completion of wells in inventory at December 31, 2010;

•	$11.9 million for capitalized interest and overhead costs;

•	$7.0 million for rig contract fees, net of sublease fees, incurred on subleased FlexRigs until the FlexRigs come back from sublease and are redeployed to the Bakken and Niobrara;

•	$1.7 million for the winterization of a FlexRig to be used in the Bakken;

•	$2.4 million for constructing infrastructure to support production in our core and our new project areas; and

•	$2.2 million for purchasing seismic data and other test work.

For 2012, assuming the consummation of the Transactions, we currently plan to make capital expenditures of approximately $222 million, with allocations of 42% in the Haynesville/Bossier Shale, 26% in the Bakken Formation and 31% in the Niobrara Formation. While we have currently budgeted for these purposes, the ultimate amount of capital we expend may differ materially based on our financing transactions, market conditions and the success of our drilling results during 2011 and 2012. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Organizational Chart

THE OFFERING

The following summary is provided solely for your convenience. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of our common stock, see “Description of Capital Stock.”

Issuer	GMX Resources Inc.

Common stock offered	21,075,000 shares(1)

Over-allotment option	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 3,161,250 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Common stock to be outstanding after offering(1)	52,358,353 shares, or 55,519,603 shares if the underwriters exercise the over-allotment option in full.

Voting rights	One vote per share

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation and expansion of our business.

Use of proceeds	We expect to receive net proceeds from this offering after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, of approximately $93.3 million (or approximately $107.3 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds of this offering and the Notes Offering (i) to fund an offer to purchase up to $50.0 million of our 5.00% convertible senior notes due 2013, (ii) to repay the current outstanding balance under our secured revolving credit facility, (iii) to fund the cash portion of the purchase price of pending acquisitions of undeveloped oil and gas leases for approximately $68.3 million, (iv) to fund our exploration and development program and (v) for other general corporate purposes. See “Use of Proceeds.”

(1)	The number of shares of our common stock to be outstanding after this offering excludes (a) up to 2,669,513 shares of our common stock that we expect to issue to Retamco Operating, Inc. on or prior to February 28, 2011 in connection with a pending asset acquisition, (b) up to 3,966,578 shares of our common stock that we expect to issue to other sellers in connection with pending asset acquisitions, (c) 568,162 shares of common stock reserved for issuance under our stock option plan, of which options to purchase 568,162 shares at a weighted average exercise price of $27.62 per share had been issued as of January 27, 2011, and (d) 1,057,828 shares of common stock reserved for future awards under our 2008 Long-Term Incentive Plan, (e) 692,172 shares of unvested restricted stock issued under the 2008 Long-Term Incentive Plan with a weighted average grant-date fair value of $13.48, (f) 3,776,923 shares of common stock issuable upon conversion of our 5.00% convertible senior notes due 2013 and 4,600,000 shares of common stock issuable upon conversion of our $4.50% convertible senior notes due 2015.

Concurrent with this offering of common stock, we are conducting, under a separate offering circular, a non-public offering of $200.0 million aggregate principal amount of our 11.375% Senior Notes due 2019. The consummation of this offering of common stock is contingent upon the successful closing of the concurrent non-public offering of senior notes.

Conflicts of Interest	From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us for which they received, or will receive, customary fees and reimbursement of expenses. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as dealer managers in connection with the Tender Offer. In addition, Capital One, N.A. and BNP Paribas, affiliates of Capital One Southcoast, Inc. and BNP Paribas Securities Corp., respectively, are lenders under our secured revolving credit facility, and as such are entitled to be repaid with a portion of the proceeds of this offering. See “Use of Proceeds.” Because more than five percent of the net proceeds of this offering may be paid to an affiliate of a member of the Financial Industry Regulatory Authority, Inc., or FINRA, participating in this offering, the offering will be conducted in accordance with FINRA Rule 5121. FINRA does not require the use of a qualified independent underwriter because a bona fide public market exists. Capital One, National Association, an affiliate of Capital One Southcoast, Inc., will be the administrative agent, collateral agent and a lender under our amended secured revolving credit facility.

Risk factors	You should carefully read and consider the information beginning on page S-18 of this prospectus supplement set forth under the heading “Risk Factors” and all other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

New York Stock Exchange symbol	GMXR

The number of shares of our common stock outstanding includes 2,640,000 shares of our common stock issued and loaned pursuant to a share lending agreement in connection with our 5.00% convertible senior notes due 2013.

Summary Consolidated Historical Financial Data

The following table presents a summary of our consolidated financial information for the periods indicated. The statement of operations data for each of the three fiscal years ended December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements included in this prospectus supplement. The statement of operations data for the nine-month periods ended September 30, 2009 and 2010, and the balance sheet data as of September 30, 2010, have been derived from our unaudited consolidated financial statements included in this prospectus supplement. The unaudited statement of operations data and statement of cash flows data for the twelve months ended September 30, 2010, were calculated by subtracting the data for the three months ended December 31, 2009 from the data for the year ended December 31, 2009, and then adding the appropriate data for the nine months ended September 30, 2010. The information in this table should be read in conjunction with our audited and unaudited consolidated financial statements and related notes in our consolidated financial statements incorporated by reference into this prospectus supplement and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement. The summary financial information as of and for the nine months ended September 30, 2009 and 2010, respectively, is unaudited and, in the opinion of management, reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. Our results for the nine months ended September 30, 2010, are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and natural gas prices. The summary financial information for the years ended December 31, 2008 and 2009, respectively, and the nine months ended September 30, 2009, reflects various adjustments as a result of our retroactive adoption of certain accounting pronouncements and restatements to correct certain accounting errors. See “Note B – Correction of Errors” and “Note C – Adoption of Accounting Principles” in our consolidated financial statements for the year ended December 31, 2009 in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

	For the Years Ended December 31,			For the Nine Months Ended September 30,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2008 (As Adjusted and Restated)	2009 (As Adjusted)	2009 (As Adjusted and Restated)	2010	2010
				(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
OIL AND NATURAL GAS SALES	$67,883	$125,736	$94,294	$68,737	$69,346	$94,903
EXPENSES:
Lease operations	8,982	15,101	11,776	8,581	8,144	11,339
Production and severance taxes(1)	2,746	5,306	(930)	(1,074)	447	591
Depreciation, depletion and amortization	18,681	31,744	31,006	23,252	24,704	32,458
Impairment of oil and natural gas properties	—	192,650	188,150	138,078	—	50,072
General and administrative	8,717	16,899	21,390	14,580	20,057	26,867

Total expenses	39,126	261,700	251,392	183,417	53,352	121,327

Income (loss) from operations	28,757	(135,964)	(157,098)	(114,680)	15,994	(26,424)
NON-OPERATING INCOME (EXPENSES):
Interest expense	(4,088)	(13,617)	(16,127)	(12,540)	(13,678)	(17,265)
Loss on extinguishment of debt	—	—	(4,976)	—	—	(4,976)
Interest and other income	226	285	72	40	19	51
Unrealized loss on derivatives	—	(354)	(2,370)	(2,827)	(103)	354

Total non-operating expense	(3,862)	(13,686)	(23,401)	(15,327)	(13,762)	(21,836)
Income (loss) before income taxes	24,895	(149,650)	(180,499)	(130,007)	2,232	(48,260)

BENEFIT (PROVISION) FOR INCOME TAXES	(8,010)	25,013	33	(3,594)	6,354	9,981
Net Income attributable to non-controlling interest	—	—	(173)	—	(2,111)	(2,284)

NET INCOME (LOSS)	16,885	(124,637)	(180,639)	(133,601)	6,475	(40,563)
Preferred stock dividends	(4,625)	(4,625)	(4,625)	(3,469)	(3,469)	(4,625)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$12,260	$(129,262)	$(185,264)	$(137,070)	$3,006	$(45,188)

Statement of Cash Flows Data:
Cash provided by operating activities	$52,445	$83,237	$49,490	$41,409	$40,972	$49,053
Cash used in investing activities	(194,998)	(318,360)	(181,324)	(147,983)	(131,685)	(165,026)
Cash provided by financing activities	143,500	235,932	160,672	104,050	59,228	115,850

	As of December 31,			As of September 30,		As of and for the Twelve Months Ended September 30,
(Dollars in thousands, except for ratios)	2007	2008 (As Adjusted and Restated)	2009	2009 (As Adjusted and Restated)	2010	2010
				(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Oil and natural gas properties, net	$320,955	$383,890	$331,329	$354,709	$440,703	$440,703
Total assets	395,340	525,001	519,638	491,348	618,823	618,823
Long-term debt, including current portion	125,734	224,342	190,278	270,424	258,849	258,849
Shareholders’ equity	208,926	243,743	266,028	172,820	287,387	287,387

Other Financial Data (as of and for the period ended):
Capital expenditures for oil and natural gas properties	$194,998	$328,926	$179,285	$138,260	$136,806	N/A
Adjusted EBITDA(2)	49,510	91,967	66,018	N/A	N/A	$61,064
Adjusted EBITDA Margin	0.73	0.73	0.70	N/A	N/A	0.88
Ratio of total debt to Adjusted EBITDA	2.54	2.44	2.88	1.76	3.98	4.27
Ratio of Adjusted EBITDA to cash interest expense, net	14.55	8.89	4.23	N/A	N/A	3.42
Ratio of earnings to fixed charges(3)	6.88	(9.37)	(8.85)	(8.56)	1.02	8.34
Total debt to proved reserves ($ per Mcfe)	0.29	0.48	0.59	N/A	N/A	N/A
Total debt to proved developed reserves ($ per Mcfe)	0.81	1.38	1.93	N/A	N/A	N/A

(1)	Production and severance taxes in 2007, 2008 and 2009 reflect severance tax refunds of $518,000, $1.2 million, and $2.9 million, respectively, received or accrued during the year.
(2)	Adjusted EBITDA is defined as net income (loss) plus interest expense, income taxes, depreciation, depletion and amortization further adjusted to exclude unusual items and other adjustments set forth below. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our core business operations. Adjusted EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other financial data prepared in accordance with GAAP or as a measure of our overall profitability or liquidity.
(3)	See “—Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preference Dividends” filed as Exhibit 12.1 to our registration statement on Form S-3 to which this prospectus relates.

Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to “Net income,” the most directly comparable GAAP financial measure, for each of the periods indicated.

	For the year ended December 31,			For the Twelve Months Ending September 30, 2010
(Dollars in thousands)	2007	2008	2009
				(unaudited)
Net Income (loss)	$16,885	$(124,637)	$(180,466)	$(38,279)
Plus:
Interest expense	4,088	13,617	16,127	17,265
Depreciation, depletion and amortization	18,681	31,744	31,006	32,458
Income tax (benefit) loss	8,010	(25,013)	(33)	(9,981)

EBITDA	$47,664	$(104,289)	$(133,366)	$1,463

Plus:
Impairment of oil and natural gas properties	—	192,650	188,150	50,072
Early extinguishment of debt	—	—	4,976	4,976
Non-cash compensation and unrealized gains or losses on derivatives	1,846	3,606	6,258	4,553

Adjusted EBITDA	$49,510	$91,967	$66,018	$61,064

Summary Consolidated Historical Operating and Reserve Data

The following table sets forth certain information regarding our net production volumes, sales, average sales prices, and production costs associated with sales of oil and natural gas for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Production:
Oil (MBbls)	127	190	119	91	71
Natural gas (MMcf)	7,974	11,777	12,908	9,477	11,734
Natural gas equivalent (MMcfe)	8,735	12,918	13,620	10,024	12,161
Average daily (MMcfe per day)	23.9	35.3	37.3	36.7	44.7

Average Sales Price:
Oil (per Bbl)
Wellhead price	$71.08	$99.16	$56.61	$51.18	$75.00
Effect of hedges	(1.97)	(10.19)	19.41	21.11	—

Total	$69.11	$88.97	$76.02	$72.29	$75.00

Natural gas (per Mcf)
Wellhead price	$7.00	$9.50	$3.85	$3.63	$4.14
Effect of hedges	0.41	(0.26)	2.76	2.83	1.43

Total	$7.41	$9.24	$6.61	$6.46	$5.57

Average sales price (per Mcfe)	$7.77	$9.73	$6.92	$6.77	$5.82

Operating and Overhead Costs (per Mcfe):
Lease operating expenses	$1.03	$1.17	$0.86	$0.86	$0.67
Production and severance taxes	0.31	0.41	(0.07)	(0.11)	0.04
General and administrative	1.00	1.31	1.57	1.45	1.65

Total	$2.34	$2.89	$2.36	$2.20	$2.36

Cash Operating Margin (per Mcfe)	$5.43	$6.84	$4.56	$4.57	$3.46

Other (per Mcfe):
Depreciation, depletion and amortization—oil and natural gas properties	$1.88	$2.08	$1.76	$1.75	$1.73

The following table summarizes our estimates of net proved oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates (using prices in effect on December 31, 2008 and the average of first-day-of-the-month prices from 2009 and 2010), discounted at 10% per annum. Estimates of our net proved oil and gas reserves as of December 31, 2008 and 2009 were prepared by MHA Petroleum Consultants, Inc. Estimates of our net proved oil and gas reserves as of December 31, 2010 were prepared by MHA Petroleum Consultants, Inc. (with respect to our Cotton Valley Sands reserves) and DeGolyer and MacNaughton (with respect to our Haynesville/Bossier Shale reserves).

	As of December 31,
	2008	2009	2010
Estimated Proved Reserves:
Natural gas (Bcf)	435.3	333.2	311.9
Oil (MMbls)	5.0	3.7	1.2
Total (Bcfe)	465.3	355.3	319.3
Proved developed reserve percentage	34.8%	37.5%	51.5%
PV-10 Value ($MM)(1)(2)	$280.7	$188.6	$249.9
Standardized measure of discounted future net cash flows ($MM)(3)	$228.8	$188.6	$249.9

(1)	See “Glossary of Oil and Gas Terms.”
(2)	The 2010 prices used in calculating PV-10 value are determined using prices prescribed by the SEC. The commodity prices used in the estimate were based on the 12-month unweighted arithmetic average of the first-day-of-the-month price during the period from January through December 2010. For natural gas volumes, the average Henry Hub spot price of $4.38 per MMBtu was adjusted for energy content, transportation fees, regional price differences, and system shrinkage. For crude oil, the average West Texas Intermediate posted price of $79.43 per barrel was adjusted for quality, transportation fees, and regional price differentials. We refer to this pricing scenario as the “2010 SEC Pricing.” The PV-10 value gives no effect to federal or state income taxes attributable to estimated future net revenues. PV-10 value represents the present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves. The PV-10 value is different than the standardized measure of discounted estimated future net cash flows which is calculated after income taxes. We believes the PV-10 value is a useful measure for evaluating the relative monetary significance of our estimated proved reserves compared to our peers. Investors may use the PV-10 as a basis for comparison of the relative size and value of our reserves to our peers. See “—PV-10 Value” below for our calculation of the standardized measure of discounted estimated future net cash flows, which is the most directly comparable GAAP financial measure.
(3)	The standardized measure of discounted future net cash flows gives effect to federal and state income taxes attributable to estimated future net revenues. In years where our effective tax rate is 0%, there is no effect to the standardized measure for federal or state taxes, as was the case in 2009 and 2010. See “Note N—Supplemental Information on Oil and Natural Gas Operations” in our consolidated financial statements for the year ended December 31, 2009 in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

The following tables summarize GMXR’s proved reserves as of December 31, 2010:

SEC Pricing

Proved Reserves—2010 SEC Pricing(2)

	Bcfe	PV-10(1) ($ in Millions)	PV-10 % Total Proved
Proved Developed:
Cotton Valley Sands and Other	85.2	$98.0	39%
Haynesville/Bossier Shale	79.1	$128.4	51%
Proved Undeveloped:
Cotton Valley Sands and Other	—	—	—
Haynesville/Bossier Shale	155.0	$23.5	10%
Total Proved	319.3	$249.9	100%

(1)	PV-10 represents the present value, discounted at 10% per annum, of estimated future net cash flows attributable to our estimated proved reserves after severance and ad valorem taxes, but before income taxes. The PV-10 value is different than the standardized measure of discounted estimated future net cash flows which is calculated after income taxes. We believe the PV-10 is a useful measure for evaluating the relative monetary significance of our estimated proved reserves compared to our peers. Investors may use the PV-10 as a basis for comparison of the relative size and value of our reserves to our peers. See “—PV-10 Value” below for a reconciliation the standardized measure of discounted cash flows.
(2)	The proved reserves as of December 31, 2010 are calculated based on current SEC guidelines. The commodity prices used in the estimate were based on the 12-month unweighted arithmetic average of the

If oil prices decline by $15.00 per Bbl, and natural gas prices decline by $0.50 per Mcf, then our PV-10 as of December 31, 2010 would decrease by approximately $80 million.

PV-10 Value

We provide the PV-10 value of our proved reserves as of specified dates throughout this prospectus supplement. PV-10 value is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 value is a computation of the standardized measure of estimated discounted future net cash flows on a pre-tax basis. PV-10 value is equal to the standardized measure of estimated discounted future net cash flows at a specified date before deducting future income taxes, discounted at 10%. We believe that the presentation of PV-10 value is relevant and useful to investors because it presents the estimated discounted future net cash flows attributable to our proved reserves prior to taking into account future corporate income taxes, and it is a useful measure of evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. However, PV-10 value is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 value measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our estimated oil and natural gas reserves as of the specified dates.

The following table provides reconciliations of the standardized measure of discounted future net cash flows to PV-10 value as of December 31, 2008, 2009 and 2010 for our core area:

	As of December 31,
	2008	2009	2010
	(in thousands)
Future cash inflows	$2,586,574	$1,540,047	$1,381,031
Future production costs	(1,014,500)	(591,102)	(401,387)
Future development costs	(559,777)	(323,246)	(286,897)

Future income tax provisions	(187,084)	—	—

Net future cash inflows	825,213	625,699	692,748
Less effect of a 10% discount	(596,420)	(437,121)	(442,857)

Standardized measure of discounted future net cash flows	$228,793	$188,578	$249,890

Plus effect of present value of future income tax provisions	$51,869	—	—
PV-10	$280,662	$188,578	$249,890

RISK FACTORS

You should carefully consider the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and the risk factors described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement.

Risks Related to GMX

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, eventually resulting in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing and acquiring reserves requires substantial capital expenditures. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. In addition, approximately 49% of our total estimated proved reserves at December 31, 2010 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Further, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

We have historically relied upon draws on our secured revolving credit facility to help fund our capital expenditures. The amounts we may borrow under our secured revolving credit facility are subject to a borrowing base calculation that depends on the value that our bank lenders place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. The most recent redetermination by our bank lenders resulted in no change to the borrowing base of $130 million. However, effective at the closing of this offering, we have entered into an amended and restated secured revolving credit facility that will result in a reduction of the borrowing base to $60 million. The next redetermination of our borrowing base by our bank lenders is expected to occur on or around October 1, 2011. Future redeterminations of the borrowing base are expected to occur on or before April 1 and October 1 of each year. Future reductions in our borrowing base may occur for several reasons, including if we do not successfully grow our reserves or if commodity prices further weaken. Our ability to reborrow under our secured revolving credit facility to fund our capital expenditures will be constrained by any reductions in the borrowing base, which could adversely affect our ability to operate our business.

Our secured revolving credit facility contains, and the indenture governing the notes will contain, certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals. If our secured revolving credit facility were to be accelerated, we may not have sufficient liquidity to repay our indebtedness in full.

Our secured revolving credit facility includes, and the indenture governing the notes will contain, certain covenants that, among other things, restrict our ability to:

•	make investments, loans and advances, pay dividends on our common stock, and other restricted payments;

•	incur additional indebtedness;

•	grant liens, other than liens created pursuant to the secured revolving credit facility and certain permitted liens;

•	merge, consolidate and sell all or a substantial part of our business or properties; and

•	hedge and engage in forward sales or swaps of our production of crude oil or natural gas or other commodities.

Our amended secured revolving credit facility requires us to maintain certain financial ratios, including leverage ratios such as secured senior debt to earnings before interest, taxes, depreciation, depletion and amortization expenses and adjustments for certain non-cash items and any non-quarter EBITDA (“Adjusted EBITDA”) and Adjusted EBITDA to cash interest expense (including dividends payable under the Series B Cumulative Preferred Stock). We may not be able to satisfy these covenants in the future or be able to pursue our strategies within the constraints of these covenants. A breach of a covenant contained in our debt instruments could result in an event of default under one or more of our debt instruments. Such breaches would permit the lenders under our debt instruments to declare the amounts borrowed or otherwise owing thereunder to be due and payable, and the commitments of the lenders under our secured revolving credit facility to make further extensions of credit could be terminated. Each of these circumstances could materially and adversely impair our liquidity.

All of these restrictive covenants may restrict our ability to expend or pursue our business strategies. Our ability to comply with these and other provisions of our secured revolving credit facility and the indenture governing the notes offered hereby may be impacted by lower commodity prices, changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our secured revolving credit facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our secured revolving credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. The amounts we can borrow under our secured revolving credit facility are subject to a borrowing base calculation that depends on the value that our banks place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. If the indebtedness under our secured revolving credit facility were to be accelerated, our 5.00% convertible senior notes due 2013, our 4.50% convertible senior notes due 2015 and the notes offered hereby would also be accelerated and we may not have sufficient liquidity to repay our indebtedness in full.

Our new program in other existing and emerging shale plays will use some relatively new horizontal drilling techniques and completion, and results for our planned exploratory drilling in these plays will be subject to drilling techniques and completion risks. As a result, our drilling results may not meet our expectations for reserves or production, and we may incur material write downs and the value of our undeveloped acreage could decline in the future.

Operations in the Bakken and Niobrara formations involve utilizing relatively new drilling and completion techniques as developed by our service providers or us in order to maximize cumulative recoveries and to generate the highest possible returns. Risks that we will face include, but are not limited to, landing our well bore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running our casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore. Risks that we will face while completing our wells include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations and successfully cleaning out the well bore after completion of the final fracture stimulation stage.

We do not currently have experience, and we believe our service providers will have limited experience, utilizing the latest drilling and completion techniques being used specifically in the Bakken formations. The success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results in these formations are less than anticipated, or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and limited takeaway capacity or otherwise, and/or natural gas or oil prices decline, the return on our investment in these areas may not be as attractive as we anticipate and we could incur material write downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Significant capital expenditures are required to replace our reserves, and our cash flows from operations may not be sufficient for future capital expenditures.

Our development, exploration, and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations and debt financing. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas, and our success in developing and producing new reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt or other methods of financing on commercially reasonable terms to meet these requirements. If revenue were to decrease as a result of lower oil and natural gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves which may have an adverse effect on our results of operations and financial condition. In addition to cash flow, we anticipate funding future capital expenditures with debt and equity transactions, as well as, potential asset sales and joint venture opportunities.

The loss of our Chief Executive Officer or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our Chief Executive Officer. The loss of his services could adversely affect our business. In addition, if Mr. Kenworthy resigns or we terminate him as our Chief Executive Officer, we would be in default under our secured revolving credit facility, and we would also be required to offer to repurchase all of our outstanding Series B Preferred Stock. If Mr. Kenworthy dies or becomes disabled, we would be required to offer to repurchase all of our outstanding Series B Preferred Stock, and, unless we appoint a successor acceptable to our lenders within four months of Mr. Kenworthy’s death or disability, we would also be in default under our secured revolving credit facility.

A majority of our production, revenue and cash flow from operating activities is derived from assets that are concentrated in a single geographic area.

Substantially all of our estimated proved reserves at December 31, 2010 and a similar percentage of our production during 2010 were associated with our East Texas wells. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue. Approximately 39% of our estimated proved reserves relate to wells in the Cotton Valley Sands and shallower layers as of December 31, 2010. We currently plan to allocate only a de minimis portion of our capital expenditure budget to the Cotton Valley Sands formation layer in favor of wells to develop the Haynesville/Bossier Shale formation layer. This may affect the production, revenue and cash flow we derive from further development of the Cotton Valley Sands formation layer.

Certain of our Cotton Valley Sands wells produce oil and natural gas at a relatively slow rate.

We expect that our existing Cotton Valley Sands wells and certain other wells that we plan to drill on our existing properties will produce the oil and natural gas constituting the reserves associated with those wells over a period of between 10 and 50 years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or natural gas prices or both, and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and natural gas forward for limited periods of time, but we do not anticipate that, in declining markets, the price of any such forward sales will be attractive.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. If we were to experience operational problems resulting in the curtailment of production in a material number of our wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

We have entered into long-term rig contracts, which will require a significant portion of our budgeted capital expenditures over their terms.

In 2008, we entered into agreements with Helmerich & Payne for four new FlexRigs™ for three-year terms each. As of January 1, 2011, we are obligated to pay $46.5 million over the remaining terms of these agreements. This represents a significant portion of our future capital expenditures budget. Although we have entered into a sublease agreement for one of these FlexRigs for the remaining balance of their terms that help to offset our obligations under that agreement, the sublease does not cover our entire obligations under the agreement, and in any event we remain obligated for the full payment due under the agreement should the sublessee default. The presence of this commitment will limit our ability to deploy our capital to other projects. Additionally, the term of these commitments restricts our flexibility to adjust the scale of our drilling efforts based on prevailing commodity prices and other industry conditions, meaning that we will continue to be obligated to pay for these rigs even if market conditions do not render their use economical for us. As such, this long-term commitment could have an adverse effect on our financial condition and results of operations.

Increased drilling in our current leased or owned properties or properties to be acquired pursuant to the Acquisitions may cause pipeline capacity problems that may limit our ability to sell natural gas and oil.

If the Haynesville/Bossier Shale continues to be successful, the amount of gas being produced in and around our core area from these new wells, as well as other existing wells, may exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available. If this occurs, it will be necessary for new pipelines and gathering systems to be built. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than we currently project, which would adversely affect our results of operations.

In addition, there are crude oil and natural gas pricing and take-away risks in the Bakken and Niobrara basins. In the Bakken, producers sell their crude oil to marketers who take delivery and title at the producer’s tank battery facilities, and transport the crude to markets for resale. Crude oil is trucked from the producer’s tank batteries to both pipelines and rail facilities whose available capacity can be curtailed in the winter season due to inclement weather. There is currently 500,000 Bbls of take-away capacity which is comprised of approximately 385,000 Bbls of pipeline capacity and 115,000 Bbls of rail capacity. Third parties have announced expansion projects totaling approximately 1,134,000 Bbls of new capacity projects that may become available over the next 18 months. The average difference between the WTI crude oil price and the North Dakota Crude Oil First Purchase Price for the nine months of 2010 was $8.80 per Bbl.

Natural gas produced in the Bakken has a high Btu content that requires gas processing to remove the natural gas liquids before it can be redelivered into transmission pipelines; this is done by either producers or third party processors, who currently operate a total of 15 plants. There is over 3.0 Bcf per day of natural gas take-away capacity on transmission pipelines; the capacity is currently fully subscribed, though the entire capacity is not currently being utilized. There have been announced additional capacity projects totaling over 1.0 Bcf per day that are scheduled to go in service in 2011. The natural gas prices realized by producers in the Bakken are a function of the NYMEX price, less transportation costs, plus the upgrade received from the proceeds related to the natural gas liquids that are extracted and sold separately.

In the Niobrara, producers sell their crude oil to marketers who take delivery and title at the producer’s tank battery facilities, and transport the crude to markets for resale. Crude oil is trucked from the producer’s tank batteries to pipelines whose available capacity can be curtailed in the winter season due to inclement weather. There is currently 200,000 Bbls of pipeline take-away capacity. The average difference between the WTI crude oil price and the Wyoming Crude Oil First Purchase Price for the nine months of 2010 was $10.73 per Bbl.

Natural gas produced in the Niobrara has a high Btu content that requires gas processing to remove the natural gas liquids before it can be redelivered into transmission pipelines; this is done by either producers or third party processors. There is over 6.0 Bcf per day of natural gas take-away capacity on transmission pipelines; the capacity is currently fully subscribed, though approximately 40% of the entire capacity is not currently being utilized. There have been announced additional capacity projects totaling over 2.0 Bcf per day that are scheduled to go in service in 2011. Though transmission capacity exists, extensive gas gathering infrastructure does not currently exist in the counties in which we will operate, and will need to be built by producers or pipeline companies. The natural gas prices realized by producers in the Niobrara are a function of the NYMEX price, less transportation costs, plus the upgrade received from the proceeds related to the natural gas liquids that are extracted and sold separately.

Such fluctuations and discounts could have a material adverse effect on our financial condition and results of operations.

Hedging our production may result in losses or limit potential gains.

We enter into hedging arrangements to limit our exposure to the volatility in the prices of oil and natural gas and provide stability to cash flows. As of December 31, 2010 we had entered into derivative instruments that include crude oil and natural gas swaps, collars, three-way collars, and put spreads. Excluding sold calls, for 2011 and 2012, we have hedged 15.5 million MMBtu and 16.7 million MMBtu of natural gas at a weighted average price of $6.11 and $6.08 per MMBtu, respectively. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	production is substantially less than expected;

•	the counter-party to the hedging contract defaults on its contractual obligations; and

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. Additionally, derivatives that are not hedges must be adjusted to fair value through income. If the derivative qualifies and is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value, as measured using the dollar offset method, is immediately recognized in gain (loss) from oil and natural gas hedging activities in the statement of operations.

If it is probable the oil or natural gas sales that are hedged will not occur, hedge accounting must be discontinued, and the gain or loss reported in accumulated other comprehensive income (loss) is immediately reclassified into income. If a derivative that qualified for cash flow hedge accounting ceases to be highly effective, or is liquidated or sold prior to maturity, hedge accounting must be discontinued. The gain or loss associated with the discontinued hedges remains in accumulated other comprehensive income (loss) and is reclassified into income as the hedged transactions occur.

While the primary purpose of our derivative transactions is to protect ourselves against the volatility in oil and natural gas prices, under certain circumstances, or if hedges are deemed ineffective, discontinued, or terminated for any reason, we may incur substantial losses in closing out our positions, which could have a material adverse effect on our financial condition, results of operations, and cash flows. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors, who may or may not engage in hedging arrangements.

The recent adoption of The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price and other risks associated with our business.

We use derivative instruments to manage our commodity price risk. The United States Congress recently adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. The CFTC has also proposed regulations to set position limits for certain futures and option contracts in the major energy markets, although it is not possible at this time to predict whether or when the CFTC will adopt those rules or include comparable provisions in its rulemaking under the new legislation. The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivative activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

We are subject to financing and interest rate exposure risks.

Our future success depends in part on our ability to access capital markets and obtain financing on reasonable terms. Our ability to access financial markets and obtain financing on commercially reasonable terms in the future is dependent on a number of factors, many of which we cannot control, including changes in:

•	our credit ratings;

•	interest rates;

•	the structured and commercial financial markets;

•	market perceptions of us or the oil and natural gas exploration and production industry; and

•	tax burden due to new tax laws.

Amounts due under our secured revolving credit facility will bear interest at a variable rate. As a result, any increases in our interest rates, or our inability to access the debt or equity markets on reasonable terms, could have an adverse impact on our financial condition, results of operations and growth prospects.

The concentration of accounts for our oil and natural gas sales, joint interest billings or hedging with third parties could expose us to credit risk.

Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. The concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, we have not experienced any material credit losses on our receivables other than losses on our crude oil sales to SemGroup, L.P., which filed for bankruptcy, in 2008. Future concentration of sales of oil and natural gas commensurate with decreases in commodity prices could result in adverse effects.

In addition, our oil and natural gas swaps or other hedging contracts expose us to credit risk in the event of non-performance by counterparties. Generally, these contracts are with major investment grade financial institutions that are lenders under our secured revolving credit facility, and historically we have not experienced any credit losses. We believe that the guarantee of a fixed price for the volume of oil and natural gas hedged reduces volatility in our reported results of operations, financial position and cash flows from period to period and lowers our overall business risk. However, as also discussed along with other risks specific to hedging activities, we may be exposed to greater credit risk in the future.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business.

We have evaluated our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We have performed the system and process evaluation and testing required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. In March 2010, we identified control deficiencies under applicable SEC and Public Company Accounting Oversight Board rules and regulations that resulted in a “material weakness” and resulted from management’s improper application of GAAP resulting in corrections to our previously reported December 31, 2008 consolidated financial statements and the financial statements for the first three quarters of 2009. Management failed to timely detect and correct errors relating to the improper application of GAAP in determining our full cost pool impairment charges, other impairment charges, and related deferred income taxes. Management also failed to timely detect and correct errors as a result of improperly including dilutive securities in our computation of diluted loss per share. We reported this “material weakness” in Part II. Item 9A—Controls and Procedures of our 2009 Form 10-K. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. As a consequence of the material weakness described above, our management has implemented a plan to reassign certain duties within the financial reporting department to ensure executive financial management has sufficient resources to properly research new and existing accounting guidance on a regular basis. Management believes this process will result in a more efficient internal control structure and effectively remedy the material weakness identified above. As of September 30, 2010, qualified personnel had been added and duties have been reassigned to remediate these internal control deficiencies. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our securities may be adversely affected.

The continued instability in the global financial system may have impacts on our liquidity and financial condition that we currently cannot predict.

The continued instability in the global financial system may have a material impact on our liquidity and our financial condition, and we may ultimately face major challenges if conditions in the financial markets do not continue to improve from their lows in early 2009. Our ability to access the capital markets or borrow money may be restricted or made more expensive at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. The economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us, and on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments. Also, market conditions could have an impact on our natural gas and oil derivatives transactions if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to further reductions in the demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on our financial position, results of operations and cash flows. While the ultimate outcome and impact of the current financial situation cannot be predicted, it may have a material adverse effect on our future liquidity, results of operations and financial condition.

A portion of total proved reserves as of December 31, 2010 are undeveloped, and those reserves may not ultimately be developed.

As of December 31, 2010, approximately 49% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully. While we are reasonably certain of our ability to make these expenditures and to conduct these operations under existing economic conditions, these assumptions may not prove correct and we may ultimately determine the development of all, or any portion of, such proved, but undeveloped, reserves is not economically feasible.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 49% of our total estimated proved reserves (by volume) at December 31, 2010 were undeveloped. By their nature, estimates of undeveloped reserves are less certain.

Recovery of such reserves will require significant capital expenditures, successful drilling. Our December 31, 2010 reserve estimates reflect that our production rate on current proved developed producing reserve properties will decline at annual rates of approximately 34%, 20% and 14% for the next three years. Thus, our future oil and natural gas reserves and production and, therefore, our financial condition, results of operations and cash flows are highly dependent on our success in efficiently developing our current reserves and economically discovering or acquiring additional recoverable reserves.

The closing of the Acquisitions under the applicable purchase agreements is subject to significant contingencies and closing conditions. The failure to complete some or all of the Acquisitions could adversely affect the market price of our common stock and otherwise have an adverse effect on us.

The completion of the Acquisitions pursuant to the applicable purchase agreements and related documentation is subject to a number of contingencies and the satisfaction of various closing conditions, and there can be no assurance that the Acquisitions will be completed. Most significantly, in order for us to close the Acquisitions, we will need to procure the funds necessary to pay the cash portion of the purchase price. To finance the cash payment, we will need to use our existing working capital and cash flow from operations, the borrowing base available under our amended secured credit facility and use a portion of the net proceeds from this offering. If we are unable to secure sufficient funds to pay the cash portion of the purchase price of the Acquisitions, we may be forced to terminate the Acquisitions.

If some or all of the Acquisitions are not completed, we must nonetheless pay costs related to the Acquisitions including, among others, legal, accounting and financial advisory. We also could be subject to litigation related to the failure to complete the Acquisitions or other factors, which may adversely affect our business, financial results and stock price. A failed transaction may result in negative publicity and/or negative impression of us in the investment community and may affect our relationships with creditors and other business partners. Additionally, the market price of our common stock may fall to the extent that the market price reflects an expectation that the Acquisitions will be completed.

Successful completion of the Acquisitions would result in us having exposure to producing properties and operations in the Bakken formation in Montana and North Dakota region, which makes us vulnerable to risks associated with operating in one major geographic area.

The Acquisitions consists of undeveloped lease acreage in the Niobrara formation of the DJ Basin in Wyoming and the Bakken/Sanish-Three Forks formation in Montana and North Dakota. Consequently, as a result of the Acquisitions, we will be exposed to the risks associated with operating in this geographic area, including, but not limited to, delays or interruptions of production from these wells caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, plant closures for scheduled maintenance or interruption of transportation of oil or natural gas produced from the wells in this area. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and gas producing areas, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

The undeveloped acreage and undeveloped proved reserves to be acquired pursuant to the Acquisitions, in addition to our already large inventory of undeveloped acreage and large percentage of undeveloped proved reserves, creates additional economic risk. Such assets may not produce oil or natural gas as projected.

Our success is, and if the Acquisitions close, will be even more so, dependent upon our ability to develop significant amounts undeveloped acreage and undeveloped reserves. As of December 31, 2010, approximately 49% of our total proved reserves were undeveloped. The Acquisitions consist entirely of undeveloped acreage and do not have any undeveloped proved reserves. To the extent the drilling results on our current properties or on the properties to be acquired pursuant to the Acquisitions are not as successful as we anticipate, natural gas and oil prices decline, or sufficient funds are not available to drill these locations and reserves, we may not capture the expected or projected value of these properties. In addition, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic, including those on the properties to be acquired pursuant to the Acquisitions.

We may not have accurately estimated the benefits to be realized from the Acquisitions, or we may fail to identify problems associated with the assets to be acquired under the related purchase and sale agreements, either of which could cause us to incur significant losses.

The expected benefits from the Acquisitions may not be realized if our estimates of the potential production and net cash flows associated with the assets, once developed, are materially inaccurate or if we fail to identify problems or liabilities associated with the assets prior to closing. We are performing an inspection of the assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and of our estimates are inherently uncertain. Our inspection will not likely reveal all existing or potential problems nor will it likely permit us to fully assess the deficiencies and potential recoverable reserves of the assets to be acquired. There could be environmental or other problems that are not necessarily observable even when the inspection is undertaken. If problems were to be identified after closing of the Acquisitions, the purchase and sale agreements relating to the Acquisitions provide for very limited, recourse against the sellers.

We have no experience drilling wells in the Bakken or Niobrara shale formations and less information regarding reserves and decline rates in the Bakken and Niobrara formations than in other areas of our operations.

We have no exploration or development experience in the Bakken or Niobrara shale formations. Other operators in the these formations and the related Williston and DJ basins have significantly more experience in the drilling of Bakken and Niobrara wells, including the drilling of horizontal wells. As a result, we have less information with respect to the ultimate recoverable reserves and the production decline rate in the Bakken and Niobrara formations than we have in other areas in which we operate.

We may not complete additional acquisitions in areas with exposure to oil, condensate and natural gas liquids.

If we are unable to complete additional Niobrara or Bakken shale acquisitions, this may detract from our efforts to realize our growth strategy in crude oil and liquids-rich plays. Additionally, we may be unable to find or consummate other opportunities in these areas or in other areas with similar exposure to oil, condensate and natural gas liquids on similar terms or at all.

Development and exploration drilling may not result in commercially productive reserves.

Drilling activities are subject to many risks, including the risk that commercially productive reservoirs will not be encountered. We cannot provide assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be economically recovered and/or produced. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit at then-realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

If, for any reason, we are unable to economically recover reserves through our exploration and drilling activities, our results of operations, cash flows, growth and reserve replenishment may be materially affected.

Properties that we acquire may not produce as projected and we may be unable to accurately predict reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

Acquisitions of producing and undeveloped properties have been an important part of our historical growth. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including recoverable reserves, exploration or development potential, future oil and natural gas prices, operating costs, and potential environmental and other liabilities. We perform an engineering, geological and geophysical review of the acquired properties, the scope of which review we believe is generally consistent with industry practices. However, such assessments are inexact and their accuracy is inherently uncertain for a number of reasons. For instance, in connection with our assessments, such a review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities or other liabilities associated therewith. We do not physically inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may currently exist or arise in the future. Our review prior to signing a definitive purchase agreement may be even more limited. Often we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities associated with acquired properties.

Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result, significant unknown liabilities, including environmental liabilities, may exist, and we may experience losses due to title defects in acquisitions for which we have limited or no contractual remedies or insurance coverage. In addition, we may acquire oil and natural gas properties that contain economically recoverable reserves that are less than predicted. Thus, liabilities and uneconomically feasible oil and natural gas recoveries related to our acquisitions of producing and undeveloped properties may have a material adverse effect on our results of operations and reserve growth.

If the third parties we rely on for gathering and distributing our oil and natural gas are unable to meet our needs for such services and facilities, our future exploration and production activities could be adversely affected.

The marketability of our production depends upon the proximity of our reserves to, and the capacity of, third-party facilities and third-party services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and refineries or processing facilities. Such third parties are subject to federal and state regulation of the production and transportation of oil and natural gas. If such third parties are unable to comply with such regulations and we are unable to replace such service and facilities providers, we may be required to shut-in producing wells or delay or discontinue development plans for our properties. A shut-in, delay or discontinuance could adversely affect our financial condition.

Our undeveloped acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. In the highly competitive market for acreage, failure to drill sufficient wells to hold acreage will result in a substantial lease renewal cost, or if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Unless production is established within the spacing units covering the undeveloped acres on which some of the locations are identified, the leases for such acreage will expire. As of December 31, 2010, we had leases representing 3,406 net acres expiring in 2011, 1,298 net acres expiring in 2012 and 2,231 net acres expiring in 2013. In addition, substantially all of the acreage we expect to acquire in connection with our pending acquisitions described under “Summary—Recent Developments” will expire in the next three to five years. The cost to renew such leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. In addition, on certain portions of our acreage, third-party leases become immediately effective if our leases expire. As such, our actual drilling activities may differ materially from our current expectations, which could adversely affect our business.

We may incur losses as a result of title defects in the properties in which we invest.

As is customary in the industry, we do not generally incur the expense of retaining lawyers to examine title to the mineral interest when acquiring oil and gas leases or interests. Rather, we rely on the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. Prior to drilling an oil and gas well, it is the customary practice in our industry for the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of title, and such curative work entails expense. Our failure to cure any title defects may adversely impact our ability in the future to increase production and reserves. There is no assurance that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

We may have difficulty managing any future growth and the related demands on our resources.

We have experienced growth in the past through the expansion of our drilling program and through acquisitions. Any future growth may place a significant strain on our financial, technical, operational and administrative resources. We may experience difficulties in finding and retaining additional qualified personnel. In an effort to meet the demands of our planned activities in 2011 and thereafter, we may be required to supplement our staff with contract and consultant personnel until we are able to hire new employees. As a result, we may be unable to fully execute our growth plans, including acquiring new properties in our core area and drilling new and existing wells in our core area, all of which could have a material adverse effect on our growth, results of operations and our ability to pay the principal, premium, if any, and interest on our long-term indebtedness, including the notes.

Our operations in North Dakota, Montana and Wyoming could be adversely affected by abnormally poor weather conditions.

Our operations in North Dakota, Montana and Wyoming will be conducted in areas subject to extreme weather conditions and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow and wet conditions. Unusually severe weather could further curtail these operations, including drilling of new wells or production from existing wells, and depending on the severity of the weather, could have a material adverse effect on our business, financial condition and results of operations.

Our working capital could be adversely affected if we enter into derivative instruments that require cash collateral.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties (i.e. margin requirements). Although we currently do not, and do not anticipate that we will in the future, enter into derivative transactions that require an initial deposit of cash collateral, our working capital, and by extension, our growth, could be impacted if we enter into derivative transactions that require cash collateral, and if commodity prices move in a manner adverse to us, we may be required to meet margin calls. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile oil and natural gas prices.

Risks Related to the Oil and Natural Gas Industry

Oil and natural gas prices have a material impact on us.

Lower oil and natural gas prices would adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our secured revolving credit facility is subject to periodic redeterminations based on the valuation by our banks of our oil and natural gas reserves, which will depend on oil and natural gas prices used by our banks at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	commodity processing, gathering, and transportation availability and the availability of refining capacity;

•	the domestic and foreign supply of oil and natural gas;

•	the level of consumer demand for oil and natural gas;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports of oil and natural gas;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	financial and commercial market uncertainty;

•	political instability or armed conflict in oil and natural gas producing regions; and

•	the overall global economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 98% of our reserves at December 31, 2010 are natural gas reserves, we are more affected by movements in natural gas prices.

Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this report represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates and any significant variations in the interpretations or assumptions underlying our estimates or changes of conditions (e.g., economic growth or regulation) could cause the estimated quantities and net present value of our reserves to differ materially. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and developmental drilling, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Furthermore, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including average oil and natural gas prices calculated at the date of assessment. A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves. Our proved reserves are estimated using assumptions of decline rates based on historic experience. Due to the limited production history we have in our core area, our initial assumptions of decline rates are subject to modification as we gain more experience in operating our wells. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

At December 31, 2010, approximately 49% of our estimated proved reserves (by volume) were undeveloped. Estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with current SEC requirements, we have based the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the preceding twelve months without giving effect to derivative transactions. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus supplement. If oil prices decline by $15.00 per Bbl, and natural gas prices decline by $0.50 per Mcf, then our PV-10 as of December 31, 2010 would decrease by approximately $80 million.

We may incur write-downs of the net book values of our oil and natural gas properties that would adversely affect our equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and natural gas properties, including related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and natural gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and natural gas prices may have increased the ceiling in these future periods. The full cost ceiling is evaluated at the end of each quarter using the SEC prices for oil and natural gas in effect at that date as adjusted for our derivative positions deemed “cash flow hedge positions.” A write-off constitutes a charge to earnings and reduces equity, but does not impact our cash flows from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date. On December 31, 2008, we recorded an impairment charge of $192.7 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $5.71 per MMBtu and a crude oil price of $44.60 per barrel at December 31, 2008. On March 31, 2009, we recorded an additional impairment charge of $138.1 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $3.63 per MMBtu and a crude oil price of $49.64 per barrel at March 31, 2009. On December 31, 2009, we recorded an impairment charge of $50.1 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $3.87 per MMBtu and a crude oil price of $61.19 per barrel. In connection with our December 31, 2010 financial statements, we expect to record an impairment charge of approximately $130 million on our oil and natural gas properties due to a ceiling test writedown based on a natural gas price of $4.38 per MMBtu and a crude oil price of $79.43 per barrel. The 2010 impairment charge was a result of our decision to remove approximately 290 net proved undrilled Cotton Valley locations that had proved reserves totaling 220 Bcfe at December 31, 2009. Due to the drilling opportunities we have in the Haynesville/Bossier Shale and will have in the Bakken and Niobrara Formations, we do not believe we would develop our Cotton Valley Sands proved undeveloped locations within the required five-year timeframe under SEC requirements for including estimated proved reserves. If commodity prices continue to remain low, we may be subject to additional ceiling test write-downs. Future write-offs may occur that would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they could have an adverse effect on our financial conditions, results of operations and our ability to comply with our debt covenants.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions (including any caused by climate change);

•	compliance with governmental requirements;

•	shortages or delays in the delivery of equipment;

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment; and

•	pollution or other environmental damage.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or other resources permit. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or do so at costs that will be as estimated or acceptable to us.

Due to the recent increase of drilling Haynesville/Bossier Shale wells in and around our core area, demand for higher pressure downhole pipe and other equipment necessary for drilling these wells has been very high. If we are unable to obtain this equipment in a timely manner, the implementation of our Haynesville/Bossier Shale drilling plans could be delayed.

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	other losses resulting in suspension of our operations; and

•	injunctions or other proceedings that suspend, limit or prohibit operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability and commercial umbrella policy. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

Governmental regulations could adversely affect our business.

Our business is subject to various federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates, health of production, prevention of waste and pollution and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

In particular and without limiting the foregoing, various tax proposals under consideration could increase our tax burden. For example, President Obama’s budget proposal for the fiscal year 2011, released on February 1, 2010, recommended the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration companies. These proposed changes include, but are not limited to, (i) repeal of the percentage of depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for United Stated production activities, and (iv) the increase of the amortization period from two years to seven years for geophysical costs paid or incurred in connection with the exploration for, or development of, oil or gas within the United States. In addition, proposals under consideration relating to the over-the-counter derivatives market could adversely affect our hedging program related to our natural gas and oil production, since we rely upon the over-the-counter derivatives market for our hedging activities.

Oil and natural gas drilling and production operations can be hazardous and may expose us to environmental or other liabilities that could adversely affect our business.

In the event of a release of oil, natural gas, well fluids, air emissions, or other substances from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs, damages to natural resources including drinking water resources, and governmental fines or other sanctions. We could potentially discharge these materials into the environment in several ways, including:

•	from a well or drilling equipment at a drill site;

•	formations with abnormal pressures;

•	uncontrollable flows of oil, natural gas, brine or well fluids;

•	high pressures and mechanical difficulties related to our drilling operations such as stuck pipes, collapsed casings and separated cables;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations;

•	blowouts, fires, cratering and explosions; and

•	other environmental hazards and risks.

In addition, because we may acquire interests in or lease properties that have been owned or operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former owners or operators. Additional liabilities could also arise from continuing violations of environmental laws and regulations or contamination that we have not yet discovered relating to the acquired properties or any of our other properties. In addition, government regulators could impose additional requirements relating to insurance, bonding or financial assurance, which could increase the costs of our operations.

Although we maintain liability insurance coverage for liabilities from pollution, environmental risks generally are not fully insurable and our insurance may not be adequate to cover any or all resulting losses or liabilities. Moreover, in the future, we may not be able to obtain any such insurance on commercially reasonable terms. The occurrence of, or failure by us to obtain or maintain adequate insurance coverage for, any of the events listed above could have a material adverse effect on our financial condition and results of operations, as well as our growth, exploration, and employee recruitment activities.

To the extent we incur any environmental liabilities, they could adversely affect our results of operations or financial condition.

Environmental liabilities could adversely affect our operating results.

We are subject to numerous environmental laws and regulations that obligate us to prevent or manage pollution, to install and maintain pollution controls and to clean up various sites at, from or to which regulated materials may have been disposed of or released. Under these laws and regulations, we are required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with all environmental laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage. In addition, it is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters because of:

•	the uncertainties in estimating clean up or compliance costs;

•	the potential discovery of additional contamination or contamination more widespread than previously thought;

•	the uncertainty in quantifying liability under environmental laws, including those that impose joint and several liability on all potentially responsible parties; and

•	the uncertainty of potential future changes to environmental laws and regulations and their enforcement.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the natural gas and other hydrocarbon products that we transport, store or otherwise handle in connection with our transportation, storage, and midstream services.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Accordingly, the EPA recently adopted two sets of regulations addressing greenhouse gas emissions under the Clean Air Act. The first limits emissions of greenhouse gases from motor vehicles beginning with the 2012 model year. EPA has asserted that these final motor vehicle greenhouse gas emission standards trigger Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards take effect on January 2, 2011. On June 3, 2010, EPA published its final rule to address the permitting of greenhouse gas emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of greenhouse gas emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their greenhouse gas emissions will be required to also reduce those emissions according to “best available control technology” standards for greenhouse gases that have yet to be developed. Any regulatory or permitting obligation that limits emissions of greenhouse gases could require us to incur costs to reduce emissions of greenhouse gases associated with our operations and also adversely affect demand for the oil and natural gas that we produce.

In addition, on October 30, 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010. On November 9, 2010, the EPA expanded its greenhouse gas reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. Under these rules, reporting of greenhouse gas emissions from such facilities, including many of our facilities, is required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011.

In June 2009, the United States House of Representatives passed the “American Clean Energy and Security Act of 2009,” or “ACESA,” which would establish an economy-wide cap on emissions of greenhouse gases in the United States and would require most sources of greenhouse gas emissions to obtain and hold “allowances” corresponding to their annual emissions of greenhouse gases. Similar legislation may be considered by Congress in the future. Additionally, more than one-third of the states have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The passage of legislation that limits emissions of greenhouse gases from our equipment and operations could require us to incur costs to reduce the greenhouse gas emissions from our own operations, and it could also adversely affect demand for the oil and natural gas that we produce.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. If such effects were to occur, our operations could be adversely affected in various ways, including damages to our facilities from powerful winds or rising waters, or increased costs for insurance.

Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for natural gas is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that we produce. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for our fuels could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on our business.

We are subject to complex laws and regulations, including environmental and safety regulations, which can adversely affect the cost, manner and feasibility of doing business.

We are subject to certain federal, state, and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, as well as environmental and safety matters. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with environmental and other governmental regulations such as:

•	land use restrictions;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	reporting or other limitations on emissions of greenhouse gases;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation, and other environmental protection;

•	well stimulation processes;

•	CO2 pipeline requirements;

•	produced water disposal;

•	safety precautions;

•	operational reporting; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	oil spills and releases or discharges of hazardous materials;

•	well reclamation costs;

•	remediation and clean-up costs and other governmental sanctions, such as fines and penalties;

•	other environmental damages; and

•	reporting or other issues arising from greenhouse gas emissions.

Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Potential legislative and regulatory actions could increase our costs, reduce our revenue and cash flow from oil and natural gas sales, reduce our liquidity or otherwise alter the way we conduct our business.

Pending federal budget proposals released by the White House on February 26, 2009 and February 1, 2010 would potentially increase and accelerate the payment of federal income taxes of independent producers of oil and natural gas. Proposals that would significantly affect us include, but are not limited to, repealing the expensing of intangible drilling costs, repealing the percentage depletion allowance, repealing the manufacturing tax deduction for oil and natural gas companies and increasing the amortization period of geological and geophysical expenses. Additionally, the Senate Bill version of the Oil Industry Tax Break Repeal Act of 2009, introduced on April 23, 2009, and the Senate Bill version of the Energy Fairness for America Act, introduced on May 20, 2009, include many of the proposals outlined in the federal budget proposals. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective. The passage of any legislation as a result of the budget proposals, either Senate Bill or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change (i) would make it more costly for us to explore for and develop our oil and natural gas resources and (ii) could negatively affect our financial condition, results of operation and, thus, our ability to make payments on the notes.

The U.S. Congress is considering measures aimed at increasing the transparency and stability of the over-the-counter (“OTC”) derivative markets and preventing excessive speculation. We maintain an active price and basis protection hedging program related to the oil and natural gas we produce.

Additionally, we have used the OTC market exclusively for our oil and natural gas derivative contracts and rely on our hedging activities to manage the risk of low commodity prices and to predict with greater certainty the cash flow from our hedged production. Proposals being considered would impose clearing and standardization requirements for all OTC derivatives and restrict trading positions in the energy futures markets. Such changes would likely materially reduce our hedging opportunities and could negatively affect our revenues and cash flow during periods of low commodity prices.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays incurred by customers in the production of oil and natural gas, including from the developing shale plays. A decline in drilling of new wells and related servicing activities caused by these initiatives could adversely affect our financial position, results of operations and cash flows.

Bills have been introduced in the previous U.S. Congress to regulate hydraulic fracturing operations and related injection of fracturing fluids and propping agents used in fracturing fluids by the oil and natural gas industry under the federal Safe Drinking Water Act (“SDWA”) and to require the disclosure of chemicals used in the hydraulic fracturing process under the SDWA, Emergency Planning and Community Right-to-Know Act (“EPCRA”), or other authority. Hydraulic fracturing is an important and commonly used process in the completion of unconventional oil and natural gas wells in shale, coalbed and tight sand formations. We use hydraulic fracturing in many of our wells. Sponsors of such bills have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies, surface waters, and other natural resources, and threaten health and safety. During the last Congress, the former Chairman of the House Energy and Commerce Committee has initiated an investigation of the potential impacts of hydraulic fracturing, which has involved seeking information about fracturing activities and chemicals from certain companies in the oil and gas sector. It is possible that similar measures will be considered in the recently convened 112th Congress. In addition, in March 2010, the EPA announced its intention to conduct a comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. Certain states, including Wyoming, have also considered or imposed reporting obligations relating to the use of hydraulic fracturing techniques.

There has been increasing public controversy regarding hydraulic fracturing with regard to use of fracturing fluids, impacts on drinking water supplies, use of waters, and the potential for impacts to surface water, groundwater and the environment generally. A number of lawsuits and enforcement actions have been initiated in Texas and other states implicating hydraulic fracturing practices. Additional legislation or regulation could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater.

These proposals may lead to additional levels of regulation at the federal, state or local level that could cause operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of crude oil and natural gas, including from the developing shale plays, incurred by our customers or could make it more difficult to perform hydraulic fracturing. If these legislative and regulatory initiatives cause a material decrease in the drilling of new wells and related servicing activities, our business and profitability could be materially impacted.

We are responsible for the decommissioning, abandonment and reclamation costs for our facilities, which could decrease funds available for servicing our debt obligations and other operating expenses.

We are responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of our facilities at the end of their economic life, including addressing environmental matters, the costs of which may be substantial. It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation. We may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more decommissioning, abandonment and reclamation reserve funds to provide for payment of future decommissioning, abandonment and reclamation costs, which could decrease funds available to service debt obligations. In addition, such reserves, if established, may not be sufficient to satisfy such future decommissioning, abandonment and reclamation costs and we will be responsible for the payment of the balance of such costs.

Risks Related to the Offering and our Common Stock

Shares eligible for future sale may depress our stock price.

As of January 27, 2011, we had 31,283,353 shares of common stock outstanding, of which 2,250,694 shares were held by affiliates, including 339,871 shares of unvested restricted stock; in addition, 371,216 shares of common stock were subject to outstanding options granted under our stock option plan, of which 269,750 shares were vested). All of the shares of common stock held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The shares of our common stock issuable upon exercise of the stock options have been registered under the Securities Act.

In addition, we have registered for public offering up to 3,846,150 shares of our common stock that may be borrowed under the share lending agreement entered into in February 2008 concurrently with the pricing of our 5.00% convertible senior notes due 2013. Shares that we lend under the share lending agreement may be returned to us by the share borrower and reborrowed during the term of the share lending agreement. At January 27, 2011, our outstanding shares included 2,640,000 shares of common stock loaned under this agreement. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Further, as described in “Summary—Recent Developments—New Focus on Oil Plays and Pending Acquisitions,” we have entered into purchase and sale agreements with various parties selling undeveloped leasehold acreage for consideration including shares our common stock. Sales of such shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement may also have an adverse effect on the price of our common stock.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The New York Stock Exchange. The market price of our common stock has been volatile in the past, and following this offering, could fluctuate substantially based on a variety of factors, including the following:

The price of our common stock in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual financial performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of oil and gas companies generally;

•	actual or anticipated variations in the financial results of our company or other oil and gas companies;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	downgrades in our credit ratings;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	changes in accounting principles;

•	additions or departures of key personnel;

•

sales or issuances of shares of our common stock, including sales or issuances of shares of common stock issuable upon conversion of our existing notes, and including sales of large blocks of our common stock or sales by our directors and officers; and

•	fluctuations in commodity prices.

In addition, if the market for stocks in the natural gas and crude oil industry or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Future issuance of additional shares of our common stock or convertible securities or the conversion of our 5.00% convertible senior notes due 2013 (“2013 Notes”) or our 4.50% convertible senior notes due 2015 (the “2015 Notes”) into common stock could cause dilution of the voting rights and economic interest in our common stock and adversely affect our stock price.

In addition to the future issuances of common stock to pay a portion of the consideration of the pending acquisitions described under “Summary—Recent Developments” or the issuance of common stock upon the conversion of our 2013 Notes or 2015 Notes or any other convertible securities we may issue in the future or issuances pursuant to our equity incentive plans or upon the exercise of related stock options, we may in the future issue our previously authorized and unissued securities, resulting in the dilution of the voting rights and economic interests in or common stock. Future sales or issuances of our common stock may be at prices below the public offering price in this offering. We are currently authorized to issue 100,000,000 shares of common stock without stockholder approval on such terms as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our preferred stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock. We currently have outstanding 5.00% convertible senior notes due 2013 that have a net share settlement feature that allows us to pay the excess of the conversion value in either cash or common stock if the common stock obtains a certain price. Our current stock price is currently below the exercise price of the convertible senior notes and therefore such notes are not convertible at this time.

The issuance of our common stock pursuant to a share lending agreement, including sales of the shares that we lend, and other market activity related to the share lending agreement may lower the market price of our common stock.

In connection with our offering of 5.00% convertible senior notes due 2013 in February 2008, we entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc., one of the initial purchasers of the 5.00% convertible senior notes due 2013. We agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in an at-the-market offering following the fixed price offering, both offerings registered under the Securities Act. A total of 2,640,000 shares are currently loaned to the share borrower. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the 5.00% convertible senior notes due 2013 may hedge their investment in the 5.00% convertible senior notes due 2013 through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013 and to terminate on the last trading day of such observation period.

The increase in the number of outstanding shares of our common stock issued pursuant to the share lending agreement and sales of the borrowed shares could have a negative effect on the market price of our common stock. The market price of our common stock also could be negatively affected by other short sales of our common stock by purchasers of our 5.00% convertible senior notes due 2013 to hedge their investment in the 5.00% convertible senior notes due 2013 from time to time. During any period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in our 5.00% convertible senior notes due 2013. We cannot predict with certainty the effect, if any, that these future sales and purchases of our common stock will have on the market price of our common stock. However, sales of our common stock during such periods, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our existing preferred stock has greater rights than our common stock, and we may issue additional preferred stock in the future.

We have one series of preferred stock outstanding. Although we have no current plans, arrangements, understandings or agreements to issue any additional preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Our existing preferred stock and any future preferred stock may also rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock. See “Description of Capital Stock.”

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full, and any liquidation preference has been paid to holders of our outstanding preferred stock with a liquidation preference. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors and holders of preferred stock to make any distribution to the holders of our common stock.

Anti-takeover provisions in our organizational documents, debt instruments and Oklahoma law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our certificate of incorporation, bylaws and Oklahoma law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	prohibiting shareholders from amending our bylaws.

In addition, a change in control is an event of default under our revolving bank credit facility, and a change in control also requires us to offer to purchase our Series B Preferred Stock and our convertible senior notes.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends on our common stock will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on our common stock is currently prohibited by our revolving bank credit facility and senior secured note agreement and may be similarly restricted in the future.

Our ability to pay dividends in the future is subject to limitations and such dividends are subject to the discretion of our Board of Directors.

Our ability to pay dividends on our common stock may be impaired or limited if any of the risks described in this prospectus supplement and the accompanying prospectus or incorporated by reference in the accompanying prospectus were to occur. In addition, payment of such dividends, including their amount and frequency, is at the discretion of our Board of Directors and depends upon many factors, including our consolidated financial position, liquidity requirements, operating results, restrictions under Oklahoma law and such other factors as our Board of Directors may deem relevant. In addition, the indenture governing the notes offered hereby and our amended revolving credit facility prohibits the payments of dividends on our common stock (other than dividends or distributions payable in our common stock or warrants to purchase our common stock or split-ups or reclassifications of our stock into additional other shares of our common stock) if, after giving effect to the payment of such dividends, a default shall have occurred and be continuing under the secured revolving credit facility or we are not in pro forma compliance with the requirements of the facility with respect to limitations on restricted payments. Any events or circumstances that limit our ability to pay dividends or prevent us from paying dividends or which otherwise result in dividends being eliminated or reduced would likely have a material adverse effect on the market value of our common stock.

The use of our net operating loss carryforwards will be further limited if sales of our securities result in an “ownership change” as defined for U.S. federal income tax purposes.

We currently have significant net operating loss carryovers, or NOLs, that may be used to offset future taxable income. A portion of these NOLs is currently subject to limitations imposed by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. Section 382 imposes limitations on the use of a corporation’s NOLs after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentages within a rolling three-year period. We expect that the completion of this offering, together with other transactions that have occurred, will result in such an “ownership change.” Even if this offering does not cause an “ownership change,” other future issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could result in an “ownership change” under Section 382. If an “ownership change” occurs, Section 382 imposes an annual limitation on the amount of pre-change NOLs we can use to reduce our taxable income—generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” (subject to certain adjustments) and the Internal Revenue Service’s prescribed applicable federal long-term tax-exempt interest rate for the month of the “ownership change.” The applicable rate for “ownership changes” occurring in February 2011 is 4.47%.

Because U.S. federal NOLs generally may be carried forward for up to 20 years, the annual limitation may effectively provide a cap on the cumulative amount of pre-“ownership change” losses, including certain recognized built-in losses, that may be utilized. Such pre-“ownership change” losses in excess of the cap may be lost. In addition, if an “ownership change” were to occur, it is possible that the limitations imposed on our ability to use pre-“ownership change” losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability in the future and could cause U.S. federal income taxes to be paid earlier than would be the case if such limitations were not in effect.

USE OF PROCEEDS

We expect to receive net proceeds from this offering, after deducting the underwriters’ discounts and commissions and other estimated offering expenses payable by us, of approximately $93.3 million (or approximately $107.3 million, if the underwriters exercise the over-allotment option in full).

We intend to use the net proceeds of this offering and the Notes Offering (i) to fund an offer to purchase up to $50.0 million of our 5.00% convertible senior notes due 2013, (ii) to repay the current outstanding balance under our secured revolving credit facility, (iii) to fund the cash portion of the purchase price of pending acquisitions of undeveloped oil and gas leases for approximately $68.3 million, (iv) to fund our exploration and development program and (v) for other general corporate purposes.

As of January 27, 2011, we had approximately $109.0 million outstanding under our revolving credit facility, along with approximately $0.8 million of letters of credit. Effective at the closing of this offering, we will amend and restate this revolving credit facility. The interest rate on our existing revolving bank credit facility was 6.25% (based on a LIBOR floor rate + 6%) per annum as of January 18, 2011. As amended, our revolving bank credit facility will mature on January 1, 2013; provided, that if our 5.0% convertible senior notes due 2013 have been retired and no longer remain outstanding, the maturity date will be extended to December 31, 2013 assuming we are in compliance with all covenants under our amended secured revolving credit agreement.

Credit Suisse AG (Cayman Islands Branch), an affiliate of Credit Suisse Securities (USA) LLC, and Capital One, National Association, an affiliate of Capital One Southcoast, Inc., are lenders under our existing secured revolving credit facility, and as such, are entitled to be repaid with the proceeds of this offering that are used to repay our secured revolving credit facility. The amount of outstanding indebtedness owed to such lender will therefore be reduced. See “Underwriters.”

PRICE RANGE OF STOCK AND DIVIDEND POLICY

Price Range of Common Stock

The last reported sale price of our common stock on the New York Stock Exchange was $5.20 on February 3, 2011. The high and low sales prices for our common stock as listed on The New York Stock Exchange (or the NASDAQ Global Select Market prior to December 16, 2009) during the periods described below were as follows:

	High	Low
Year Ended December 31, 2008
First Quarter	$35.22	$23.65
Second Quarter	76.89	34.09
Third Quarter	88.35	40.74
Fourth Quarter	47.91	16.84
Year Ended December 31, 2009
First Quarter	$30.49	$5.96
Second Quarter	19.10	5.57
Third Quarter	16.61	8.38
Fourth Quarter (through October 16, 2009)	18.77	13.41
Year Ended December 31, 2010
First Quarter	$15.00	$7.86
Second Quarter	9.62	6.00
Third Quarter	7.28	3.98
Fourth Quarter	5.95	4.05
Year Ended December 31, 2011
First Quarter (through February 3, 2011)	$6.45	$4.88

As of February 3, 2011, there were 112 record owners of our common stock (excluding holders of unvested restricted stock) and an estimated 12,285 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our operating results, financial condition, current and anticipated cash needs and other factors our board of directors may deem relevant. The declaration and payment of dividends is currently prohibited under the terms of our secured revolving credit facility and the indenture governing the senior notes offered in the current note offering and may be similarly restricted in the future.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization:

•	as of September 30, 2010;

•	as adjusted, to give effect to the issuance of 21,075,000 shares of our common stock in this offering; and

•

as further adjusted, to give effect to: (i) the issuance of 21,075,000 shares of our common stock in this offering; (ii) the issuance of $200.0 million aggregate principal amount of notes in the concurrent Note Offering for net proceeds of $193.2 million; (iii) the assumed repayment of $65.0 million under our secured revolving credit facility using a portion of the net proceeds of the common stock offered hereby; (iv) the Tender Offer (assuming holders of our 2013 Notes validly tender $50.0 million aggregate principal amount of our 2013 Notes prior to the consent date as if the Tender Offer was consummated on September 30, 2010); and (v) the assumed payment of $68.3 million to fund the purchase price of pending acquisitions of undeveloped oil and gas leases.

This table is unaudited and should be read in conjunction with information contained in our Form 10-Q, including our unaudited financial statements and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning at page S-54. This table does not reflect the issuance of up to an additional 3,161,250 shares of common stock that we may sell to the underwriters of this offering at their option.

Our offering of the common stock is conditioned on the successful closing of the Notes Offering.

	As of September 30, 2010 (in thousands)
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$4,069	$97,368	$100,637

Long-term debt:
Secured revolving credit facility(1)	65,000	65,000	—
5.00% convertible senior notes due 2013(2)	117,765	117,765	67,765
4.50% convertible senior notes due 2015(3)	74,708	74,708	74,708
11.375% Senior Notes due 2019(4)	—	—	193,666
Joint venture financing	1,376	1,376	1,376

Total	$258,849	$258,849	$337,515

Shareholders’ Equity:
Preferred stock, par value $.001 per share:
Series A Junior Participating Preferred Stock 25,000 shares authorized, none issued and outstanding	—	—	—
9.25% Series B Cumulative Preferred Stock, 3,000,000 Shares authorized, 2,000,000 shares issued and outstanding (aggregate liquidation preference $50,000,000(5):	2	2	2
Common stock, par value $.001 per share— 30,903,103 shares issued and outstanding, actual; 51,978,103 shares issued and outstanding, as adjusted and as further adjusted(6)	31	52	52
Additional paid-in capital	527,977	621,255	621,255
Accumulated deficit(7)	(281,739)	(281,739)	(283,994)
Accumulated other comprehensive income, net of taxes	19,161	19,161	19,161

Total GMX Resources’ equity	265,432	358,731	356,476
Non-controlling interest	21,955	21,955	21,955

Total equity	$287,387	$380,686	$378,431

Total capitalization	$546,236	$639,535	$715,946

(1)	As of January 28, 2011, we had $109.0 million outstanding under our secured revolving credit facility, after deducting letters of credit totaling $0.8 million. In connection with this offering, we have entered into amended and restated secured revolving credit facility establishing the initial borrowing base at $60.0 million. Such amended and restated facility will become effective upon our issuance of the notes offered hereby.
(2)	Includes unamortized debt discount of approximately $7.2 million as of September 30, 2010. As further adjusted, reflects an assumed tender of $50.0 million aggregate principal amount of our 5.00% 2013 Notes. These numbers do not reflect payment of accrued interest to the date of redemption. Also does not reflect the exchange of $2.3 million aggregate principal amount of our 2013 Notes for common stock in December 2010.
(3)	Includes unamortized debt discount of approximately $11.5 million as of September 30, 2010.
(4)	Includes impact of original issue discount of $6.3 million on the notes offered hereby.
(5)	As of January 28, 2011, there were 6,000,000 shares of 9.25% Series B Cumulative Preferred Stock authorized and 2,053,916 shares of 9.25% Series B Cumulative Preferred Stock outstanding.
(6)	As of January 28, 2011, there were 31,283,353 shares of common stock outstanding, including shares of common stock issued subsequent to September 30, 2010 exchange in for our 2013 Notes. These numbers do not include the shares that we expect to issue as the non-cash portion of the purchase price of the acreage acquisitions described in “Summary—Recent Developments.”
(7)	Includes write-off of unamortized revolver fees of $2 million and tender fees of $0.25 million.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of January 27, 2011, we had issued and outstanding 31,283,353 shares of our common stock.

Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving credit facility and the notes offered hereby, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 6,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 2,041,169 shares were issued and outstanding as of December 31, 2010. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon certain changes in our management that result in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws, Oklahoma Law and our Rights Plan

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005, our shareholders approved the principal terms of a “rights plan,” we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase “right” for each outstanding share of common stock. The rights trade with, and are inseparable from, our common stock. The rights are evidenced only by the certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after May 31, 2005. Computershare Trust Company, N.A. is the successor rights agent to UMB Bank, n.a. under the rights plan.

The rights plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The rights generally will be exercisable only if a person or group acquires 20% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 3.8% of the Company’s outstanding common stock, will not render the rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 20% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of our common shares having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 20% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of our common stock, the rights are redeemable for one cent per Right at the option of the board of directors. The rights expire on June 1, 2015.

The terms of the rights plan may be amended, or the rights plan may be terminated, by our board of directors without the consent of the holders of the rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the rights plan or amend the rights plan in a way that adversely affects holders of the rights.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 are derived from our unaudited financial statements, which are included elsewhere in this prospectus supplement. The following selected historical consolidated financial information as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited financial statements, which are included elsewhere in this prospectus supplement. The following selected historical consolidated financial information as of December 31, 2005, and 2006 and for the years ended December 31, 2005 and 2006 are derived from our audited financial statements, which are not included elsewhere in this prospectus supplement. The following table presents a summary of our consolidated financial information for the periods indicated. It should be read in conjunction with our audited and unaudited consolidated financial statements and related notes in our consolidated financial statements incorporated by reference into this prospectus supplement and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus supplement. The summary financial information as of and for the nine months ended September 30, 2009 and 2010, is unaudited and, in the opinion of management, reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. The results for the nine months ended September 30, 2010, are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and natural gas prices. The summary financial information for the years ended December 31, 2008 and 2009, respectively, and the nine months ended September 30, 2009, reflects various adjustments as a result of our retroactive adoption of certain accounting pronouncements and restatements to correct certain accounting errors. See “Note B—Correction of Errors” and “Note C—Adoption of Accounting Principles” in our consolidated financial statements for the year ended December 31, 2009 in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

	Years Ended December 31,					Nine months Ended September 30,
(Dollars in Thousands)	2005	2006	2007	2008 (As Adjusted and Restated)	2009 (As Adjusted)	2009 (As Adjusted and Restated)	2010
						(unaudited)	(unaudited)
Statement of Operations Data:
OIL AND NATURAL GAS SALES	$19,026	$31,882	$67,883	$125,736	$94,294	$68,737	$69,346
EXPENSES:
Lease operations	2,070	4,479	8,982	15,101	11,776	8,581	8,144
Production and severance taxes(1)	1,241	465	2,746	5,306	(930)	(1,074)	447
Depreciation, depletion and amortization	3,982	8,046	18,681	31,744	31,006	23,252	24,704
Impairment of oil and natural gas properties	—	—	—	192,650	188,150	138,078	—
General and administrative	3,389	5,829	8,717	16,899	21,390	14,580	20,057

Total expenses	10,682	18,819	39,126	261,700	251,392	183,417	53,352

Income (loss) from operations	8,344	13,063	28,757	(135,964)	(157,098)	(114,680)	15,994
NON-OPERATING INCOME (EXPENSES):
Interest expense	(142)	(824)	(4,088)	(13,617)	(16,127)	(12,540)	(13,678)
Loss on extinguishment of debt	—	—	—	—	(4,976)	—	—
Interest and other income	166	151	226	285	72	40	19
Unrealized loss on derivatives	—	—	—	(354)	(2,370)	(2,827)	(103)

Total non-operating expense	24	(673)	(3,862)	(13,686)	(23,401)	(15,327)	(13,762)

Income (loss) before income taxes	8,368	12,390	24,895	(149,650)	(180,499)	(130,007)	2,232
BENEFIT (PROVISION) FOR INCOME TAXES	(1,212)	(3,415)	(8,010)	25,013	33	(3,594)	6,354
Net income attributable to non-controlling interest	—	—	—	—	(173)	—	(2,111)

NET INCOME (LOSS)	7,156	8,975	16,885	(124,637)	(180,639)	(133,601)	6,475
Preferred stock dividends	—	(1,799)	(4,625)	(4,625)	(4,625)	(3,469)	(3,469)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$7,156	$7,176	$12,260	$(129,262)	$(185,264)	$(137,070)	$3,006

Earnings (loss) per share—Basic	$0.81	$0.65	$0.94	$(9.09)	$(9.17)	$(7.52)	$0.11

Earnings (loss) per share—Diluted	$0.79	$0.64	$0.93	$(9.09)	$(9.17)	$(7.52)	$0.11

	Years Ended December 31,					Nine months Ended September 30,
(Dollars in Thousands)	2005	2006	2007	2008 (As Adjusted and Restated)	2009 (As Adjusted)	2009 (As Adjusted and Restated)	2010
						(unaudited)	(unaudited)
Weighted average common shares—Basic	8,797,529	11,120,204	13,075,560	14,216,466	20,210,400	18,235,889	28,180,741
Weighted average common shares—Diluted	9,102,181	11,283,265	13,208,746	14,216,466	20,210,400	18,235,889	28,249,495

Statement of Cash Flows Data:
Cash provided by operating activities	$16,323	$38,333	$52,445	$83,237	$49,490	$41,409	$40,972
Cash used in investing activities	(39,549)	(130,573)	(194,998)	(318,360)	(181,324)	(147,983)	(131,685)
Cash provided by financing activities	24,756	94,807	143,500	235,932	160,672	104,050	59,228

	As of December 31,					As of September 30,
(Dollars in Thousands)	2005	2006	2007	2008 (As Adjusted and Restated)	2009	2009 (As Adjusted and Restated)		2010
Balance Sheet Data:						(unaudited	)	(unaudited	)
Oil and natural gas properties, net	$58,927	$157,300	$320,995	$383,890	$331,329	$354,709		$440,703
Total assets	81,103	210,322	395,340	525,001	519,638	491,348		618,823
Long-term debt, including current portion	1,756	41,820	125,734	224,342	190,278	270,424		258,849
Shareholders’ equity	61,225	131,481	208,926	243,743	243,947	172,820		287,387

(1)	Production and severance taxes in 2006, 2007, 2008 and 2009 reflect severance tax refunds of $1.4 million, $0.5 million, $1.2 million, and $2.9 million, respectively, received or accrued during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus supplement. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus supplement, particularly in “Risk Factors” and “Forward-Looking Statements.” Except as otherwise specifically set forth below, all information provided in this discussion is as of September 30, 2010.

Overview

We are an independent oil and natural gas exploration and production company historically focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We consider and report all of our operations as one segment because our operating areas have similar economic characteristics and each meet the criteria for aggregation as defined in the Financial Accounting Standards Board Accounting Standards Codification 280.

Our historic strategy has been to grow shareholder value through Haynesville/Bossier Shale horizontal well development as well as development of Cotton Valley Sand wells, to continue acreage acquisitions in our core area, to focus on operational growth in and around our core area, and to convert our natural gas reserves to proved reserves, while maintaining balanced prudent financial management.

During 2010, we made a strategic decision to begin looking for properties that would expand our assets and development into other basins, diversify our company’s concentrated natural gas focus from two resource plays in one basin and provide the company more liquid hydrocarbon opportunities. During January 2011, we entered into five acquisition agreements relating to undeveloped lease acreage in the Niobrara formation of the Denver Julesburg Basin (the “DJ Basin”) of Wyoming and the Bakken/Sanish-Three Forks formation of the Williston Basin of Montana and North Dakota. See “Summary—Recent Developments—New Focus on Oil Plays and Pending Acquisitions” for additional information regarding these acquisitions.

Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas and on our ability to find, develop and acquire oil and natural gas reserves that are economically recoverable. The preparation of our financial statements in conformity with generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect our reported results of operations and the amount of our reported assets, liabilities and proved oil and natural gas reserves. We use the full cost method of accounting for our oil and natural gas activities.

As a result of the our production and reserves being primarily natural gas, our liquidity and cash flows have been impacted by the recent low gas price environment. We revised our 2010 capital expenditure budget several times during the year to manage our available liquidity. As a result of our diversification into oil resource plays in the Bakken and Niobrara, we are now able to allocate capital to achieve the highest risk adjusted rate of return for the portfolio of resource development opportunities.

Assuming the consummation of the Transactions, we believe our 2011 capital expenditure budget, including the cash portion of the acreage acquisitions, but excluding the value of the shares of our common stock included as consideration for the acquisitions, will consist of a total of approximately $238.2 million and will include:

•	$68.3 million for our pending acquisitions in the Bakken and Niobrara;

•	$7.9 million for expanding our leasehold position;

•	$107.3 million for drilling and completing new operated wells, including $84.9 million in our core area and $22.4 million for the Bakken and Niobrara;

•	$29.5 million for the payment of the completions performed in 2010 and the completion of wells in inventory at December 31, 2010;

•	$11.9 million for capitalized interest and overhead costs;

•	$7.0 million for rig contract fees, net of sublease fees, incurred on subleased FlexRigs until the FlexRigs come back from sublease and are redeployed to the Bakken and Niobrara;

•	$1.7 million for the winterization of a FlexRig to be used in the Bakken;

•	$2.4 million for constructing infrastructure to support production in our core and our new project areas; and

•	$2.2 million for purchasing seismic data and other test work.

For 2012, assuming the consummation of the Transactions, we currently plan to make capital expenditures of approximately $222 million, with allocations of 42% in the Haynesville/Bossier Shale, 26% in the Bakken Formation and 20% in the Niobrara Formation. While we have currently budgeted for these purposes, the ultimate amount of capital we expend may differ materially based on our financing transactions, market conditions and the success of our drilling results during 2011 and 2012.

Results of Operations for the Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

Oil and Natural Gas Sales. Oil and natural gas sales in the nine months ended September 30, 2010 increased 1% to $69.3 million compared to $68.7 million for the nine months ended September 30, 2009. Excluding the non-cash effects of ineffectiveness from derivatives, oil and gas sales increased 4% from the first nine months of 2009 compared to the first nine months of 2010. Ineffectiveness of derivatives recognized in oil and gas sales of $0.9 million and $(1.4) million for the nine months ended September 30, 2009 and 2010, respectively, is the result of a difference in the fair value of our cash flow hedges and the fair value of the projected cash flows of a hypothetical derivative based on our expected sales point. The increase in sales, excluding ineffectiveness of derivatives, was due to a 21% increase in production offset by a 14% decrease in the average realized price of oil and natural gas. The average price per barrel of oil and Mcf of natural gas received (exclusive of ineffectiveness from derivatives) for the nine months ended September 30, 2010 was $75.00 and $5.57, respectively, compared to $72.29 and $6.46, respectively, for the nine months ended September 30, 2009. Production of oil for the nine months ended September 30, 2010 decreased to 71 MBbls compared to 91 MBbls for the nine months ended September 30, 2009, a decrease of 22%. Natural gas production for the nine months ended September 30, 2010 increased to 11,734 MMcf compared to 9,477 MMcf for the nine months ended September 30, 2009, an increase of 24%. The increase in natural gas production resulted from production related to 23 producing H/B Hz wells that were on-line during 2010. During the first nine months of 2010, we brought on-line 11 H/B Hz wells and production from H/B Hz wells accounted for 58% of total production in the first nine months of 2010 compared to 29% in the first nine months of 2009.

In the nine months ended September 30, 2010, as a result of hedging activities but excluding derivative ineffectiveness, we recognized an increase in natural gas sales of $16.7 million compared to an increase in natural gas and oil sales of $26.8 million and $1.9 million, respectively, in the first nine months of 2009. In the first nine months of 2010, hedging, excluding ineffectiveness, increased the average natural gas sales price by $1.43 per Mcf compared to an increase in natural gas and oil sales price of $2.83 per Mcf and $21.11 per Bbl, respectively, in the first nine months of 2009. We did not recognize any oil related hedging activities in oil and gas sales in the first nine months of 2010.

Lease Operations. Lease operations expense decreased $0.5 million, or 5%, in the nine months ended September 30, 2010 to $8.1 million, compared to $8.6 million in the nine months ended September 30, 2009. Lease operations expense on an equivalent unit of production basis decreased $0.19 per Mcfe in the nine months ended September 30, 2010 to $0.67 per Mcfe, compared to $0.86 per Mcfe for the nine months ended September 30, 2009. The decrease in lease operations expenses on an equivalent unit basis resulted from an increase in H/B horizontal well production and cost control measures implemented by us during the first nine months of 2010. With little to no incremental increase in lease operations costs from a Cotton Valley Sands vertical well, the significantly larger amount of production from a H/B Hz well will result in lower per unit lease operations costs.

Production and Severance Taxes. The State of Texas grants an exemption of severance taxes for wells that qualify as “high cost” wells. Certain wells, including all of our H/B Hz wells, qualify for severance tax relief for a period of ten years or recovery of 50% of the cost of drilling and completions, whichever is less. As a result, refunds for severance taxes paid to the State of Texas on wells that qualify for reimbursement are recognized as accounts receivable and offset severance tax expense for the amount refundable. For the nine months ended September 30, 2010, we recorded severance tax refunds of approximately $1.5 million. Production and severance taxes decreased from $1.1 million in expense for the nine months ended September 30, 2009 to income of $0.4 million in the nine months ended September 30, 2010, as a result of these refunds being recognized.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $1.4 million, or 6%, to $24.7 million in the nine months ended September 30, 2010 compared to $23.3 million for the nine months ended September 30, 2009. The oil and gas properties depreciation, depletion and amortization rate per equivalent unit of production was $1.73 per Mcfe in the nine months ended September 30, 2010 compared to $1.75 per Mcfe in the nine months ended September 30, 2009. This decrease in the rate per Mcfe is due to the percentage growth in reserves exceeding the percentage increase in oil and gas properties subject to amortization in the nine months ended September 30, 2010 compared to the same period in 2009.

Impairment of Oil and Natural Gas Properties. As a result of lower oil and natural gas prices from year-end 2008, we recognized an impairment charge on oil and gas properties of $138.1 million in the first nine months of 2009. We did not have any impairment charge on oil and gas properties in the first nine months of 2010, but we may be required to recognize impairment charges or writedowns in future reporting periods if market prices for oil or natural gas decline.

General and Administrative Expense. General and administrative expense for the nine months ended September 30, 2010 was $20.1 million compared to $14.6 million for the nine months ended September 30, 2009, an increase of $5.5 million, or 38%. The increase is a result of increases of $1.5 million in general and administrative expenses (office expenses, professional fees, travel, etc.) and $4.0 million in additional payroll and stock-based compensation expense, partly due to an increase in severance costs of $1.5 million recorded for the nine months ended September 30, 2010, of which $0.9 million was a non-cash expense. General and administrative expense per equivalent unit of production was $1.65 per Mcfe for the first nine months of 2010 compared to $1.45 per Mcfe for the comparable period in 2009. A significant portion of our general and administrative expense is related to non-cash compensation expense. Non-cash compensation was $4.7 million and $3.7 million as of September 30, 2010 and 2009, respectively. Non-cash compensation represented 23% and 25% of total general and administrative expenses for the nine months ended September 30, 2010 and 2009, respectively. General and administrative expense has not historically varied in direct proportion to oil and natural gas production because certain types of general and administrative expenses are non-recurring or fixed in nature. In the second half of 2009, we added key employees to execute a H/B Hz drilling program. As a result, personnel costs have increased during the first nine months of 2010 compared to the same period in 2009.

Interest. Interest expense for the first nine months of 2010 was $13.7 million compared to $12.5 million for the first nine months of 2009. For the nine months ended September 30, 2010 and 2009, interest expense includes non-cash interest expense of $6.9 million and $3.8 million, respectively. As a result of the accounting for convertible bonds, share lending agreement and deferred premiums on derivative instruments, our non-cash interest expense related to these financial instruments was $5.7 million and $3.1 million for the nine months ended September 30, 2010 and 2009, respectively. Cash interest expense for the three months ended September 30, 2010 and 2009 was $8.6 million and $9.9 million, respectively. The decrease in cash interest expense of $1.4 million is due to the reduction in borrowing under the revolving credit agreement in the first nine months of 2010 compared to the first nine months of 2009.

Income Taxes. Income tax for the nine months ended September 30, 2010 was a benefit of $6.3 million as compared to a provision of $3.6 million in the first nine months of 2009. The income taxes recognized in the first nine months of 2009 and 2010 were a result of a change in the valuation allowance on net deferred tax assets caused by a change in deferred tax liabilities primarily related to unrealized gains on derivative contracts designated as hedges where the mark-to-market change on the hedges, net of deferred taxes is recorded to other comprehensive income.

Net income to noncontrolling interest. As the result of a sale of an interest in our gathering system in the fourth quarter of 2009, we reduced net income by $2.1 million or $0.17 per Mcfe in the nine months ended September 30, 2009.

Net Income and Net Income Per Share. For the nine months ended September 30, 2010 we reported a net income applicable to common shareholders of $3.0 million and for the nine months ended September 30, 2009, we reported a net loss applicable to common shareholders of $137.1 million. Net income per basic and fully diluted share was $0.11 for the first nine months of 2010 compared to a net loss per basic and fully diluted share of $7.52 for the first nine months of 2009. Weighted average fully-diluted shares outstanding increased by 55% from 18,235,889 shares in the first nine months of 2009 to 28,249,495 shares in the nine months of 2010.

Cash Flow. In the nine months ended September 30, 2010 and 2009, we spent $131.7 million and $148.0 million, respectively, in oil and natural gas acquisitions and development activities and related property and equipment, net of proceeds received from sales. These investments were funded during the nine months ended September 30, 2010 by cash flow from operations, borrowing under our secured revovling credit facility, along with the foregoing and with proceeds from the issuance of common stock and convertible notes in 2009. Cash flow provided by operating activities in the nine months ended September 30, 2010 was $41.0 million compared to $41.4 million in the nine months ended September 30, 2009.

Results of Operations—Year ended December 31, 2009 Compared to Year ended December 31, 2008

Certain amounts in 2008 have been restated as disclosed in Note B to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement and reflect retrospective adjustments for the adoption of certain accounting pronouncements as disclosed in Note C to the consolidated financial statements.

Oil and Natural Gas Sales. Oil and natural gas sales in the year ended December 31, 2009 decreased 25% to $94.3 million compared to the year ended December 31, 2008. This decrease is due to lower natural gas and oil prices of 29%, offset by a 5% increase in natural gas and oil production. The average prices per barrel of oil and Mcf of natural gas received in the year ended December 31, 2009 were $76.02 and $6.61, respectively, compared to $88.97 and $9.24, respectively, in the year ended December 31, 2008. Production of oil decreased to 119 MBbls compared to 190 MBbls for 2008. The decrease in oil production is due to the natural decline in the Company’s Cotton Valley Sands vertical well production, which has historically provided most of the Company’s oil production. H/B Hz wells typically do not have oil production. Natural gas production increased to 12,908 MMcf for 2009 compared to 11,777 MMcf for the year ended December 31, 2008, an increase of 10%. The increase in natural gas production resulted from production related to 12 producing H/B Hz wells that were on-line during 2009. Production from H/B Hz wells accounted for 33% of total production for 2009 compared to 1% for 2008.

In the year ended December 31, 2009, as a result of hedging activities, we recognized an increase in oil and natural gas sales of $37.9 million, compared to a decrease in oil and natural gas sales of $5.0 million in the year ended December 31, 2008. In the year ended December 31, 2009, hedging increased the average natural gas and oil sales price by $2.76 per Mcf and $19.41 per Bbl compared to a reduction of the average natural gas and oil sales price by $0.26 per Mcf and $10.19 per Bbl in the year ended December 31, 2008.

Lease Operations. Lease operations expense decreased $3.3 million in the year ended December 31, 2009 to $11.8 million, a 22% decrease compared to the year ended December 31, 2008. Lease operations expense on an equivalent unit of production basis was $0.86 per Mcfe in the year ended December 31, 2009 compared to $1.17 per Mcfe for the year ended December 31, 2008. The decrease in lease operating expenses on an equivalent unit basis resulted from an increase in H/B Hz well production and cost control measures implemented during 2009. With little to no incremental increase in lease operating costs from a typical Cotton Valley Sands vertical well, the significantly larger amount of production from a typical H/B Hz well results in lower per unit lease operating costs.

Production and Severance Taxes. Partially as a result of the recognition of severance tax refunds of approximately $2.9 million in 2009, production and severance taxes decreased 118% from an expense of $5.3 million in the year ended December 31, 2008 to income of $0.9 million in the year ended December 31, 2009. Upon approval by the State of Texas, certain high cost wells, including our H/B Hz wells, are exempt from severance taxes for a period of ten years and we expect this to reduce our expense going forward. Excluding the production and severance tax refunds received in 2009, production and severance tax expense also decreased $3.3 million in comparison to 2008 due to a decrease in oil and natural gas prices between the two periods and the fact that more producing wells in 2009 have received the production and severance tax exemptions.

General and Administrative Expense. General and administrative expense for the year ended December 31, 2009 was $21.4 million compared to $16.9 million for the year ended December 31, 2008, an increase of 27%. The increase of $4.5 million was due to an increase in administrative and supervisory personnel. General and administrative expense per equivalent unit of production was $1.57 per Mcfe for the year ended December 31, 2009 compared to $1.31 per Mcfe for the comparable period in 2008. Approximately $4.6 million or 22% of the general and administrative expenses in 2009 was related to non-cash compensation expense compared to $3.1 million or 18% in 2008. A significant portion of our general and administrative expense is related to non-cash compensation expense. General and administrative expense has not historically varied in direct proportion to oil and natural gas production because certain types of general and administrative expenses are non-recurring or fixed in nature. We expect general and administrative expenses on a per Mcfe basis to decrease as production increases.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense decreased $0.7 million to $31.0 million in the year ended December 31, 2009, down 2% from the year ended December 31, 2008. The oil and gas properties depreciation, depletion and amortization rate per equivalent unit of production was $1.76 per Mcfe in the year ended December 31, 2009 compared to $2.08 per Mcfe in the year ended December 31, 2008. The depletion rate decrease was due to a lower cost basis in oil and gas properties subject to amortization due to previously recorded impairment charges as a result of lower crude oil and natural gas prices at year end 2008 and 2009.

Impairment of oil and natural gas properties. As a result of the continued decline in natural gas prices from year-end 2008, which limited the amount of oil and gas properties that could be capitalized on the balance sheet under the SEC’s “ceiling” test, we recognized an impairment charge on oil and gas properties of $188.2 million in the year ended December 31, 2009 compared to an impairment charge on oil and gas properties of $192.7 million in the year ended December 31, 2008. We may be required to recognize additional impairment charges or writedowns in future reporting periods if market prices for oil or natural gas continue to decline or remain at their depressed levels.

Interest. Interest expense for the year ended December 31, 2009 was $16.1 million compared to $13.6 million for the year ended December 31, 2008. This increase is due to a greater amount of outstanding debt during 2009 and an increase in non-cash interest expense related to our convertible notes. Interest expense for the years ended December 31, 2008 and 2009 includes non-cash interest expense of $1.9 million and $3.9 million, respectively related to the accretion of the 5.00% senior convertible notes due 2013 and the 4.50% convertible senior notes due 2015.

Loss on Extinguishment of Debt. In October 2009, we entered into an amendment with the Prudential Insurance Company of America (“Prudential”), pursuant to which Prudential agreed to accept repayment of its senior secured subordinated notes with the proceeds of our offering of 4.50% convertible senior notes due 2015. We repaid all the senior secured subordinated notes on October 29, 2009. As a result of prepaying the senior secured subordinated notes, we recognized a pre-payment penalty of $4.6 million and expensed remaining deferred debt issue costs of $0.3 million.

Income Taxes. Income tax for 2009 was a benefit of $33,000 as compared to a benefit of $25.0 million in 2008. The effective tax rates for 2008 and 2009 were 17% and 0%, respectively. The decrease in the effective tax rate from the 34% statutory tax rate in the years ended December 31, 2008 and 2009 was due to $11.5 million and $17.5 million, respectively, of deferred tax expense relating to a valuation allowance for deferred tax assets that reduced our tax benefit.

Net Income and Net Income Per Share. For the year ended December 31, 2009 and 2008, we reported net loss of $180.5 million and $124.6 million, respectively. Excluding the impairment charge of $188.2 million related to our oil and natural gas properties, the loss on the extinguishment of debt of $5.0 million, and other non-cash charges of $2.9 million, we would have reported net income of $10.7 million for the year ended December 31, 2009. Excluding the impairment charge of $192.7 million ($127.2 million after income taxes) related to our oil and natural gas properties, a non-cash charge to deferred income taxes for a valuation allowance on our net deferred tax asset of $26.1 million and other non-cash charges of $0.7 million, net of tax, we would have reported net income of $24.7 million for the year ended December 31, 2008. Net loss per basic and fully diluted share was $9.17 for the year ended 2009 compared to net loss per basic and fully diluted share of $9.09 for the year ended 2008. Excluding the impairment charge related to our oil and natural gas properties, the loss on the extinguishment of debt, and other non-cash charges including unrealized losses on derivatives, net income per basic and fully diluted share for 2009 would have been $0.53.

Cash Flow. In 2009, we had a positive cash flow from operating activities of $49.5 million. Our cash flow from operating activities in 2008 was $83.2 million. Cash flow from operating activities before changes in operating assets and liabilities and after preferred stock dividends was $50.4 million in 2009 compared to $73.7 million in 2008. This resulted from a 25% decrease in oil and natural gas sales in 2009. We received a net $160.7 million in cash from financing activities in 2009 compared to 2008 amounts of $235.9 million. The cash flow from financing activities in 2009 was primarily from the sale of common stock of $164.1 million, issuance of 4.50% convertible senior notes due 2015 of $86.3 million, and the sale of the equity interest in Endeavor Gathering for $36.0 million, offset by paydowns of debt under our secured revolving credit facility our previously outstanding senior secured notes due 2012 totaling $213.7 million. The cash flow from financing activities in 2008 was primarily from the sale of common stock of $134.7 million, issuance of 5.00% convertible senior notes due 2013 of $125.0 million and additional debt under our secured revolving credit facility.

Results of Operations—Year ended December 31, 2008 Compared to Year ended December 31, 2007

Certain amounts in 2008 have been restated as disclosed in Note B to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement and reflect retrospective adjustments for the adoption of certain accounting pronouncements as disclosed in Note C to the consolidated financial statements.

Oil and Natural Gas Sales. Oil and natural gas sales in the year ended December 31, 2008 increased 85% to $125.7 million compared to the year ended December 31, 2007. Of the increase, 48% is due to higher natural gas and oil production and 25% to an increase in natural gas and oil prices. The average prices per barrel of oil and

Mcf of natural gas received in the year ended December 31, 2008 were $88.97 and $9.24, respectively, compared to $69.11 and $7.41, respectively, in the year ended December 31, 2007. Production of oil increased to 190 MBbls compared to 127 MBbls for 2007. Natural gas production increased to 11,777 MMcf for 2008 compared to 7,974 MMcf for the year ended December 31, 2007, an increase of 48%.

In the year ended December 31, 2008, as a result of hedging activities, we recognized a decrease in oil and natural gas sales of $5 million, compared to an increase in oil and natural gas sales of $3 million in the year ended December 31, 2007. In the year ended December 31, 2008, hedging reduced the average natural gas and oil sales price by $0.26 per Mcf and $10.19 per Bbl compared to an increase in natural gas sales price of $0.41 per Mcf and a decrease in oil sales price by $1.97 per Bbl in the year ended December 31, 2007.

Lease Operations. Lease operations expense increased $6.1 million in the year ended December 31, 2008 to $15.1 million , a 68% increase compared to the year ended December 31, 2007. Increased expense resulted from a greater number of producing wells in addition to maintenance expenses for our growing field operations. Lease operations expense on an equivalent unit of production basis was $1.17 per Mcfe in the year ended December 31, 2008 compared to $1.03 per Mcfe for the year ended December 31, 2007.

Production and Severance Taxes. Production and severance taxes increased 93% to $5.3 million in the year ended December 31, 2008 compared to $2.7 million in the year ended December 31, 2007. Production and severance taxes are assessed on the value of the oil and natural gas produced. The above increase resulted from higher oil and natural gas sales described above offset by severance tax refunds of approximately $1.2 million recorded in 2008. A growing number of wells with natural gas production are exempt from severance taxes or have reduced severance tax rates. We recognized severance tax refunds of approximately $518,000 in 2007. Upon approval from the State of Texas, certain wells are exempt from severance taxes or eligible for a reduced severance tax rate for a period of ten years.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $13.0 million to $31.7 million in the year ended December 31, 2008, up 70% from the year ended December 31, 2007. This increase is due to higher production levels and higher costs. The oil and gas properties depreciation, depletion and amortization rate per equivalent unit of production was $2.08 per Mcfe in the year ended December 31, 2008 compared to $1.88 per Mcfe in the year ended December 31, 2007. The depletion rate increase was largely the result of lower oil and natural gas prices reducing the economic lives and reserves on our wells, which resulted in our oil and natural gas properties being amortized over a smaller reserve base than if reserves were calculated at higher prices.

General and Administrative Expense. General and administrative expense for the year ended December 31, 2008 was $16.9 million compared to $8.7 million for the year ended December 31, 2007, an increase of 94%. The increase of $8.2 million was largely the result of hiring additional administrative and supervisory personnel to manage our growth and compensation increases implemented on July 1, 2008 to align our compensation more closely with our peers. Approximately $3.1 million of the general and administrative expenses was related to non-cash compensation expense compared to $1.6 million in 2007. Additionally, we recorded a $748,000 charge to bad debt expense related to our estimated exposure from a bankruptcy filed by one of our oil purchasers. General and administrative expense per equivalent unit of production was $1.31 per Mcfe for the year ended December 31, 2008 compared to $1.00 per Mcfe for the comparable period in 2007. Excluding the charge to bad debt expense, general and administrative expense on a per unit of production would have been $1.11 per Mcfe for the year-ended 2008. Longer term, general and administrative costs should decline on a per unit basis as our production increases from the Haynesville/Bossier Shale development.

Impairment of oil and natural gas properties. As a result of lower oil and gas prices, which limited the amount of oil and gas properties that could be capitalized on the balance sheet under the SEC’s “ceiling” test, we recognized an impairment charge on oil and gas properties of $192.7 million.

Interest. Interest expense for the year ended December 31, 2008 was $13.6 million compared to $4.1 million for the year ended December 31, 2007. This increase is due to a greater amount of outstanding debt during 2008. Interest expense for the year ended December 31, 2008 included non-cash interest expense of $1.9 million related to the accretion of the 5.00% convertible senior notes due 2013.

Income Taxes. Income tax for 2008 was a benefit of $25.0 million as compared to an expense of $8.0 million in 2007. The effective tax rates for 2007 and 2008 were 32% and 17%, respectively. The decrease in the effective tax rate in 2008 was due to $11.5 million of deferred tax expense relating to a valuation allowance established for deferred tax assets that reduced our tax benefit.

Net Income and Net Income Per Share. For the year ended December 31, 2008 and 2007, we reported net loss of $124.6 million and net income of $16.9 million, respectively. Excluding the impairment charge of $192.7 million ($127.2 million after income taxes) related to our oil and natural gas properties and a non-cash charge to deferred income taxes for a valuation allowance on our net deferred tax asset of $26.1 million and other non-cash charges of $0.7 million, net of tax, we would have reported net income of $24.7 million for the year ended December 31, 2008. Net loss per basic and fully diluted share was $9.09, for the year ended 2008 compared to net income per basic and fully diluted share of $0.94 and $0.93 for the year ended December 31, 2007, respectively. Excluding the impairment charge related to our oil and natural gas properties and the valuation allowance on our net deferred tax asset and other non-cash charges including unrealized losses on derivatives, net income per basic and fully diluted share for 2008 would have been $1.74 and $1.62, respectively.

Cash Flow. In 2008, we had a positive cash flow from operating activities of $83.2 million as a result of increased production volume and higher oil and natural gas prices during 2008. Our cash flow from operating activities in 2007 was $52.4 million. Cash flow from operating activities before changes in operating assets and liabilities and after preferred stock dividends was $73.7 million compared to $40.8 million in 2007. This resulted from an 85% increase in oil and natural gas sales in 2008. We received a net $235.9 million in cash from financing activities in 2008 compared to 2007 amounts of $143.5 million. The cash flow from financing activities in 2008 was largely due to the sale of common stock of $134.7 million, issuance of 5.00% convertible senior notes due 2013 of $125.0 million and additional debt under our secured revolving credit facility. The cash inflow in 2007 from financing activities primarily resulted from the sale of common stock senior secured notes due 2012 and additional debt under our secured revolving credit facility.

Capital Resources and Liquidity

Our business is capital intensive. Our ability to grow our reserve base is dependent upon our ability to obtain outside capital and generate cash flows from operating activities to fund our drilling and capital expenditures. Our cash flows from operating activities are substantially dependent upon crude oil and natural gas prices, and significant decreases in market prices of crude oil or natural gas could result in reductions of cash flow and affect our drilling and capital expenditure plan. To mitigate a portion of our exposure to fluctuations in natural gas prices, we have entered into natural gas swaps, three way collars, and put spreads.

We continually review our drilling and capital expenditure plans and may change the amount we spend based on industry conditions and the availability of capital. Our capital expenditure budget for 2011 is $238.2 million which includes $68.3 million for the cash portion of the Bakken and Niobrara acreage acquisitions, $107.3 million for the drilling and completing of wells in our three resource plays, $29.5 million for well completion costs incurred in 2010 and $33.1 million which includes acreage acquisitions and other indirect costs. We may continue to revise our capital expenditure budget during 2011 depending on our available liquidity and capital.

In order to protect us against the financial impact of a decline in natural gas prices, we have an active, rolling three-year hedging program. As of January 28, 2011, we had 15.5 Bcf and 16.7 Bcf of natural gas hedged in 2011 and 2012, respectively, at average hedge prices of $6.11 and $6.08 per Mcf. We are currently reviewing our hedge strategies for 2013.

As of December 31, 2010, we had $92 million drawn on our revolving bank credit facility that has a borrowing base of $130.0 million. On December 21, 2010, we completed our semi-annual redetermination of our secured revolving credit facility borrowing base in which we reaffirmed the borrowing base of $130.0 million, and modified our Total Net Debt to EBITDA financial covenant. Our next semi-annual redetermination is scheduled for June 2011. As of December 31, 2010, we were in compliance with all financial covenants under our secured revolving credit facility.

As of January 28, 2011, we had $109.0 million drawn under our revolving bank credit facility. As discussed elsewhere in this prospectus supplement, we have entered into an amended and restated secured revolving credit facility in connection with the Transactions.

Contractual Obligations

The following table reflects the Company’s contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt	$301,000	$—	$214,750	$86,250	$—
Interest on long-term debt	38,726	15,779	17,772	5,175	—
Operating leases	4,757	1,129	1,920	1,045	663
Drilling contracts	46,564	22,948	23,616	—	—
Transportation agreements	52,892	6,043	12,539	11,638	22,672
Deferred premiums on derivative instruments	18,242	7,367	10,875	—	—
Asset retirement obligations	7,278	406	544	33	6,295
75% PVOG financing(1)	1,366	26	34	11	1,295

Total	$470,825	$53,698	$282,050	$104,152	$30,925

(1)	PVOG financing is payable out of 75% of revenues from the wells financed and repayment is based on estimated production which may vary from actual.

Other than obligations under our secured revolving credit facility, our existing senior notes, the PVOG financing and operating leases, our commitments relate to capital expenditures for development of oil and natural gas properties. We will not enter into drilling or development commitments until such time as a source of funding for such commitments is known to be available, either through financing proceeds, internal cash flow, additional funding under our secured revolving credit facility or working capital.

Critical Accounting Policies

The preparation of the consolidated financial statements requires us to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. When alternatives exist among various accounting methods, the choice of accounting method can have a significant impact on reported amounts. A discussion of our accounting estimates and judgments which management believes are most significant in its application of generally accepted accounting principles used in the preparation of the consolidated financial statements can be found in the notes to our financial statements in our consolidated financial statements for the year ended December 31, 2009 in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

Recently Issued Accounting Pronouncements

We adopted a new standard for its derivative instruments and hedging activities, effective January 1, 2009. The standard does not change our accounting for derivatives, but requires enhanced disclosures regarding our methodology and purpose for entering into derivative instruments, accounting for derivative instruments and related hedged items (if any), and the impact of derivative instruments on our consolidated financial position, results of operations and cash flows.

We adopted new accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of subsidiaries, effective January 1, 2009. Specifically, these standards require the recognition of noncontrolling interests (formerly referred to as minority interests) as a component of total equity. These standards establish a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and specifically provide that dispositions of subsidiary stock are required to be accounted for as equity transactions with no gain or loss recognized upon disposal. Finally, consolidated net income and comprehensive income are presented to include amounts attributable to both the parent and noncontrolling interests. See the notes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

We adopted a new accounting standard for business combinations, effective January 1, 2009. The standard applies prospectively to us for future business combinations. The standard expands the definition of what qualifies as a business, thereby increasing the scope of transactions that qualify as business combinations. Furthermore, under the standard, changes in estimates of income tax liabilities existing at the date of, or arising in connection with, past business combinations are accounted for as adjustments to current-period income as opposed to adjustments to goodwill. The adoption of the standard had no impact on our consolidated financial position, results of operations or cash flows.

We adopted a new standard on determining whether instruments granted in share-based payment transactions constitute participating securities, effective January 1, 2009. This standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore included in the allocation of earnings for purposes of computing EPS. Unvested share-based payment awards, whether paid or unpaid, that contain nonforfeitable rights to dividends or dividend equivalents constitute participating securities and are included in the computation of EPS. Our restricted stock awards do not contain nonforfeitable rights to dividends or dividend equivalents, and thereby do not qualify as participating securities. The adoption of the standard had no impact on our consolidated financial position, results of operations or cash flows.

In December 2009, we adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures for us is to align the definition of proved reserves with the Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008 and effective for fiscal periods ending on or after December 31, 2009. The accounting standards revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period preceding the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves, if those technologies have been demonstrated to result in reliable conclusions about reserve volumes. The unaudited supplemental information on oil and gas exploration and production activities for 2009 has been presented following these new reserve estimation and disclosure rules, which may not be applied retrospectively. The 2008 data is presented in accordance with the Financial Accounting Standards Board (FASB) oil and gas disclosure requirements effective during those respective periods. Our 2010 and fourth quarter 2009 DD&A and impairment calculations were based upon proved reserves that were determined using the new reserve guidelines, whereas DD&A and impairment calculations in previous quarters within 2009 were based on the prior SEC methodology. See “Note N—Supplemental Information on Oil and Natural Gas

Properties” to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

We adopted a new standard for the accounting treatment for certain convertible debt instruments that may be settled upon conversion in cash, shares of common stock or any portion thereof at the election of the issuing company that requires the use of a bifurcation model under which the value of the debt instrument is determined without regard to the conversion feature. The difference between the issuance amount of the debt instrument and the value determined is recorded as an equity contribution. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. This standard was effective for financial statements issued for fiscal years beginning after December 15, 2008, and early adoption was not permitted. We adopted this standard effective January 1, 2009. This new standard changed the accounting treatment for our 5.00% convertible notes that were issued in February 2008. As this new standard was required to be applied retrospectively for any instrument within its scope that was outstanding during any of the periods presented, certain amounts in our consolidated financial statements for the year ended December 31, 2008 have been adjusted See “Note C—Adoption of Accounting Principles” to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement.

In October 2009, a new standard for accounting for own-share lending arrangements in contemplation of convertible debt issuance was issued. The standard requires that such share-lending arrangement be measured at fair value at the date of issuance and recognized as an issuance cost with an offset to paid-in-capital and the loaned shares be excluded in the computation of basic and diluted earnings per share. The issuance cost is required to be amortized as interest expense over the life of the financing arrangement. The standard also requires additional disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. Retrospective application is required for all arrangements outstanding as of the beginning of the fiscal years beginning on or after December 15, 2009. We entered into a share lending arrangement in connection with the February 2008 issuance of our 5.00% Convertible Senior Notes due 2013. The impact of the provision on our financial statements was evaluated and considered immaterial. We adopted the standard on its effective date as of the beginning of the fiscal year beginning January 1, 2010.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

We are subject to price fluctuations of natural gas and crude oil. Prices received for natural gas and crude oil sold on the spot market are volatile due to factors beyond our control. Reductions in crude oil and natural gas prices could have a material adverse effect on our financial position, results of operations, capital expenditures and quantities of reserves recoverable on an economic basis. Any reduction in reserves, including reductions due to lower prices, can reduce our borrowing base under our secured revolving credit facility and adversely affect our liquidity and our ability to obtain capital for our acquisition and development activities.

To mitigate a portion of our exposure to fluctuations in commodity prices, we enter into financial price risk management activities with respect to a portion of projected crude oil and natural gas production through financial price commodity swaps, collars and put spreads. Our secured revolving credit facility requires us to maintain a hedging program on mutually acceptable terms whenever the loan amount outstanding exceeds 75% of the borrowing base.

Following is a summary of the outstanding natural gas derivative and crude oil contracts we have in place as of December 31, 2010:

Effective Date	Maturity Date	Notional Amount Per Month	Remaining Notional Amount as of December 31, 2010	Additional Put Options	Floor	Ceiling
Natural Gas (MMBtu):
1/1/2011	12/31/2012	155,337	3,728,100		—	$7.00
1/1/2011	12/31/2011	188,781	2,265,372		—	$8.00
1/1/2011	3/31/2011	200,000	600,000	$5.00	7.00	$7.25
1/1/2011	3/31/2011	200,000	600,000		—	$8.90
4/1/2011	10/31/2011	200,000	1,400,000	$5.00	6.50	$8.30
11/1/2011	3/31/2012	200,000	1,000,000	$5.50	7.00	$10.10
1/1/2011	12/31/2012	1,021,666	24,520,000	$4.00	6.00	$—
1/1/2011	12/31/2012	167,612	4,022,697	$4.50	6.25	$—
Crude Oil (Bbls):
1/1/2011	12/31/2011	3,042	36,500		$—	$100.00

The estimated total fair value of our derivative contracts in effect at December 31, 2010 was an asset of $37.0 million, of which $19.5 million is classified as a current asset and $17.5 million is classified as a long-term asset. The asset at December 31, 2010, reflects the fact that the prices under our derivative contracts in the aggregate are higher than period end forward prices. The fair value of these contracts varies based on commodity prices. While we will not recognize the benefit from commodity prices in excess of our fixed prices, we mitigate the risk of lower prices.

Based on the monthly notional amount for natural gas in effect at December 31, 2010, a hypothetical $0.10 increase in natural gas prices would have decreased the fair value of our natural gas swaps and options by $3.5 million and a $0.10 decrease in natural gas prices would increase the fair value of our natural gas swaps and options by $3.5 million.

Interest Rate Risk

Our secured revolving credit facility bears interest at a rate elected by us that is based on the prime, LIBO or federal funds rate plus margins ranging from 1% to 4.75% depending on the base rate used and the amount of the loan outstanding in relation to the borrowing base. We are obligated to pay a facility fee equal to 0.5% per year of the unused portion of the borrowing base payable quarterly. As a result, our interest costs fluctuate based on short-term interest rates relating to our secured revolving credit facility. We had no interest rate derivatives during the years ended December 31, 2008 or 2009. Based on maximum borrowings of $60.0 million under our new borrowing base, a 100 basis point change in interest rates would change our annual interest expense by approximately $0.6 million.

Our $125.0 million of 5.00% Convertible Notes and $86.0 million of 4.50% Convertible Notes have fixed interest rates.

BUSINESS

We are an independent oil and natural gas exploration and production company historically focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”).

During 2010, we made a strategic decision to begin looking for properties that would expand our assets and development into other basins, diversify our company’s concentrated natural gas focus from two resource plays in one basin and provide the company more liquid hydrocarbon opportunities. We sought out several key employee hires to aid in this expansion. These efforts have led to successful agreements to acquire core positions in over 67,000 net acres in the two of the leading oil resource plays in the U.S. We have recently entered into separate agreements to purchase undeveloped leasehold in the very successful and competitive region located in the Williston Basin of North Dakota/Montana, targeting the Bakken/Sanish-Three Forks Formation, and in the oil window of the Denver Julesburg Basin (the “DJ Basin”) of Wyoming, targeting the emerging Niobrara Formation. We are making plans to deploy our capital and resources into these development opportunities in 2011. With the acquisition of the liquids-rich (estimated 90% oil) Bakken and Niobrara acreage, we will have better flexibility to deploy capital based on a variety of economic and technical factors, including wells costs, service availability, take-away capacity and commodity prices (including differentials applicable to the basin). We believe this flexibility will enable us to generate better cash flow growth to fund our capital expenditure program. We believe our contracted FlexRigs inventory and experienced Rockies and Haynesville/Bossier Shale horizontal drilling personnel will enable us to succeed in the development of these new oil resource plays.

We have three subsidiaries: Diamond Blue Drilling Co. (“Diamond Blue”), which owns three conventional drilling rigs in our core area, Endeavor Pipeline Inc. (“Endeavor Pipeline”), which operates our water supply and salt water disposal systems in our core area, and Endeavor Gathering, LLC (“Endeavor Gathering”), which owns the natural gas gathering system and related equipment operated by Endeavor Pipeline. A 40% membership interest in Endeavor Gathering is owned by Kinder Morgan Endeavor LLC (“KME”).

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

History

We were incorporated in 1998 and acquired producing and undeveloped oil and natural gas properties located primarily in our core area, Kansas, and southeastern New Mexico from a bankruptcy liquidation of a small, privately-held company. We have leased additional undeveloped acreage and drilled wells in our core area since 1998. We have since sold the Kansas properties and have historically concentrated our efforts in our core area, primarily since 2003 when we entered into a joint development agreement with Penn Virginia Oil & Gas, L.P. (“PVOG”), a wholly-owned subsidiary of Penn Virginia Corporation (NYSE: PVA). Although the area of mutual interest portion of this joint development agreement has expired, we continue to own acreage in our core area jointly with PVOG. We have drilled approximately 350 vertical and three horizontal Cotton Valley Sands wells in addition to Travis Peak Sand wells, though in 2010 we did not drill any Cotton Valley Sand wells and only elected to participate for a 10% working interest in two Cotton Valley Sand horizontal wells drilled by PVOG on our joint venture acreage. In the fall of 2008, we transitioned into drilling horizontal wells into the Haynesville/Bossier Shale and as of December 31, 2010, had drilled and completed 31 Haynesville/Bossier Shale horizontal (“H/B Hz”) wells. As of December 31, 2010, we had three H/B Hz wells that were drilled and awaiting completion, and we had two FlexRig3 rigs drilling H/B Hz wells.

Company Strengths

Large, contiguous acreage position in three high quality basins. With our acreage acquisitions in the Bakken and Niobrara, we will have a material position in two of the leading oil resource plays in the United

States, along with a position in the Haynesville/Bossier Shale and Cotton Valley Sands which are located in the East Texas Basin and regarded as one of the top natural gas basins in the United States. Upon completion of these acquisitions, we will have 26,087 net acres in the Bakken, and 41,637 net acres in the Niobrara. We have 61,528 gross acres (44,032 net acres) containing our Haynesville/Bossier Shale resource development in Harrison and Panola counties Texas and Caddo parish, Louisiana. As of December 31, 2010, we have drilled and completed 31 successful horizontal Haynesville/Bossier Shale wells with production profiles that we believe provide an attractive rate of return even in a low natural gas price environment. We have an active and successful natural gas hedging strategy that has provided us above-market prices since 2009 which has improved our margins. We have identified 226 net potential undrilled locations across the property base, based on 80-acre spacing. Furthermore, we drilled 19 vertical test wells in 2006, which confirmed a consistent 350-foot layer of Haynesville/Bossier Shale to be present and substantially reduced the risk associated with our Haynesville/Bossier Shale acreage. The Cotton Valley Sands resource development contains 65,284 gross acres (46,651 net acres) and has 314 producing locations, and over 100 undrilled 80 acre horizontal locations. We have a track record of drilling success in our core area with nearly a 100% drilling success rate since the inception of our Company. A significant portion of our Haynesville/Bossier Shale and Cotton Valley Sands acreage is held by production which gives us the ability to drill where we choose without significant risk of lease expiration.

Strong historical growth profile with multi-year, lower risk crude oil and natural gas resources drilling inventory. We have an inventory of approximately 261 net potential undrilled proved and unproved Haynesville/Bossier Shale drilling locations as of December 31, 2010. In addition to these Haynesville/Bossier Shale drilling locations that are primarily natural gas, we will have 81.5 net undrilled locations (4 horizontal wells/1,280 acres; 10,000’ laterals) in the Bakken and 260.2 net undrilled locations (4 horizontal wells/640 acres; 5,000’ laterals) in the Niobrara that are crude oil targets. This large undrilled inventory of 341.7 horizontal oil resource locations and 261 horizontal gas resource locations provides us with a multi-year drilling inventory which will allow us to continue significant organic reserve and production growth. For the five-year period ending December 31, 2010, we have grown our production at a compounded annual growth rate of 51%.

Ability to allocate capital to either crude oil or natural gas and higher rate of return opportunities. With the addition of the Bakken and Niobrara acreage, which are primarily crude oil resource plays, we now have commodity and basin diversity that will allow us to allocate capital to achieve the highest risk-adjusted rate of return for our portfolio of resource development opportunities. Most of our Haynesville/Bossier Shale and Cotton Valley Sands acreage is held by production, which gives us the flexibility to chose where we drill and allocate capital. Approximately 98% of our proved reserves as of December 31, 2010 were natural gas. With the acquisition of the Bakken and Niobrara acreage, we will have better flexibility to deploy capital based on a variety of economic and technical factors, including wells costs, service availability, take-away capacity and commodity prices (including differentials applicable to the basin). We believe this flexibility will enable us to generate better cash flow growth and to fund our capital expenditure program.

High degree of horizontal drilling experience combined with operational control. We have drilled and completed 31 horizontal wells in the Haynesville/Bossier Shale using the latest technology. We routinely drill these wells with total measured depths of greater than 17,000 feet in less than 30 days. We intend to use our horizontal drilling expertise and our on-staff Rockies’ technical experience to successfully drill and operate wells in the both the Bakken and Niobrara. Once they become available, we intend to move two of our three available Helmerich & Payne FlexRig3™ rigs (“FlexRig”) to the Bakken and Niobrara and maintain a one rig program in our East Texas core area. We operate over 84% of our acreage in our East Texas core area, which permits us to better manage our operating costs and better control capital expenditures and the timing of development and exploitation activities. We believe that by being an operator in the Bakken and Niobrara acreage and by using our Haynesville/Bossier Shale horizontal drilling experience, we can achieve superior operational efficiencies.

Significant infrastructure in place for East Texas core area. As of December 31, 2010, we had over 100 miles of gathering pipeline, 215 MMcf per day of takeaway capacity and 25,000 horsepower of compression. We also own salt-water disposal and other field infrastructure in our East Texas core area. We also have contracted four FlexRigs (one of which has been subleased to a third party for the remainder of a three-year primary term) and own three drilling rigs, six of these rigs have the capacity to drill horizontal wells in all four resource plays in which we operate. In November 2009, we contributed our gathering and compression assets to Endeavor Gathering LLC (“Endeavor Gathering”) as part of the sale of 40% of Endeavor Gathering to Kinder Morgan Endeavor LLC (“KME”), and we obtained commitments from Endeavor Gathering for priority rights to its takeaway capacity. Based on our average daily production rate of 57.1 MMcfe per day for the quarter ended December 31, 2010 and our takeaway capacity of 215 MMcf per day as of December 31, 2010, we believe our current infrastructure has sufficient capacity to support material growth in production.

Strategy

Our strategy is to expand our assets into oil resource plays in several basins that will provide the Company the ability to optimize its capital allocation and create shareholder value. Another objective is to use two of our four contracted FlexRigs to develop our two new oil resource horizontal developments in the Bakken/Sanish-Three Forks Formation of the Williston Basin in North Dakota and Montana, and the Niobrara Formation of the DJ Basin in Wyoming. We also plan to keep one contracted FlexRig drilling in our horizontal development of the Haynesville/Bossier Shale natural gas resource in East Texas. Our strategies emphasize:

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Developing our undeveloped acreage in the Niobrara Formation and Bakken Formation—We have entered into five agreements to acquire 26,087 net acres in the Bakken/Sanish-Three Forks oil resource play and 41,637 net acres in the Niobrara oil resource play. Both plays have 81.5 and 260.2 net undeveloped horizontal locations, respectively. We intend to commence a two rig multi-year drilling program in these properties during the second half of 2011. We estimate these locations can be drilled and completed in about 8 years for the Bakken and 10 years for the Niobrara. We may selectively acquire additional acreage in these project areas in the normal course of business.

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Diversifying into higher margin crude oil production through the acquisition of the Bakken and Niobrara acreage—We seek to increase profitability, operating cash flows and flexibility by deploying our working capital to increase oil production and reserves. As crude oil and natural gas prices fluctuate, we will continue to evaluate our allocation of capital between our oil and natural gas resources.

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Using our Haynesville/Bossier horizontal drilling and on-staff technical experience to economically develop our newly acquired Bakken and Niobrara acreage—Our team has drilled and completed 31 Haynesville/Bossier horizontal wells, and we have significantly reduced our completed well cost to under $1,700 per lateral foot in the fourth quarter of 2010. We have reduced our spud to total depth drilling times from an average of 41 days to drill a horizontal well with an average lateral length of 4,787 feet in 2009 to an average of 29 days to drill a horizontal well with an average lateral length of 6,243 in the fourth quarter of 2010. We plan to utilize our experience and horizontal drilling efficiencies and advancements as we deploy two of our three available FlexRigs in the Bakken and Niobrara. We have assembled a technical staff with PhDs in Engineering and Geology and with Rocky Mountain experience, including the following basins: Powder River Basin, Williston Basin, Uinta Basin, San Juan Basin, Piceance Basin, D-J Basin, Wind River Basin, Greater Green River Basin, Shirley-Hannah Basin and Canadian Rockies. We have also assembled an experienced group of senior land executives with wide-ranging experiences in acquisition, integration, and operation in conventional and unconventional resource plays in more than one million acres, covering multiple-rig drilling programs over the past 25 years in the Anadarko (Woodford and Granite Wash), Arkoma (Fayetteville, Woodford Caney and CBM), Permian, Hugoton, Barnett Shale, Haynesville / Bossier Shale, Bakken and Three Forks, and Marcellus Shale basins.

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Developing our existing Haynesville/Bossier Shale acreage—We seek to maximize the value of our existing legacy assets by developing these properties with the lowest risk and the highest production and reserve growth potential. We intend to continue to develop our multi-year inventory of drilling locations in the Haynesville/Bossier Shale in order to develop our natural gas reserves in East Texas. We estimate that our approximate 44,032 net acres in the Haynesville/Bossier Shale includes as many as 261 net potential proved and unproved undrilled locations based on 80-acre spacing.

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Maintaining operational control with focus on reducing operating costs—We have consistently maintained low finding and development costs and consistently operate with one of the lower operating cost structures in the industry. Our per unit lease operating expenses have declined from $0.86 per Mcfe for the year ended December 31, 2009 to $0.67 per Mcfe for the nine months ended September 30, 2010.

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Actively hedging production to provide greater certainty of cash flow and earnings—Excluding sold calls, for 2011 and 2012, we have hedged approximately 15.5 million MMBtu and 16.7 million MMBtu of natural gas at a weighted average price of $6.11 and $6.08 per MMbtu, respectively. Our 2011 hedges represent approximately 74% of our average daily production for the fourth quarter of 2010. We plan to continue to use hedging to mitigate commodity price risks.

Recent Developments

Fourth Quarter and Year-End 2010 Production and Operations Update

Our production for the three months ended December 31, 2010 was 5.3 Bcfe, compared to 3.5 Bcfe in the fourth quarter of 2009, an increase of 51%. Production in the fourth quarter increased 14% when compared to the third quarter of 2010. We drilled with two FlexRigs and brought eight new H/B Hz wells to production during the fourth quarter.

Our production was 17.5 Bcfe for the twelve months ended December 31, 2010, a 30% increase from 13.5 Bcfe in 2009. Drilling in 2010 varied from two to three FlexRigs which resulted in capital expenditures in the range of $190-195 million. The increase of capital expenditures for 2010 from the original guidance was a result of fracture stimulation service availability during the fourth quarter of 2010 and the decision to complete eight H/B Hz wells during the quarter. Delays in completions due to a lack of available fracture stimulation during the third quarter of 2010 prevented us from achieving annual production closer to the higher end of our original guidance (17.5 to 19.0 Bcfe).

The eight H/B Hz wells that were brought on line in the fourth quarter had an average lateral length of 5,356 feet at an average cost of $8.9 million. The average cost per lateral foot for the completions was $1,683 and the average number of frac stages was 13. The cost per stage incurred by us peaked during the early fourth quarter but declined significantly in December 2010, and we expect that pattern to continue in 2011. The Mia Austin #6H, the Company’s first 6,000 foot long lateral has a 60 day average production of 7,241 Mcf/day. The Bosh Heisman #17H was completed with 15 frac stages with a perforated lateral length of 6,164 feet and during the first 20 days of production it is performing in line with our expectations for a long lateral.

New Focus on Oil Plays and Pending Acquisitions

As discussed above, we made the strategic decision during 2010 to begin looking for oil focused properties that would diversify our concentrated natural gas focus and produce opportunities for us to expand our property development and technical experience into other basins. We have entered into five transactions to purchase undeveloped leasehold located in the Williston Basin in North Dakota/Montana, targeting the Bakken/Sanish-Three Forks Formation, as well as in the oil window of the DJ Basin in Wyoming, targeting the emerging Niobrara Formation. The Company is making plans to deploy an increasing amount of its capital and resources into these development opportunities in 2011 and 2012.

The acquisition terms consist of:

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Bakken acquisitions-Arkoma Bakken and other parties—a purchase and sale agreement, dated as of January 24, 2011, and a letter of intent with Arkoma Bakken, LLC and other sellers with respect to undeveloped acreage located in the Bakken formation in North Dakota. These agreements provide for consideration 33.333% payable in cash and 66.667% payable in our common stock. The stock consideration will be based on a volume weighted average closing price of our common stock on the NYSE during the 15 trading days immediately prior to and including the date three trading days prior to the closing date; provided in the event such calculated price is less than $5.50, the price used will be $5.50, and in the event such calculated price is more than $6.50, the price used will be $6.50. The first purchase and sale agreement relates to the acquisition by us an undivided 87.5% of the sellers’ working interest and an 82.5% net revenue interest in approximately 7,613 undeveloped acres located in McKenzie and Dunn Counties, North Dakota (with the acquired interest representing 6,661 net acres). The aggregate purchase price for these properties is approximately $31.3 million. Based on stock consideration of $20,895,423, the stock consideration would be between 3,799,168 shares (based on a value of $5.50 per share) and 3,214,681 shares (based on a value of $6.50 per share) of our common stock. The letter of intent and proposed second purchase and sale agreement relates to the acquisition by us an 87.5% working interest and an 80% net revenue interest in approximately 1,862 net acres in Williams County, North Dakota (with the acquired interest representing 1,629 net acres). The aggregate purchase price for these properties is expected to be approximately $7.3 million. Based on stock consideration of $4,887,304, the stock consideration would be between 888,605 shares of our common stock (based on a value of $5.50 per share) and 751,897 shares (based on a value of $6.50 per share). In addition to the execution of a definitive agreement for the second transaction for 1,629 net acres, the transactions remain subject to customary title diligence and purchase price adjustments for title defects, as well as other diligence. We expect to close the transaction relating to these properties under the first purchase and sale agreement on or prior to March 11, 2011. At each closing, we will enter into a participation agreement with a joint operating agreement designating us as the operator of these properties. We have also agreed, or will agree, to enter into a registration rights agreement with these sellers at closing relating to the resale of the shares of common stock received in this transaction. However, these sellers will agree not to sell the shares of common stock received by them for six months following the closing of these transactions;

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Bakken acquisition-Retamco—a purchase and sale agreement, entered into on January 13, 2011, relating to the acquisition by us of all of the working interest and an 80% net revenue interest in approximately 17,797 undeveloped net acres of oil and gas leases located in the Bakken formation in Montana and North Dakota. Pursuant to this agreement, as partial consideration for the oil and gas leases, we have agreed to issue to the seller, Retamco Operating, Inc., up to 2,669,513 shares of our common stock and approximately $1.8 million in cash. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. In addition, the seller, at its option, may elect to reduce the number of shares of our common stock payable as consideration by 400,542 shares and to take instead approximately $2.4 million that we paid as a deposit in connection with a separate transaction with the seller. We expect to close the transaction relating to these properties on or prior to February 28, 2011. We have agreed to enter into a registration rights agreement with this seller at closing relating to the resale of the shares of common stock received in this transaction;

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Niobrara acquisition-Retamco—a separate purchase and sale agreement with Retamco Operating, Inc. relating to the acquisition by us of all of the working interest and an 80% net revenue interest in approximately 9,809 undeveloped net acres of oil and gas leases located in the Niobrara basin in Wyoming. The purchase price for this transaction is approximately $24.0 million in cash. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. We expect to close the transaction relating to these properties on or prior to April 30, 2011. The closing of the transaction for these properties is not conditioned on the closing of the transaction relating to the seller’s Bakken formation properties; and

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Niobrara acquisition—an agreement to purchase all of the working interest and an 80% net revenue interest in approximately 31,827 undeveloped acres of oil and gas leases located in the Niobrara basin in Wyoming for approximately $28.6 million, including commissions. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. We expect to close the transaction relating to these properties on February 10, 2011. Pursuant to our agreements with the seller, the seller will have the option to reacquire 50% of the working interest acquired by us in these properties at the same purchase price paid by us within three months following the closing of this transaction.

The above referenced acquisitions are collectively referred to herein as the “Acquisitions”.

The following is a summary of our pending acquisitions acreage:

Williston Basin (Bakken / Three Forks)

State	County	Total Net Acres	% of GMX Acres in Basin	Total Net Wells on 1,280 Acre Spacing
North Dakota	Stark & Dunn	8,013	31%	25.0
	McKenzie	5,959	23%	18.6
	Williams / Sheridan(1)	2,909	11%	9.1
	Billings	1,503	6%	4.7
	Dunn	1,342	5%	4.2

Total North Dakota		19,726	76%	61.6

Montana	Richland	6,039	23%	18.9
	Wibaux	321	1%	1.0

Total Montana		6,360	24%	19.9

Total Williston Basin (Bakken / Three Forks)		26,086	100%	81.5

DJ Basin (Niobrara)

State	County	Total Net Acres	% of GMX Acres in Basin	Total Net Wells on 640 Acre Spacing
Wyoming	Laramie	21,785	52%	136.2
	Goshen	12,082	29%	75.5
	Platte	5,054	12%	31.6
	Laramie/Platte	2,716	7%	17.0

Total DJ Basin (Niobrara)		41,637	100%	260.3

Total Net Acres in Transactions		67,723		341.8

(1)	Includes 1,629 net acres subject to a letter of intent.

Bakken/Sanish-Three Forks. Our entry into the Williston Basin involves transactions, for approximately 26,087 total net acres in eight counties. The acreage is primarily in five distinct areas, all of which are within the Bakken ‘thermal maturity window’. The leases have a minimum 80% NRI and an average 80.8% NRI and are a mix of fee (freehold), state, and federal leases, all taken within the past 12 months. The leases have five-year primary terms and many of the fee leases have options to renew for five more years. The total acreage represents the potential for 81.5 net wells using four wells per 1,280-acre spaced units.

The Upper Devonian and Lower Mississippian Bakken Formation is an unconventional reservoir that produces oil from natural fracture systems. The Bakken Formation consists of three informal but distinct members that were deposited in an intra-cratonic basin: an organic-rich upper black shale that is up to 25 ft thick, an organic-poor middle grey-brown calcareous siltstone, sandstone or dolomitic limestone that is up to 85 ft thick, and a lower organic rich black shale similar to the upper member that is up to 50 ft thick. The upper and lower shale members contain significant volumes of type II oil-prone kerogen. Total organic carbon of the upper and lower members averages around 12% by weight. The total system is often described in conjunction with a ‘false Bakken’ hot shale located in the overlying Lodgepole formation, and the Sanish-Three Forks (“S3”) sandstone located right below the Bakken.

The five district areas within the Bakken “thermal maturity” window for our acreage consist of:

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Southeast McKenzie County, North Dakota (approximately 5,959 net acres), with both Middle Bakken (“MB”) and S3 targets with a total of 55’ to 120’ of estimated thickness. The McKenzie County acreage position has 18.6 net long lateral locations on 4 wells per 1,280 acre density and is in the Elk Horn-Little Knife Trend to the west of the Nesson-Little Knife Anticlines and to the east-northeast of the Billings Anticline. It represents an area of south-southeast extension out of the Rough Rider-Greater Williston activity by other companies.

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Stark County / Dunn County, North Dakota (approximately 8,653 net acres) offers a mix of MB and S3 Halo with 40’ to 105’ of thickness. Stark-Dunn position has 27 net long lateral locations with four wells per 1,280 acre density and is a further extension of the Elk Horn-Little Knife and Bailey Trends (or Heart River).

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Williams County / Sheridan County, North Dakota (approximately 2,909 net acres) represents 9.1 net long lateral locations with four wells per 1,280 acre density and are a northern extension of the Greater Williston or Rough Rider Trend that has seen extensive permitting ahead of recent success by other public companies. It is prospective for the Middle Bakken and Sanish-Three Forks intervals as lateral targets.

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Eastern Dunn County, North Dakota (approximately 702 net acres) offers locations prospective for MB and S3 with an estimated thickness range of 90’ to 135’. Dunn County positions have 2.1 net long lateral locations with four wells per 1,280 acre density and is a Middle Bakken extensional play from the Heart Butte Area. We believe it should be positioned similar to the Parshall Field trapped against the barrier of thermally immature Bakken Shale.

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Richland / Wibaux Counties, Montana (approximately 6,360 net acres) are virtually all S3 Halo with estimated 30’ to 60’ of thickness. The Richland / Wibaux Counties in Montana position has 19.9 net long lateral locations with four wells per 1,280 acre density that are virtually all within the Sanish-Three Forks halo with the thermally mature Upper Bakken sitting unconformably on the Sanish-Three Forks. We view it as a northwestern extension of the Lewis & Clark play.

In addition, Southern Billings County, North Dakota (approximately 1,503 net acres) offers S3 potential, with 4.7 net long lateral locations with 4 wells per 1,280 acre density that are prospective for the Sanish-Three Forks halo.

In addition to the cost of these acquisitions, we are budgeting capital expenditures in the Williston Basin to be $31.5 million in 2011 to establish a presence and begin our drilling program for the new Bakken properties (of which we expect to pay $16.6 million and $14.9 million in 2011 and 2012, respectively). Our plan is to drill 10,000’ laterals using one of our FlexRig beginning in the third quarter of 2011, and drilling continuously thereafter. Our initial acreage contains 81.5 net long lateral locations using four wells per 1,280 acre density. We plan to continue leasing and have successfully recruited experienced Bakken land staff, brokerage, and title teams to augment our current land staff capacities and competencies. We plan to join consortiums and create data sharing relationships with other operators in the basin. We have hired local consultants in the area to execute our initial plans. As we expand our development we intend to establish a GMXR field office in the area.

Niobrara- DJ Basin. Our entry into the Niobrara involves two transactions for approximately 41,637 net acres in southwestern Goshen, southeastern Platte and north central Laramie Counties in Wyoming with a minimum 80% NRI. One of the sellers has retained a 90-day option to reacquire 50% of our working interest (approximately 16,000 net acres) in these net acres at our initial cost. The fee leases generally have five year primary terms, and many have options to extend the lease another five years. Approximately 20% of the total net acres are new federal leases with 10 year terms. The 41,637 net acres provides GMXR with a development potential of 260 net wells using four wells per 640-acre unit.

The upper Cretaceous Niobrara Formation, an over-pressured fractured shale/chalk/limestone 300’ to 350’ thick reservoir, is the primary target for the play. Production varies from a nearly pure oil play in the north end where the Silo Field in Laramie County is less than 1 mcf/bbl to approximately 70% gas in the southern portion in the Wattenberg Field. The Silo Field was a vertical Niobrara play discovered in the early 1980’s that saw horizontal development in the early 1990’s move recoveries nearly ten-fold to around 225,000 barrels of oil per well even without the benefit of recent improvements in horizontal completion technologies. As an example, operators in the early 1990’s reported single stage stimulation treatments consisting of 30,000 barrels of water pumped with wax beads as diverting material. Some horizontal wells were simple open-hole completions.

Rebirth of this play’s potential has been framed by three wells of note. EOG Resources’ #2-1h Jake well in northern Weld County flowed an average 1,750 barrels of oil and 360 mcf per day for its first eight days from a 3,800 foot lateral in October 2009. The Jake produced more than 50,000 barrels of oil in its first 90 days. Noble Energy’s Gemini 1-99h (Wattenberg Field) produced 60,000 BOE in first 60 days with a projected 500,000 BOE EUR. SM Energy’s Atlas 1-19H well south of Silo Field produced 13,000 BOE while drilling using underbalanced drilling technique. The seven-day initial production average for the well was 1,075 boepd, and as of July 27, 2010, the well was reported making 500 BOE/day. This area represents the center of the oil window for the horizontal development, all positioned in the thermally mature area of the Niobrara in the DJ Basin. The position is bounded on the north by the North Platte River and Sybille Lineaments. The acreage is an area that is currently being developed by Chesapeake, EOG, Bill Barrett Corporation, Continental, Samson Oil & Gas and others. A significant portion of our position is within an area of a joint 3-D seismic shoot by Chesapeake and Samson. There are several new wells and active permitting by the above companies in this area.

In addition to the Niobrara, the project area contains two other targets that are known producers in the DJ. The Codell Sandstone formation (below the Niobrara) produced 30 million barrels of oil and 320 Bcf of gas in the Wattenberg Field. Also, the Sharon Springs Member of the Pierre Shale Formation (above the Niobrara) has produced in the Florence and Boulder Fields and has promise as an unconventional horizontal oil play.

In addition to the cost of these acquisitions, we are budgeting capital expenditures in the DJ Basin to be $53.6 million in 2011 to establish a presence and begin our drilling program (of which we expect to pay $29.5 million and $24.1 million in 2011 and 2012, respectively). We plan to continue leasing and have successfully recruited experienced land staff, brokerage, and title teams to augment its current competencies. Our operational plan is to deploy a third party rig in July 2011 to drill several vertical test wells down to 8,000 ’— 9,000’, to log and study the results, and when the sublease of one of our FlexRig3™ rig expires at the end of 2011, to have this rig winterized and then deploy it to drill 8,000’ — 9,000’ vertical and 5,000’ — 10,000’ lateral wells. We plan to continue leasing, participate in and/or initiate our own 3D seismic shoot, join consortiums and create data sharing relationships with other operators. We have hired local consultants in the area to execute our initial plans. As we expand our development we intend to establish a GMXR field office in the area.

We plan to continue to operate one FlexRig rig in the H/B Hz shale play, with expectations of drilling 10 wells and completing 12 wells in 2011. We are also exploring opportunities to joint venture with a non-operating partner to continue to develop our Haynesville/Bossier Shale acreage.

East Texas

As of December 31, 2010, we owned 414 gross (264 net) producing wells. In our East Texas core area 325 gross (net) wells are Cotton Valley Sands wells at depths of 8,000 to 12,000 feet and 45 gross (37 net) wells are productive in the shallower conventional Rodessa, Travis Peak, Hosston and Pettit formations in our core area, and 31 gross (30 net) Haynesville/Bossier Shale horizontal wells producing, and 5 gross (2.8 net) wells in Louisiana at year-end 2010. We have historically grown by developing in our core area with a high degree of drilling success and with low finding and development costs. “Finding and Development Costs” is defined in “Glossary of Oil and Gas Terms”. The Cotton Valley Sands is considered to be an unconventional natural gas resource that is pervasive throughout large areas, which explains our historical drilling success in this formation. At December 31, 2010, we had 319.3 Bcfe of proved reserves, which were 98% natural gas and 51% proved developed.

We presently are focusing a majority of our development efforts on the Haynesville/Bossier Shale areas. As of December 31, 2010, we have approximately 261 net proved and unproved Haynesville/Bossier Shale drilling locations (based on 80 acre well spacing) in Harrison and Panola Counties, Texas surrounded by our existing wells and other operators drilling Haynesville/Bossier Shale wells. We are continuing to see improving Haynesville/Bossier Shale results in East Texas, including Harrison County.

As of December 31, 2010, we had approximately 65,284 gross and 46,651 net acres in the Cotton Valley Sands formation, with over 100 undrilled Cotton Valley Sands horizontal drilling locations based on 80-acre spacing.

Our core area properties accounted for more than 98% of our total proved reserves at December 31, 2010, 93% of our total net acreage and 98% of our 2010 production.

We operate 183 wells or 45% of our core area gross wells that produced 83% of our oil and natural gas production, as of December 31, 2010. Average daily net operated plus non-operated production in 2010 was 44.5 MMcf of gas and 261 Bbls of oil. The producing lives of these fields are generally between 12 to 70 years with a majority of the gas produced in the first ten years. Cotton Valley Sands gas sold from the area has a high MMBtu content, which after processing, can result in a net price above average daily Henry Hub natural gas prices. Oil is sold separately at a slight discount to the average Sweet Crude oil price at Cushing, Oklahoma (the NYMEX delivery point), inclusive of deductions. The acreage in East Texas lies on the Sabine Uplift, a broad positive feature that acts as a structural trap for most reservoirs. Most of the reservoirs are shallow and deep marine sediments that tend to have tremendous aerial extent and substantial thicknesses. Natural gas and oil have been produced from 3,000 feet to 11,700 feet in our core area. Prior to shifting our focus to the Haynesville/Bossier Shale, the primary objective of our development was the Cotton Valley Sands, which occurs between 8,200 feet and 10,000 feet and contains multiple layers of sands containing natural gas. Due to the multiple layers and widespread deposition of these gas saturated layers, we have a very high success rate of finding commercial wells.

The following table sets forth the gross and net wells completed and brought to sales in our core area in 2010:

	Wells Completed 2010
	Gross	Net
Cotton Valley Sands Horizontal—Non-Operated	2.0	0.2
Haynesville/Bossier Shale Horizontal—Operated	19.0	18.1

Total	21.0	18.3

In early 2006, we drilled and completed 19 vertical Haynesville/Bossier Shale wells across our property base. The exploratory work found a gas rich unconventional reservoir below the Cotton Valley Sands. We determined from these tests that the reservoirs had consistent open hole log characteristics across all of our acreage in Harrison and Panola counties. We did extensive open hole logging, coring and a variety of completion methods that determined, in our view, a viable horizontal unconventional candidate. We subsequently joined the Core Laboratories Haynesville Gas Shale Consortium (with approximately 50 other E&P companies) to share technical data with other operators about horizontal shale development. In early 2008, several E&P companies achieved great success in Haynesville/Bossier Shale horizontal exploration near our properties. We determined the Haynesville/Bossier Shale horizontal potential on our properties to be of greater value than the Cotton Valley Sands and gathered the resources necessary to begin Haynesville/Bossier Shale horizontal development. We were also the first company to join the Core Laboratories Haynesville/Bossier Shale Consortium.

In 2010, we funded cash payments related to our drilling and development activity of $192.3 million in our core area with cash on hand at December 31, 2009 from the proceeds of a $86 million offering of 4.50%

convertible senior notes due 2015 in October 2009, a $104 million common stock offering in October 2009, the sale of a non-controlling, minority interest in Endeavor Gathering for $36 million in November 2009, and proceeds from borrowings on our revolving bank credit facility and cash flow from operations.

The following table sets forth our proved undeveloped locations in our core area as of December 31, 2010:

	Proved Undeveloped Locations
	Gross	Net
Haynesville / Bossier Shale Horizontal—Operated	35	33.2

Total	35	33.2

The pace of future development of this property will depend on availability of capital, future drilling and completion results, the general economic conditions of the energy industry and on the price we receive for the natural gas and crude oil produced. Additionally, in certain areas in which we own our interest jointly with PVOG, the pace of future development will depend on PVOG’s level of activity in those areas. Based on the joint development agreement, we have the ability to limit the number of rigs that PVOG operates in these areas and we have the ability to limit our participation in any PVOG well.

The number of wells we drill in 2011 will vary, and our potential capital expenditures may vary depending on the number of wells drilled, drilling and completion results and other factors. We have budgeted $123.8 million for capital expenditures in 2011 for Haynesville/Bossier Shale horizontal drilling, including $29.5 million of the completion of wells drilled in 2010, along with acreage acquisitions, new gathering systems infrastructure, other capital expenditures including capitalized interest and capitalized overhead. We plan on drilling approximately 10 horizontal wells in East Texas in 2011, all of which will be Haynesville/Bossier Shale horizontal wells. We will fund our drilling expenses primarily from cash on the balance sheet at December 31, 2010, internal cash flow, borrowings under our revolving bank credit facility, and debt and equity offerings.

Other Properties

We have approximately 2,400 gross (2,100 net) acres in the Waskom Field in Caddo parish in Louisiana with five gross (2.6 net) producing wells, three of which we operate. Total reserves and production from these areas represent less than 1% of our proved reserves and 2010 production.

Gas Gathering

We have, through our majority-owned subsidiary, Endeavor Gathering, gas gathering lines and compression equipment for gathering and delivery of natural gas from our core area that we operate. As of December 31, 2010, Endeavor Gathering had invested approximately $60 million in this gathering system, including the purchase of compressors and pipe inventory, which consisted of over 100 miles of gathering lines and 25,000 horsepower of compressors that collect and compress gas from approximately 99% of our operated gas production from wells in our core area. At year end 2010, this gas gathering system had takeaway capacity of 115 MMcf per day compared to our year end gross production volumes of 78.5 MMcfe per day. This system enables us to improve the control over our production and enhances our ability to obtain access to pipelines for ultimate sale of our gas. At present, Endeavor Gathering only gathers from wells in which we own an interest. Remaining gas is gathered by unrelated third parties. See “Business—Marketing.”

PVOG has installed and operates gathering facilities to each of the wells drilled and operated by PVOG in our jointly-owned areas. PVOG charges us a gathering fee of $0.10/MMBtu and actual cost of compression plus five percent for all gas gathered at the wellhead and redelivered to a central sales point. At year end 2010, the PVOG gathering system had takeaway capacity of 80 MMcf per day compared to production of 20.7 MMcf per day.

Diamond Blue Drilling

Our subsidiary, Diamond Blue, owns three drilling rigs that were laid down in 2009 due to the decline in natural gas prices and our long-term drilling. As of December 31, 2010, these rigs were classified as held for sale on our balance sheet and the Company’s intention is to sell the rigs in 2011.

Oil and Natural Gas Reserves

At December 31, 2010, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firms, MHA Petroleum Consultants, Inc. (“MHA”) and DeGolyer and MacNaughton (“D&M”), were approximately 319.3 Bcfe. As of December 31, 2010, D&M estimated our proved reserves related to the Haynesville/Bossier Shale to be 234.1 Bcfe, of which 79.1 Bcfe was proved developed reserves, and MHA estimated our remaining reserves related to other areas, including the Cotton Valley Sands, to be 85.2 Bcfe. An estimated 164.4 Bcfe is expected to be produced from existing wells and another 154.9 Bcfe is classified as proved undeveloped. Substantially all of our proved reserves relate to our Haynesville/Bossier Shale and Cotton Valley Sands development based on SEC rules. All of our proved undeveloped reserves are on locations that are adjacent to wells productive in the same formations.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which was effective for reporting 2009 reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. We adopted the guidance as of December 31, 2009 in conjunction with our 2009 and 2010 reserve reports as a change in accounting principle. Under the SEC’s final rule, 2008 reserves were not restated. The primary impacts of the SEC’s final rule on the fiscal years ended 2009 and 2010 included the use of the twelve-month average of the first-day-of-the-month reference prices and a five year limitation on proved undeveloped locations.

The following table shows the estimated net quantities of our proved reserves as of the dates indicated and the Estimated Future Net Revenues and Present Values attributable to total proved reserves at December 31. All of our proved reserves are located in the United States:

	2008	2009	2010
Proved Developed:
Gas (Bcf)	150.6	124.6	157.1
Oil (MMBbls)	1.9	1.4	1.2
Total (Bcfe)	162.1	133.3	164.3
Proved Undeveloped:
Gas (Bcf)	284.7	208.6	154.9
Oil (MMBbls)	3.1	2.3	—
Total (Bcfe)	303.2	222.0	154.9
Total Proved:
Gas (Bcf)	435.3	333.2	312.0
Oil (MMBbls)	5.0	3.7	1.2
Total (Bcfe)	465.3	355.3	319.3
Estimated Future Net Revenues(1) ($MM)	$825.2	$625.7	$692.7
Present Value(1) ($MM)	$280.7	$188.6	$249.9
Standardized Measure(1) ($MM)	$228.8	$188.6	$249.9

(1)

For 2008, prices used in calculating Estimated Future Net Revenues and the Present Value were determined using prices as of period end. For 2009 and 2010, prices used for Estimated Future Net Revenues and the Present Value are an average first-day of the month price for the last 12 months in accordance with recent amendments to Regulations S-K and S-X of the SEC. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues. The Present Value, or PV-10, represents the estimated future net cash flows attributable to our estimated proved oil and gas reserves before income tax, discounted at 10%. PV-10 may be considered a non-GAAP financial measure as defined by the SEC. We believe that the Estimated Future Net Revenue and Present Value are useful measures in addition to the standardized measure as it assists in both the determination of future cash flows of the current reserves as well as in making relative value comparisons among peer companies. See “Note N—Supplemental Information on Oil and Natural Gas Operations” in our consolidated financial statements for information about the standardized measure of discounted future net cash flows. The standardized measure is dependent on the unique tax situation of each individual company, while the pre-tax Present Value is based on prices and discount factors that are consistent from company to company. We also understand that securities analysts use this measure in similar ways.

Proved oil and natural gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves. Crude oil and natural gas engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered.

In accordance with the guidelines of the SEC, our independent reserve engineer’s estimates of future net revenues from our properties, and the PV-10 and standardized measure thereof, were determined to be economically producible under existing economic conditions, which requires the use of the 12-month average price for each product, calculated as the unweighted arithmetic average of the first-day-of-the-month price for the period January through December, except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. For 2009 and 2010, the average prices used in such estimates were $3.87 and $4.38 per MMbtu of natural gas and $61.19 and $79.43 per Bbl of crude oil, respectively. These prices do not include the impact of hedging transactions, nor do they include applicable transportation and quality differentials, nor price differentials between natural gas liquids and oil, which are deducted from or added to the index prices on a well by well basis.

The following table shows our total 2009 and 2010 proved reserves by area:

Proved Reserves—2009 SEC Pricing

Area	Oil (MMBbl)	Natural Gas (Bcf)	Total (Bcfe)	% Proved Developed	PV-10 ($ in millions)
Cotton Valley Sands & Other	3.7	307.3	329.4	33%	$155.8
Haynesville/Bossier Shale	—	25.9	25.9	91%	$32.8

Total	3.7	333.2	355.3	37%	$188.6

Proved Reserves—2010 SEC Pricing

Area	Oil (MMBbl)	Natural Gas (Bcf)	Total (Bcfe)	% Proved Developed	PV-10 ($ in millions)
Cotton Valley Sands & Other	1.2	77.8	85.2	100%	$98.0
Haynesville/Bossier Shale	—	234.1	234.1	34%	$151.9

Total	1.2	311.9	319.3	51%	$249.9

The amendments to Regulations S-K and S-X of the SEC also revised the guidelines for reporting proved undeveloped reserves. Reserves may be classified as proved undeveloped if there is a high degree of confidence that the quantities will be recovered, and they are scheduled to be drilled within five years of their initial inclusion as proved reserves, unless specific circumstances justify a longer time. In addition, proved undeveloped reserves may be estimated through the use of reliable technology in addition to flow tests and production history.

Approximately 49% of our proved reserves are undeveloped under the new SEC rules. At the end of 2009, we, like other operators, reviewed all our existing proved undeveloped reserves in light of the SEC’s new five-year rule and decided to remove proved undeveloped reserves in the Cotton Valley Sands where we had 30% working interests in non-operated locations. At December 31, 2010, due to the drilling opportunities we have in the Haynesville/Bossier Shale and now in the oil resource plays of the Bakken and Niobrara, we do not believe we will develop our remaining Cotton Valley Sands proved undeveloped locations within the SEC’s five-year rule. None of these Cotton Valley Sands locations were actually beyond the five-year limit, but would have presented scheduling and capital priority issues under the new SEC guidelines going forward, especially in the context of our focus on the Haynesville/Bossier Shale, Bakken, and Niobrara drilling opportunities. We still believe the removed Cotton Valley Sands locations to be geologically and economically viable. If the price environment should change for the better, we would consider accelerating this development. The determination, as of December 31, 2009, to remove the 30% working interests in non-operated Cotton Valley Sands undeveloped locations resulted in the reduction of proved reserves by 53 Bcfe. The determination, as of December 31, 2010, to remove the remaining Cotton Valley Sands locations resulted in the reduction of proved reserves by 219.6 Bcfe. The remaining proved undeveloped reserves correspond to Haynesville/Bossier Shale horizontal drilling locations in our core area that are planned to be drilled within the next five years. The quantity and value of our proved undeveloped Haynesville/Bossier Shale reserves are dependent upon our ability to fund the associated development costs, which were estimated to be $269.8 million in the aggregate as of December 31, 2010. The estimated future development costs do not include exploration costs related to our Bakken, Niobrara and Haynesville/Bossier Shale drilling programs, which are estimated to be in the range of $175 million to $200 million per year, based on a one rig drilling program in each of the three areas. We have examined all sources of available funding, including our expected operating cash flows, availability under our revolving bank credit facility, and potential future debt and equity issuances, and we are reasonably certain that we will be able to fund the necessary development costs for our proved undeveloped reserves over the next five years.

Our estimates of proved reserves, related future net revenues and PV-10 at December 31, 2008, 2009 and estimates of our Cotton Valley Sands development reserves at December 31, 2010 were prepared by our independent petroleum consultant, MHA, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC. The primary person responsible for the reserve estimates prepared by MHA is Mr. John Arsenault. Mr. Arsenault is a Vice President with MHA and has approximately 25 years of direct industry engineering experience, 11 of which have been specifically related to reserves estimation. He obtained a B. Sc. in Petroleum Engineering from the Colorado School of Mines in 1985 and is a member of the Society of Petroleum Engineers.

Our estimates of proved reserves and related future net revenues and PV-10 at December 31, 2010 with respect to our Haynesville/ Bossier Shale reserves are based on reports prepared by D&M, our independent reserve engineer, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and current guidelines established by the SEC. D&M is a Delaware corporation with offices in Dallas, Houston, Calgary and Moscow. The firm’s more than 100 professionals include engineers, geologists, geophysicists, petrophysicists and economists engaged in the appraisal of oil and gas properties, evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. These services have been provided for over 70 years. D&M restricts its activities exclusively to consultation; it does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The Senior Vice President at D&M primarily responsible for overseeing the preparation of the reserve estimates is a Registered Petroleum Engineer in the State of Texas with more than 36 years of experience in oil and gas reservoir studies and reserve evaluations. He graduated with a Bachelor of Science degree in Petroleum Engineering from Texas A&M University in 1974 and he is a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists. The firm is a Texas Registered Engineering Firm.

Technology used to establish proved reserves

Under the new SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

In order to establish reasonable certainty with respect to our estimated proved reserves, D&M and MHA employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity.

Internal controls over reserves estimation process.

Our policies and practices regarding internal control over the estimating of reserves are structured to objectively and accurately estimate our oil and natural gas reserves quantities and present values in compliance with the SEC’s regulations and U.S. Generally Accepted Accounting Principles. We maintain an internal staff of petroleum engineers and geosciences professionals who work closely with our independent petroleum consultant and our independent reserve engineer to ensure the integrity, accuracy and timeliness of data furnished to MHA and to D&M in their reserves estimation process. Inputs to our reserves estimation process are based on historical results for production history, oil and natural gas prices, lease operating expenses, development costs, ownership interest and other required data. Our technical team meets regularly with representatives of MHA and D&M to review properties and discuss methods and assumptions used in MHA’s and D&M’s preparation of the year-end reserves estimates. While we have no formal committee specifically designated to review reserves reporting and the reserves estimation process, our senior management reviews and approves the MHA and D&M reserve reports and any internally estimated significant changes to our proved reserves on a timely basis. We anticipate that our Audit Committee will conduct a similar review on an annual basis.

Our Vice President—Geosciences, Timothy Benton, was the technical person within the Company primarily responsible for overseeing the preparation of our year-end 2010 reserves estimates. Mr. Benton has over 30 years of industry experience in engineering and reservoir evaluations. He is a Registered Professional Engineer in the state of Oklahoma, a member of the Society of Petrophysics & Well Log Analysts and a member of the Society of Petroleum Engineers. Mr. Benton reports directly to our Chief Executive Officer and our President.

No estimates of our proved reserves comparable to those included in this report have been included in reports to any federal agency other than the SEC.

Costs Incurred

The following table shows certain information regarding the costs incurred by us in our acquisition, exploration, and development activities during the periods indicated.

	2008	2009	2010
	(in thousands)
Development and exploration costs:
Development drilling	$183,081	$14,202	$7,727
Exploratory drilling	15,943	116,250	164,241
Tubular and other drilling inventories	39,773	1,697	3,166
Asset retirement obligation	2,407	565	706

	241,204	132,714	175,840

Acquisition:
Proved	23,246	6,881	3,884
Unproved	26,236	11,450	8,149

	49,482	18,331	12,033

Total	$290,686	$151,045	$187,873

The exploratory drilling costs of $15.9 million, $116.2 million, and $164.2 million in 2008, 2009, and 2010, respectively, relate to our Haynesville/Bossier Shale drilling. As of December 31, 2010, we had drilled and completed 31 successful horizontal Haynesville/Bossier Shale wells, respectively, with production profiles that support our strategy of continued and focused development of this play.

Oil and Natural Gas Production, Production Prices and Production Costs

Drilling Results

We drilled or participated in the drilling of wells as set out in the table below for the periods indicated. The table was completed based upon the date drilling commenced. You should not consider the results of prior drilling activities as necessarily indicative of future performance, nor should you assume that there is necessarily any correlation between the number of productive wells drilled and the oil and natural gas reserves generated by those wells. All of the following wells were drilled in the United States.

	Year Ended December 31,
	2008		2009		2010
	Gross	Net	Gross	Net	Gross	Net
Development wells:
Natural Gas	89.0	59.2	6.0	6.0	1	1
Exploratory wells:
Natural Gas	1.0	1.0	11.0	10.94	18	17

Total	90.0	60.2	17.0	16.94	19	18

As of December 31, 2009 and 2010, we had two Haynesville/Bossier Shale horizontal wells drilling that are not included in the table above.

Acreage

The following table shows our developed and undeveloped oil and natural gas lease and mineral acreage as of December 31, 2010.

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
East Texas	42,071	27,200	25,687	20,562	67,758	47,762
Other (United States)	320	240	—	—	320	240

Total	42,391	27,440	25,687	20,562	68,078	48,002

We have approximately 226 net potential undrilled Haynesville/Bossier Shale locations in central and eastern Harrison and Panola counties in East Texas that are near acreage actively being drilled by other operators.

Title to oil and natural gas acreage is often complex. Landowners may have subdivided interests in the mineral estate. Oil and natural gas companies frequently subdivide the leasehold estate to spread drilling risk and often create overriding royalties. When we purchased the properties, the purchase included title opinions prepared by counsel analyzing mineral ownership in each well drilled. Further, for each producing well there is a division order signed by the current recipients of payments from production stipulating their assent to the fraction of the revenues they receive. We obtain similar title opinions with respect to each new well drilled. While these practices, which are common in the industry, do not assure that there will be no claims against title to the wells or the associated revenues, we believe that we are within normal and prudent industry practices. Because many of the properties in our current portfolio were purchased out of bankruptcy in 1998, we have the advantage that any known or unknown liens against the properties were cleared in the bankruptcy.

Productive Well Summary

The following table shows our ownership in productive wells as of December 31, 2010. Gross oil and natural gas wells include wells with multiple completions. Wells with multiple completions are counted only once for purposes of the following table.

	Productive Wells
	Gross	Net
Natural gas	392.0	246.6
Oil	22.0	17.2

Total	414.0	263.8

Substantially all of our productive wells are related to our Cotton Valley Sands development.

Facilities

As of December 31, 2010, we leased 32,458 square feet in Oklahoma City, Oklahoma for our corporate headquarters. The annual rental cost is approximately $487,000. We also lease approximately 2,500 square feet of office space in Marshall, Texas used primarily for land field operations. The annual rent is approximately $27,000.

We own a 50-acre operations field yard approximately seven miles southeast of Marshall, Texas that has approximately 21,500 square feet of office and warehouse space. We also own 48 acres on which our gas gathering sales point is located. In addition, we own 100 acres for expansion of our field operations near Marshall, Texas. In 2008, we opened a second field office of approximately 2,400 square feet dedicated to land operations situated on 14 acres approximately two miles from the operations field yard.

Employees

As of December 31, 2010, we had 109 full-time employees. This compares to 95 full-time employees at December 31, 2009, We also use a number of independent contractors to assist in land and field operations. We believe our relations with our employees are satisfactory. Our employees are not covered by a collective bargaining agreement.

Marketing

Our ability to market oil and natural gas often depends on factors beyond our control. The potential effects of governmental regulation and market factors, including alternative domestic and imported energy sources, available pipeline capacity, and general market conditions, are not entirely predictable.

Natural Gas. Natural gas is generally sold pursuant to individually negotiated gas purchase contracts, which vary in length from spot market sales of a single day to term agreements that may extend several years. Customers who purchase natural gas include marketing affiliates of the major oil and gas companies, pipeline companies, natural gas marketing companies, and a variety of commercial and public authorities, industrial, and institutional end-users who ultimately consume the gas. Gas purchase contracts define the terms and conditions unique to each of these sales. The price received for natural gas sold on the spot market may vary daily, reflecting changing market conditions. The deliverability and price of natural gas are subject to both governmental regulation and supply and demand forces.

Substantially all of our gas from our East Texas company-operated wells is initially sold to our wholly owned subsidiary, Endeavor Pipeline, which in turn sells gas to unrelated third parties. All of our gas is currently sold under contracts providing for market sensitive terms that are terminable with 30-60 day notice by either party without penalty. This means that we both enjoy the benefits of high prices in increasing price markets and suffer the impact of low prices when gas prices decline. In addition, PVOG markets 100% of the gas produced from wells operated by PVOG in areas we jointly own. A subsidiary of PVOG charges us a marketing fee of 1% of the sales proceeds subject to certain price caps for oil and natural gas sold on our behalf in areas we jointly own.

Crude Oil. Oil produced from our properties is sold at the prevailing field price to one or more of a number of unaffiliated purchasers in the area. Generally, purchase contracts for the sale of oil are cancelable on 30 days’ notice. The price paid by these purchasers is an established market or “posted” price that is offered to all producers.

In June 2009 we entered into a firm sales agreement for 15,000 MMBtu per day increasing to 100,000 MMBtu per day through May 2014 at a price equal to the NGPL Tx-Ok index minus $0.02 per MMBtu. If we do not deliver physical gas, we have to pay a $0.02 per MMBtu deficiency fee on volumes not delivered. We sell a comingled package of gas owned by GMXR, other working interest owners, and royalty owners under this agreement.

On February 1, 2010 we began shipping gas from east Texas to Perryville, Louisiana on the Regency pipeline under a 10 year firm transportation agreement in which we reserved 50,000 MMBtu per day of firm capacity; we pay a demand fee of $0.30 per MMBtu per day, and pay variable shipping fees equal to $0.05 per MMBtu plus the pipeline retains 1.0% fuel on volumes of gas that flow under our firm agreement. We ship a comingled package of gas owned by GMXR, other working interest owners, and royalty owners under this agreement.

On February 1, 2010 as we began shipping gas on the Regency pipeline, we also began shipping gas on Gulf States pipeline under a 10 year firm transportation agreement in which we reserved 35,000 MMBtu per day of firm capacity; we pay a demand fee of $0.0151 per MMBtu per day, and pay variable shipping fees equal to $0.0019 per MMBtu; there is no fuel retained by the pipeline under our firm agreement. We ship a comingled package of gas owned by GMXR, other working interest owners, and royalty owners under this agreement.

In 2010, our largest purchaser of natural gas was Texla Energy Management, Inc. which accounted for over 53% of total natural gas sales. In 2009, our largest purchaser of crude oil was Sunoco, Inc. which accounted for 52% of crude oil sales. We do not believe that the loss of any of our purchasers would have a material adverse affect on our operations as there are other purchasers active in the market.

Competition

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which could adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

At various times, we have and may continue to experience occasional or prolonged shortages or unavailability of drilling rigs, drill pipe and other material used in oil and natural gas drilling. Such unavailability could result in increased costs, delays in timing of anticipated development or cause interests in undeveloped oil and natural gas leases to lapse.

Regulation

Exploration and Production. The exploration, production and sale of oil and natural gas are subject to various types of local, state and federal laws and regulations. These laws and regulations govern a wide range of matters, including the drilling and spacing of wells, allowable rates of production, restoration of surface areas, plugging and abandonment of wells and requirements for the operation of wells. Our operations are also subject to various conservation requirements. These include the regulation of the size and shape of drilling and spacing units or proration units and the density of wells that may be drilled and the unitization or pooling of oil and natural gas properties. In this regard, some states allow forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. All of these regulations may adversely affect the rate at which wells produce oil and natural gas and the number of wells we may drill. All statements in this report about the number of locations or wells reflect current laws and regulations.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental, Health and Safety Matters. We are subject to various federal, regional, state and local laws and regulations governing health and safety, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may, among other things, require the acquisition of permits to conduct exploration, drilling and production operations; govern the amounts and types of substances that may be released into the environment in connection with oil and gas drilling and production; restrict the way we handle or dispose of our materials and wastes; limit or prohibit construction or drilling activities in sensitive areas such as wetlands, wilderness areas or areas inhabited by endangered or threatened species; require investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and impose obligations to reclaim any abandoned well sites and pits. These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Compliance with these laws and regulations requires expenditures of time and financial resources, and failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas. While we believe that compliance with current requirements will not have a material adverse effect on our financial condition or results of operations, there is no assurance that changes in environmental requirements for the interpretation or enforcement of them will not have a material adverse effect.

Natural gas, oil or other pollutants, including salt water brine, may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and sudden discharges from damage or explosion at natural gas facilities or oil and natural gas wells. Discharged hydrocarbons may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities. Accidental releases or spills of substances may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damage to property, natural resources or persons.

Additionally, federal and state legislatures and government agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly compliance, waste handling, disposal, cleanup and remediation requirements for the oil and gas industry could have a significant impact on our operating costs. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, emissions or remediation requirements could have a material adverse effect on our operations and financial position. We may be unable to pass on such increased compliance costs to our customers.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

The federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “superfund law,” imposes liability, often regardless of fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the present and past owner or operator of a disposal site or sites where the release occurred or sites affected by the release, and persons that dispose or arrange for disposal of hazardous substances. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and severable liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Many states have analogous programs assigning liability for the release of hazardous substances. We could be subject to the liability under CERCLA or state analogues because our drilling and production activities generate waste that may be subject to classification as hazardous substances under CERCLA.

The federal Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating and waste handling requirements, and imposes liability for failure to meet such requirements, on a person who is a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state-law counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA’s requirements because our operations generate exempt quantities of hazardous wastes. However, at various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, could increase the volume of hazardous waste we are required to manage and dispose of and could cause us to incur increased operating expenses.

The federal Water Pollution Control Act of 1972, as amended (“Clean Water Act”), and analogous state laws, impose restrictions and strict controls regarding the discharge of pollutants into certain water bodies. Pursuant to the Clean Water Act and analogous state laws, permits must be obtained to discharge pollutants into waters of the United States or, under state law, state surface or subsurface waters. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of a permit issued by the EPA or the analogous state agency. Spill prevention, control and countermeasure requirements under federal law require appropriate operating protocols including containment berms and similar structures to help prevent the contamination of regulated waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities or during construction activities.

Our operations employ hydraulic fracturing techniques to stimulate natural gas production from unconventional geological formations, which entails the injection of pressurized fracturing fluids (consisting of water, sand and certain chemicals) into a well bore. The federal Energy Policy Act of 2005 amended the Underground Injection Control (“UIC”) provisions of the federal Safe Drinking Water Act (“SDWA”) to exclude hydraulic fracturing from the definition of “underground injection” under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the SDWA to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Similar legislation could be introduced in the current session of Congress, which commenced on January 3, 2011. Scrutiny of hydraulic fracturing activities continues in other ways, with the EPA having commenced a study of the potential environmental impacts of hydraulic fracturing, the results of which are anticipated to be available by late 2012. Last year, a committee of the U.S. House of Representatives commenced investigations into hydraulic fracturing practices. The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. For example, New York has imposed a de facto moratorium on the issuance of permits for certain hydraulic fracturing practices until an environmental review and potential new regulations are finalized, which will at the earliest be July 31, 2011. Significant controversy has surrounded drilling operations in Pennsylvania. Wyoming has adopted legislation requiring drilling operators conducting hydraulic fracturing activities in that state to publicly disclose the chemicals used in the fracturing process, and Colorado requires recordkeeping and disclosure of fracturing fluid constituents to officials in certain circumstances. Our operations are concentrated largely in Texas and Louisiana and we do not currently have operations on federal lands or in the states where the most stringent proposals have been advanced. However, if new federal or state laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities, make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business. It is also possible that our drilling and injection operations could adversely affect the environment, which could result in a requirement to perform investigations or clean-ups or in the incurrence of other unexpected material costs or liabilities.

The Oil Pollution Act of 1990, as amended (“OPA”), which amends the Clean Water Act, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect regulated waters.

The Federal Clean Air Act, as amended (“Clean Air Act”), and state air pollution permitting laws, restrict the emission of air pollutants from many sources, including processing plants and compressor stations and potentially from our drilling and production operations, and as a result affects oil and natural gas operations. We may be required to incur compliance costs or capital expenditures for existing or new facilities to remain in compliance. In addition, more stringent regulations governing emissions of air pollutants, including greenhouse gases such as methane (a component of natural gas) and carbon dioxide (“CO2”) are being developed by the federal government, and may increase the costs of compliance for some facilities or the cost of transportation or processing of produced oil and gas which may affect our operating costs. Obtaining permits has the potential to delay the development of oil and natural gas projects. While we may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues, we do not believe, based on current law, that such requirements will have a material adverse effect on our operations.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases from industrial and energy sources contribute to increases of carbon dioxide levels in the earth’s atmosphere and oceans and cause global warming, effects on climate, and other environmental effects and therefore present an endangerment to public health and the environment, the EPA has adopted various regulations under the federal Clean Air Act addressing emissions of greenhouse gases that may affect the oil and gas industry. On November 8, 2010, the EPA finalized rules expanding its Mandatory Greenhouse Gas Reporting Rule, originally promulgated in October 2009, to be applicable to the oil and natural gas industry, including certain onshore oil and natural gas production activities, which may affect certain of our existing or future operations and require the inventory and reporting of emissions. In addition, EPA has taken the position that existing Clean Air Act provisions require an assessment of greenhouse gas emissions within the permitting process for certain large new or modified stationary sources under EPA’s Prevention of Significant Deterioration (“PSD”) and Title V permit programs beginning in 2011. Facilities triggering permit requirements may be required to reduce greenhouse gas emissions consistent with “best available control technology” standards if deemed to be cost-effective. Such changes will affect state air permitting programs in states that administer the federal Clean Air Act under a delegation of authority, including states in which we have operations. In the last Congress, numerous legislative measures were introduced that would have imposed restrictions or costs on greenhouse gas emissions, including from the oil and gas industry. It is uncertain whether similar measures will be introduced in, or passed by, the new Congress which convened in January 2011. In addition, the United States has been involved in international negotiations regarding greenhouse gas reductions under the United Nations Framework Convention on Climate Change. In addition, certain U.S. states or regional coalitions of states have adopted measures regulating or limiting greenhouse gases from certain sources or have adopted policies seeking to reduce overall emissions of greenhouse gases. The adoption and implementation of any international treaty, of federal or state legislation or regulations, imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to comply with such requirements and possibly require the reduction or limitation of emissions of greenhouse gases associated with our operations and other sources within the industrial or energy sectors. Such legislation or regulations could adversely affect demand for the oil and natural gas we produce or the cost of transportation and processing our products. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases may produce changes in climate or weather, such as increased frequency and severity of storms, floods and other climatic events, which if any such effects were to occur, could have adverse physical effects on our exploration and production operations or associated infrastructure or disrupt markets for our products.

The federal Endangered Species Act, as amended (“ESA”), and comparable state laws, may restrict activities that affect endangered and threatened species or their habitats. Some of our facilities may be located in areas that are designated as habitat for endangered or threatened species. The designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state laws, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. These laws and provisions of CERCLA require reporting of spills and releases of hazardous chemicals in certain situations.

We do not believe that our environmental, health and safety risks will be materially different from those of comparable U.S. companies in the oil and natural gas industry. Nevertheless, there can be no assurance that such environmental, health and safety laws and regulations will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect our capital expenditures, financial condition and results of operations.

In accordance with industry practice, we maintain insurance against some, but not all, potential operating losses including environmental liabilities, and some environmental risks generally are not fully insurable. For some operating risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. If a significant operating accident or other event occurs and is not fully covered by insurance, it could adversely affect the profitability or viability of the Company.

In addition, because we have acquired and may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

Natural Gas Marketing and Transportation. Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive federal and state regulation. From 1985 to the present, several major regulatory changes have been implemented by Congress and the Federal Energy Regulatory Commission (“FERC”). The FERC regulates interstate natural gas transportation rates, and terms and conditions of service, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. Beginning in 1992, the FERC issued a series of orders, beginning with Order No. 636, to implement its open access policies. As a result, the interstate pipelines’ traditional role of providing the sale and transportation of natural gas as a single service has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC’s pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting.

In addition, the FERC is continually proposing and implementing new rules affecting segments of the natural gas industry, most notably interstate natural gas transmission companies, that remain subject to FERC’s jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation.

The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach established by the FERC under Order No. 637 will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers with which we compete.

The price at which we sell natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to our physical sales of these energy commodities, we are required to observe anti-market manipulation laws and related regulations enforced by the FERC, the Commodity Futures Trading Commission, or the CFTC and/or the Federal Trade Commission, or the FTC. Please see below the discussion of “Other Federal Laws and Regulations Affecting Our Industry—Energy Policy Act of 2005.” Should we violate the anti-market manipulation laws and regulations, we could also be subject to related third party damage claims by, among others, sellers, royalty owners and taxing authorities.

Crude Oil Marketing and Transportation. Our sales of crude oil and condensate are currently not regulated and are made at market prices. Nevertheless, Congress could reenact price controls in the future.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is materially different from those of our competitors who are similarly situated.

Further, intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.

Other Federal Laws and Regulations Affecting Our Industry

Energy Policy Act of 2005. On August 8, 2005, President Bush signed into law the Energy Policy Act of 2005, or the EPAct 2005. Among other matters, EPAct 2005 amends the NGA to add an anti-manipulation provision which makes it unlawful for any entity to engage in prohibited behavior prescribed by the FERC. EPAct 2005 also provides the FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases the FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, the FERC issued Order No. 670, a rule implementing the anti-manipulation provision of EPAct 2005. The rule makes it unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, (1) to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act, practice, or course of business that operates as a fraud or deceit upon any person. The anti-manipulation rules do not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but do apply to activities of gas pipelines and storage companies that provide interstate services, such as Section 311 service, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704. The anti-manipulation rules and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority. Should we fail to comply with all applicable FERC administered statutes, rules, regulations, and orders, we could be subject to substantial penalties and fines.

FTC Anti-Manipulation Rule. Effective November 4, 2009, pursuant to the Energy Independence and Security Act of 2007, the FTC issued a rule prohibiting market manipulation in the petroleum industry. The FTC rule prohibits any person, directly or indirectly, in connection with the purchase or sale of crude oil, gasoline or petroleum distillates at wholesale from: (a) knowingly engaging in any act, practice or course of business, including the making of any untrue statement of material fact, that operates or would operate as a fraud or deceit upon any person; or (b) intentionally failing to state a material fact that under the circumstances renders a statement made by such person misleading, provided that such omission distorts or is likely to distort market conditions for any such product. A violation of this rule may result in civil penalties of up to $1 million per day per violation, in addition to any applicable penalty under the Federal Trade Commission Act.

Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC and the courts. We cannot predict the ultimate impact of these or the above regulatory changes to our natural gas operations. We do not believe that we would be affected by any such action materially differently than similarly situated competitors.

MANAGEMENT

Executive Officers and Directors

Our current executive officers and directors are named below:

Name	Age	Position
Ken L. Kenworthy, Jr.	54	Chief Executive Officer, Chairman and Director
Michael J. Rohleder	54	President
James A. Merrill	42	Chief Financial Officer, Secretary and Treasurer
Gary D. Jackson	60	Vice President, Land
Timothy L. Benton	54	Vice President, Geosciences
Harry C. Stahel, Jr.	47	Vice President, Finance
T.J. Boismier	75	Director
Thomas G. Casso	52	Director
Michael G. Cook	65	Director
Steven Craig	53	Director
Ken L. Kenworthy, Sr.	74	Director
Jon W. “Tucker” McHugh	65	Director

Ken L. Kenworthy, Jr. is a co-founder of GMX and has been Chairman and Chief Executive Officer since the Company’s inception in 1998. Mr. Kenworthy, Jr. also served as the Company’s President from the Company’s inception in 1998 until his resignation from such position effective June 1, 2009. Prior to the founding of GMX, in 1982 he founded OEXCO Inc., a privately held oil and gas company, which he managed until 1995 when the company was sold. From 1995 until he founded GMX in 1998, Mr. Kenworthy, Jr. was a private investor. From 1980 to 1984, he was a partner in Hunt-Kenworthy Exploration which was formed to share drilling and exploration opportunities in different geological regions. Prior to 1980, he held various geology positions with Lone Star Exploration (also known as Ensearch Exploration), Cities Service Gas Co., Nova Energy, and Berry Petroleum Corporation. He also served as a director of Nichols Hills Bank, a commercial bank in Oklahoma City, Oklahoma for ten years before it was sold in 1996 to what is now Bank of America. He has been a member of the American Association of Petroleum Geologists for 33 years.

Michael J. Rohleder became our President in June 2009. Prior to being named to that position, Mr. Rohleder was employed by the Company as its Executive Vice President, Corporate Development and Investor Relations, a position he had held since joining the Company in March 2008. Prior to joining the Company, Mr. Rohleder served as the Sr. Vice President of Worldwide Sales and Marketing for ON Semiconductor, a semiconductor manufacturer (formerly the Motorola Semiconductor Components Division). From 1991 to 1999 he was CEO of MEMEC North America, which was a division of VEBA AG. During his tenure at MEMEC, the company grew from $18 million in annual sales to over $2.5 billion.

James A. Merrill became our Chief Financial Officer, Secretary and Treasurer in February 2008. Prior to being named to such positions, Mr. Merrill was employed by the Company as its Controller, a position he had held since joining the Company in August 2006. Prior to such time, Mr. Merrill was Controller of National American Insurance Company from 1998 to 2006. National American is a privately-held multi-state property and casualty insurer based in Chandler, Oklahoma, which had net written premiums of $65 million in 2006. Prior to that time, Mr. Merrill was employed by Deloitte & Touche LLP. Mr. Merrill is a certified public accountant and has bachelor’s degrees in finance and accounting from the University of Oklahoma.

Gary D. Jackson became our Vice President, Land in 2005. During 2004 and 2005 prior to joining the Company, he was an independent petroleum landman, performing and directing contract land services for other oil and gas companies for CLS Group, Edmond, Oklahoma. Prior to that time, he was President of SAI Consulting, which provided professional services for oil and gas and natural resources asset acquisition and management.

Timothy L. Benton became our Vice President, Geosciences in June 2009. Prior to such appointment, Mr. Benton had been responsible for the engineering and geological characterization work relating to our assets since 2005. Before joining the Company, Mr. Benton worked in reservoir, completion and production positions with Gulf Oil Corporation, Texas Pacific Oil Company, Long, Atteberry & Associates and as an independent consultant. Mr. Benton is a Registered Professional Engineer in the State of Oklahoma. He has a bachelor’s degree in petroleum engineering from the University of Oklahoma.

Harry C. Stahel, Jr. became our Vice President, Finance in June 2009. Prior to joining the Company, Mr. Stahel was Director of Business Development Finance for Enogex LLC (a gas gathering and transportation company owned by OGE Energy Corp.) since 2003. From 1991 to 2003, Mr. Stahel served in many roles at Aquila Inc. including Director of Finance in London, and Director of Finance working on domestic business projects. Prior to that time, Mr. Stahel spent five years in public accounting and is a certified public accountant. Mr. Stahel received his bachelor’s degree in finance from Washington and Lee University.

T. J. Boismier is founder, President and Chief Executive Officer of T. J. Boismier Co., Inc., a privately held mechanical contracting company in Oklahoma City, Oklahoma, which designs and installs plumbing, heating, air conditioning and utility systems in commercial buildings, a position he has held since 1961. He became a director in February 2001 simultaneously with the completion of the Company’s initial public offering.

Thomas G. Casso became a director of the Company in April 2010. Mr. Casso presently serves as a senior officer of Toni Brattin & Co., Inc., a privately held international marketing firm. He previously served as the Executive Director of the Catholic Foundation of Oklahoma, a philanthropic foundation supporting the Archdiocese of Oklahoma City, from 2005 to 2009. Prior to serving in this position, Mr. Casso was Executive Vice President/General Manager and co-owner of Bryson, Inc., an Anheuser-Busch beer wholesaler with approximately $75 million of annual sales. As a result of these positions, Mr. Casso has significant experience in operations, administration and finance. Mr. Casso holds a Bachelor’s degree in marketing and a Master’s degree in Business Administration—Finance from the University of Missouri—St. Louis.

Michael G. Cook became a director of the Company in March 2010. Mr. Cook is the principal owner of Cook Energy LLC, a privately held energy investment firm. He has extensive experience with oil and natural gas firms, including prior employment as an executive officer of three different exploration and production companies with responsibilities in administration, finance, operations and engineering. Mr. Cook received a Bachelor’s degree in geology from the University of Iowa in 1969.

Steven Craig is the Chief Energy Analyst for Elliott Wave International, a securities market research and advisory company located in Gainesville, Georgia, which is one of the world’s largest independent providers of market research and technical analysis. As Chief Energy Analyst, Mr. Craig provides in-depth analysis and price forecasts of the major NYMEX energy markets to an institutional clientele that spans the gamut of the energy industry. Prior to joining Elliott Wave International in January 2001, he provided risk management services to Central and South West, one of the largest natural gas consumers in the U.S. prior to its merger with American Electric Power in June 2000, and former independent oil and gas producer Kerr-McGee. He became a director in August 2001.

Ken L. Kenworthy, Sr. is a co-founder of GMX and was its Executive Vice President and Chief Financial Officer from the Company’s inception in 1998 until his retirement in 2008. Mr. Kenworthy, Sr. has been a director of the Company since 1998. From 1993 to 1998, he was principal owner and Chairman of Granita Sales Inc., a privately-held frozen beverage manufacturing and distribution company. Prior to that time, he held various financial positions with private and public businesses, including from 1970 to 1984, as vice president, secretary-treasurer, chief financial officer and a director of CMI Corporation, a company that manufactured and sold road-building equipment and was listed on the New York Stock Exchange prior to its acquisition by Terex Corporation in 2001. He has held several accounting industry positions including past president of the Oklahoma City Chapter, National Association of Accountants, past vice president of the National Association of

Accountants and past officer and director of the Financial Executives Institute. Ken Kenworthy, Sr. is the father of Ken Kenworthy, Jr.

Jon W. “Tucker” McHugh became a director of the Company in January 2005. Since 1997, Mr. McHugh has been Senior Vice President Commercial Lending at First Commercial Bank in Edmond, Oklahoma. He has over 37 years banking experience in commercial lending. He holds an undergraduate degree from Oklahoma State University and a Masters of Business Administration from the University of Oklahoma. He is a retired naval officer and was Co-Chair of The USS Oklahoma Memorial at Pearl Harbor in Oahu, Hawaii, which was dedicated December 7, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Code of Business Conduct and Ethics requires that any situation, transaction or relationship that gives rise to an actual or potential conflict of interest for our executive officers must be disclosed to the board of directors in writing. The Company may permit the conflicted transaction only if full disclosure is made and the Company’s interests are fully protected. The Company considers conflicted transactions to consist of any transaction in which the executive (1) causes the Company to engage in business transactions with relatives or friends or companies controlled or owned by our executives; (2) uses nonpublic Company or other information for personal gain by the executive, his relatives or his friends (including securities transactions based on such information); (3) has more than a nominal financial interest in any entity with which the Company does business or competes; (4) receives a loan, or guarantee of obligations, from the Company or a third party as a result of his position at the Company; (5) competes, or prepares to compete, with the Company while still employed by the Company; or (6) has a financial interest or potential for gain in any transaction with the Company (other than Company approved compensation arrangements).

The preceding policy and examples of conflicted transactions are provided in our written Code of Business Conduct and Ethics, which is available on our website at www.gmxresources.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of each class of our equity securities as of January 28, 2011, by (i) each of our directors; (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group. As of January 28, 2011, there were 31,283,353 shares of our common stock and 2,041,169 shares of our Series B Cumulative Preferred Stock outstanding. Except as otherwise listed below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Beneficial Owner	Title of Class	Number of Shares	Percent of Total
Ken L. Kenworthy, Jr.(1)	Common Stock	900,983	3%
Ken L. Kenworthy, Sr.(2)	Common Stock	626,126	2%
Michael J. Rohleder(3)	Common Stock	141,295	*
	Series B
	Cumulative
	Preferred Stock	7,700	*
James A. Merrill(4)	Common Stock	147,792	*
Timothy L. Benton(5)	Common Stock	97,558	*
Gary D. Jackson(6)	Common Stock	110,630	*
T. J. Boismier(7)	Common Stock	40,302	*
Steven Craig(8)	Common Stock	45,802	*
Jon W. McHugh(9)	Common Stock	42,802	*
Michael G. Cook(10)	Common Stock	19,917	*
Thomas G. Casso	Common Stock	32,261	*
Harry C. Stahel, Jr.	Common Stock	45,226	*
All executive officers and directors as a group (12 persons)	Common Stock	2,250,694	7%
	Series B
	Cumulative
	Preferred Stock	7,700	*

*	Less than 1%
(1)	Shares owned by Mr. Ken Kenworthy, Jr. exclude 436,912 shares owned by his wife, Mrs. Karen Kenworthy, as to which he disclaims beneficial ownership, include 25,000 shares Mr. Kenworthy, Jr. has the right to acquire on exercise of options exercisable within 60 days and include 13,036 shares held in his child’s trust.
(2)	Shares owned by Mr. Ken Kenworthy, Sr. include 64,092 shares held in trust for the benefit of his children and 37,500 shares Mr. Kenworthy, Sr. has the right to acquire on exercise of options exercisable within 60 days.
(3)	Includes 18,750 shares Mr. Rohleder has the right to acquire on exercise of options exercisable within 60 days.
(4)	Includes 51,250 shares Mr. Merrill has the right to acquire on exercise of options exercisable within 60 days.
(5)	Includes 32,500 shares Mr. Benton has the right to acquire on exercise of options exercisable within 60 days.
(6)	Includes 39,750 shares Mr. Jackson has the right to acquire on exercise of options exercisable within 60 days.
(7)	Includes 20,000 shares Mr. Boismier has the right to acquire on exercise of options exercisable within 60 days.
(8)	Includes 27,500 shares Mr. Craig has the right to acquire on exercise of options exercisable within 60 days.
(9)	Includes 17,500 shares Mr. McHugh has the right to acquire on exercise of options exercisable within 60 days.
(10)	Includes 125 shares held by the IRA account of Mr. Cook’s spouse.

The following table sets forth certain information regarding the beneficial ownership of our common stock by persons known to beneficially own more than 5% of our outstanding stock as of the latest date such persons have filed reports of beneficial ownership with the SEC. Except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to the shares voted.

The following table does not include (i) up to 2,669,513 shares of our common stock that we expect to issue to Retamco Operating, Inc. on or prior to February 28, 2011 in connection with a pending asset acquisition, or (ii) between 4,687,773 and 3,966,578 shares of our common stock that we expect to issue to other sellers in connection with other pending asset acquisitions. See “Summary—Recent Developments” above for a description of these transactions.

Beneficial Owner	Number of Shares	Percent of Total
Thompson, Siegel & Walmsley LLC(1)	1,843,752	5.9%
Vaughan Nelson Investment Management, L.P. and Vaughan Nelson Investment Management, Inc.(2)	1,751,813	5.6%
Jefferies Funding LLC and Jefferies Group, Inc.(3)	2,734,210	8.7%
BlackRock, Inc.(4)	2,407,780	7.7%

(1)	Determined from Schedule 13G filed on February 10, 2010. The address of Thompson, Siegel & Walmsley LLC is 6806 Paragon Place, Suite 300, Richmond, Virginia 23230.
(2)	Determined from Schedule 13G filed on February 9, 2010. Vaughan Nelson Investment Management, Inc. is the general partner of Vaughan Nelson Investment Management, L.P. Neither Vaughan Nelson Investment Management, Inc. nor Vaughan Nelson Investment Management, L.P. directly own shares of our Common Stock, but both are beneficial owners of the shares by reason of investment advisory relationships between Vaughan Nelson Investment Management, L.P. and persons who directly own the shares. The address of Vaughan Nelson Investment Management, Inc. and Vaughan Nelson Investment Management, L.P. is 600 Travis Street, Suite 6300, Houston, Texas 77002.
(3)	Determined from Schedule 13G/A filed on February 8, 2010. Jefferies Group, Inc. is the parent company of Jefferies Funding LLC. Jefferies Group, Inc. does not directly own shares of our Common Stock, but is a beneficial owner of the shares owned directly by Jefferies Funding LLC. The address of Jefferies Group, Inc. and Jefferies Funding LLC is 520 Madison Avenue, New York, New York 10022.
(4)	Determined from Schedule 13G filed on January 29, 2010. Various persons have the right to receive or the power to direct the receipt of dividends from the shares of Common Stock owned by BlackRock, Inc. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022.

MATERIAL UNITED STATES FEDERAL INCOME

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that apply to non-U.S. holders (as defined below) of shares of our common stock. Except where noted, this summary deals only with a share of common stock held as a capital asset (generally, property held for investment) and does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who is an investor in a pass-through entity or subject to the alternative minimum tax;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes; or

•	a United States expatriate, a former U.S. citizen or a long-term resident of the United States.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different than those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including state, local or foreign tax considerations).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a share of common stock who is an individual, corporation, estate or trust and who is not a U.S. holder.

If an entity classified as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

Dividends

We do not intend to declare or pay any dividends on our common stock in the foreseeable future. Any dividends paid to you with respect to the shares of common stock will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). In order to obtain a reduced rate of withholding, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement to benefits under a treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. You will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service (“IRS”).

Sale, Exchange or Other Disposition of Shares of Common Stock

You will recognize gain or loss on the sale, exchange, redemption or other taxable disposition of shares of common stock. Nevertheless, subject to the discussion below concerning backup withholding, gain generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are a non-U.S. individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”).

If you are described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption or other taxable disposition, which may be offset by United States-source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will not recognize taxable gain on a sale of our common stock under the third bullet point above unless the non-U.S. holder actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock. If our common stock was not considered to be “regularly traded on an established securities market,” each non-U.S. holder will be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of its common stock and will be subject to the rules for income described in the first bullet above. If any gain is taxable because we are or were a USRPHC and our common stock is not considered regularly traded on an established securities market, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, you provide your name and address on an IRS Form W-8BEN (or other applicable form), and you certify, under penalties of perjury, that you are not a United States person, or you otherwise establish an exemption.

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of shares of common stock made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

New Withholding Legislation

Newly enacted legislation imposes withholding taxes on certain types of payments made to certain non-U.S. entities. The legislation generally applies to payments made after December 31, 2012. Under this legislation, the failure to comply with certification, information reporting and other specified requirements (that are different from, and in addition to, the certification requirements described above under “—Information Reporting and Backup Withholding”) could result in a 30% withholding tax being imposed on payments of dividends on, and sales proceeds of, U.S. common stock to certain non-U.S. holders. Under certain circumstances, a non-U.S. holder of our common stock may be eligible for a refund or credit of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The foregoing discussion is for general information only and should not be viewed as tax advice. Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the applicability and effect of estate, state, local or foreign tax laws and tax treaties.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	8,851,500
Credit Suisse Securities (USA) LLC	5,901,000
Capital One Southcoast, Inc.	3,161,250
Pritchard Capital Partners, LLC	1,159,124
Johnson Rice & Company, L.L.C.	1,001,063
Howard Weil Incorporated	1,001,063

Total	21,075,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.18525 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.06175 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The company has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,161,250 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us
	No Exercise	Full Exercise
Per Share	$0.30875	$0.30875
Total	$6,506,906.25	$7,482,942.19

We estimate that the expenses of the offering, not including underwriting discounts and commissions, will be approximately $300,000.

Our common stock is listing on the New York Stock Exchange under the symbol “GMXR.”

We and all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC and subject to certain exceptions, on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any securities so owned that are convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph shall not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

transfers of shares of common stock or any other security convertible into shares of our common stock as a bona fide gift; provided that each donee enters into a written agreement accepting the same lock-up restrictions as if it were the entity or individual originally subject to the lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock is required or will be voluntarily made in respect of the transfer or distribution during the 90-day restricted period;

•

the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus;

•

the issuance of shares by us, and the filing by us of a registration statement with the SEC on Form S-3 in respect of the resale of such shares, to be issued to Retamco Operating, Inc. in accordance with a pending acquisition;

•

the issuance of shares by us, and the filing by us of a registration statement with the SEC on Form S-3 in respect of the resale of such shares as payment by us of any part of the purchase price for the other Acquisitions described in this prospectus supplement under the heading “Recent Developments”; provided, prior to the filing of such registration statement, the sellers shall be obligated or have agreed not to sell any such shares during the 90-day lockup period; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan is required of or voluntarily made by or on behalf of us.

The 90-day restricted period will be automatically extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or announce material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us for which they received, or will receive, customary fees and reimbursement of expenses. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as dealer managers in connection with the Tender Offer. In addition, Capital One, N.A. and BNP Paribas, affiliates of

Capital One Southcoast, Inc. and BNP Paribas Securities Corp., respectively, are lenders under our secured revolving credit facility, and as such are entitled to be repaid with a portion of the proceeds of this offering. See “Use of Proceeds.” Because more than five percent of the net proceeds of this offering may be paid to an affiliate of a member of the Financial Industry Regulatory Authority, Inc., or FINRA, participating in this offering, the offering will be conducted in accordance with FINRA Rule 5121. FINRA does not require the use of a qualified independent underwriter because a bona fide public market exists. Capital One, National Association, an affiliate of Capital One Southcoast, Inc., will be the administrative agent, collateral agent and a lender under our amended secured revolving credit facility. Capital One Southcoast, Inc. has also served as a financial advisor to us in connection with certain of the Acquisitions, for which we have agreed to pay a reasonable and customary fee upon the closing of such Acquisitions.

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of common stock to the public” in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Andrews Kurth LLP, Houston, Texas, and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2009 incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements as of December 31, 2008 and for each of the two years in the period ended December 31, 2008, before the effects of the adjustments to retrospectively apply the change in accounting described in Note C, (not separately included or incorporated by reference in this prospectus supplement) have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm. The adjustments to those financial statements to retrospectively apply the change in accounting principle described in Note C have been audited by Grant Thornton LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2008 and for each of the two years in the period ended December 31, 2008 incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the reports of (i) Smith, Carney & Co., p.c. solely with respect to those financial statements before the effects of the adjustments to retrospectively apply the change in accounting described in Note C and (ii) Grant Thornton LLP solely with respect to the adjustments to those financial statements to retrospectively apply the change in accounting described in Note C, given on the authority of such firms as experts in auditing and accounting.

The historical reserve information as of December 31, 2008, 2009 and 2010, prepared by MHA Petroleum Consultants, Inc., an independent petroleum engineering firm located in Denver, Colorado and managed by several former principals of Sproule Associates Limited, referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

The historical reserve information as of December 31, 2010, prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas, referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve report.

GLOSSARY OF OIL AND GAS TERMS

The terms whose meanings are explained in this section are used throughout this prospectus supplement:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

BBtu. Billion Btus.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

BOE. Barrel of oil equivalent.

Btu. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Location. A location on which a development well can be drilled.

Development Well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Drilling Unit. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

Dry Hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated Future Net Revenues. Estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using an average first-day of the month price for the last 12 months under the new SEC rules and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization.

Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Finding and Development Costs. The total costs incurred for exploration and development activities (excluding exploratory drilling in progress and drilling inventories), divided by total proved reserve additions. To the extent any portion of the proved reserve additions consist of proved undeveloped reserves, additional costs would have to be incurred in order for such proved undeveloped reserves to be produced. This measure may differ from the measure used by other oil and natural gas companies.

Gross Acre. An acre in which a working interest is owned.

Gross Well. A well in which a working interest is owned.

H/B Hz. Haynesville/Bossier Shale horizontal well.

Hz. Horizontal.

Infill Drilling. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

Injection Well. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field or productive horizons.

Lease Operating Expense. All direct costs associated with and necessary to operate a producing property.

MBbls. Thousand barrels.

MBtu. Thousand Btus.

Mcf. Thousand cubic feet.

Mcfe. Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Mcfpd. Thousand cubic feet per day.

MMBbls. Million barrels.

MMBtu. Million Btus.

MMcf. Million cubic feet.

MMcfe. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Natural Gas Liquids. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

NYMEX. New York Mercantile Exchange.

Operator. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well.

Present Value. When used with respect to oil and natural gas reserves, present value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.

Productive Well. A well that is producing oil or gas or that is capable of production.

Proved Developed Reserves. Proved reserves are expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by pilot project or after the operation of an installed program as confirmed through production response that increased recovery will be achieved.

Proved Reserves. Proved natural gas and oil reserves are those quantities of natural gas and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of a reservoir considered as proved includes (a) the area identified by drilling and limited by fluid contacts, if any, and (b) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible natural gas or oil on the basis of available geoscience and engineering data. In the absence of information on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale), but generally does not require the owners to pay any portion of the costs of drilling or operating wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of a leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with the transfer to a subsequent owner.

Secondary Recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and water flooding are examples of this technique.

Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Waterflood. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

Working Interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Workover. To carry out remedial operations on a productive well with the intention of restoring or increasing production.

GMX RESOURCES INC.

$500,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantees

Units

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by one or more of our subsidiaries.

The aggregate initial offering price of the securities that we will offer will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

This prospectus provides you with a general description of the securities that we may offer. Each time we offer and sell securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in our securities involves risks. You should read this prospectus and any prospectus supplement carefully before you invest, including the “Risk Factors” beginning on page 3 of this prospectus.

Our common stock is listed on The New York Stock Exchange under the symbol “GMXR.” Our 9.25% Series B Cumulative Preferred Stock, par value $0.001 per share, liquidation preference $25.00 per share (“Series B Preferred Stock”), is listed on The New York Stock Exchange under the symbol “GMXR PR”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 14, 2011

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “GMX,” “we” or “our” are to GMX Resources Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500.0 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Investor Relations at our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, avanhorn@gmxresources.com, or (405) 600-0711.

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You may obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010;

•

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, as filed with the SEC on May 10, 2010, August 6, 2010 and November 9, 2010, respectively;

•

our Current Reports on Form 8-K, as filed with the SEC on March 8, 2010, March 12, 2010, March 17, 2010, April 6, 2010, May 25, 2010, July 13, 2010, October 7, 2010, December 14, 2010, December 14, 2010 and December 27, 2010;

•	information specifically incorporated by reference into our Annual Report on Form 10-K from our proxy statement on Schedule 14A filed on April 19, 2010; and

•

the description of our common stock, preferred stock purchase rights and Series B Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on December 14, 2009, including any amendments or reports filed for the purpose of updating such descriptions.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the SEC in accordance with SEC rules and regulations) subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Investor Relations, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus are subject to all the risks and uncertainties that are described in this document. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described below, beginning on page 3.

THE COMPANY

GMX Resources Inc. is a “pure play” independent oil and natural gas exploration and production company focused on the development of unconventional Haynesville/Bossier Shale and Cotton Valley natural gas sands in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We state that we are a “pure play” company because materially all of our business is currently devoted to drilling for and producing oil and natural gas in one core area.

We have three subsidiaries, Diamond Blue Drilling Co., which owns three conventional drilling rigs in our core area, Endeavor Pipeline Inc., which operates our natural gas gathering system in our core area, and Endeavor Gathering, LLC, which owns the natural gas gathering system and related equipment operated by Endeavor Pipeline. A 40% interest in Endeavor Gathering is owned by Kinder Morgan Endeavor LLC.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

RISK FACTORS

Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to pay interest on, or the principal of, any debt securities, and our ability to pay any dividends on any equity securities, may be reduced, and the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, and acquisitions of additional oil and gas properties.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES

AND PREFERENCE DIVIDENDS

The following table contains our consolidated ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Years Ended December 31,					Nine Months Ended September 30, 2010
	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges(1)	49.19	12.97	6.88	(9.37)	(8.86)	0.89
Insufficient coverage	—	—	—	$150,011	$182,432	—
Ratio of earnings to fixed charges and preference dividends(1)	49.19	3.77	2.63	(6.77)	(7.10)	0.84
Insufficient coverage	—	—	—	$155,561	$187,011	—

(1)	For purposes of determining the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest) less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Preference dividends consist of dividends paid with respect to our outstanding preferred stocks.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and The Bank of New York Mellon Trust Company, N.A. or such other trustee named in the prospectus supplement. Senior debt securities will be issued under an Indenture dated as of October 28, 2009, between GMX Resources Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, (the “Senior Notes Indenture”). Subordinated debt securities will be issued under a subordinated notes indenture. Together the senior indenture and the subordinated indenture are called indentures. The terms of any debt securities will include those set forth in the applicable indenture and those made part of such indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The Senior Notes Indenture and the form of subordinated notes indenture have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

As used in this section of the prospectus and under the caption “Description of Capital Stock,” the terms “we,” “our” and “us” mean GMX Resources Inc. only, and not its subsidiaries.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct some of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred shareholders, except to the extent that we may ourselves be a creditor with recognized and unsubordinated claims against any subsidiary.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “—Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

Each prospectus supplement will describe the following terms of the offered debt securities:

•	the form and title of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•

if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	whether the debt securities will be secured or unsecured;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued by us or our subsidiaries under the indentures or otherwise. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form. The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or integral multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “—Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture as being senior to the subordinated debt.

Consolidation, Merger and Sale of Assets

Each of the indentures provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all our assets to another person, unless:

•

we shall be the surviving person, or the resulting, surviving or transferee person (if not us) (the “successor company”) will be a corporation organized and existing under the laws of the United States of America, any political subdivision or any state thereof or the District of Columbia, and the successor company (if not us) will expressly assume, by a supplemental indenture, all of our obligations under the debt securities and the indenture;

•	immediately after giving effect to such transaction, no default under the indenture shall have occurred and be continuing; and

•

we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

The successor company will succeed to, and be substituted for, and may exercise every right and power of us under the indentures, but in the case of a conveyance, transfer or lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	we fail to pay any interest (including additional interest, if any) on any debt security when due and payable and such failure continues for a period of 30 days past the applicable due date;

•	we fail to pay principal of or premium (if any) on any debt security when due and payable, whether at stated maturity, or by declaration of acceleration, call for redemption or otherwise;

•	we fail to deposit any mandatory sinking fund payment, when and as due by the terms of a debt security of that series, and such failure continues for a period of 30 days past the applicable due date;

•

we fail to perform or breach any of our other covenants in the indenture (other than covenant defaults or breaches covered elsewhere as an event of default or as otherwise expressly included in the indenture), and such failure continues for a period of 60 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of all outstanding debt securities has been received by us; and

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default included in any indenture or supplemental indenture.

The holders of a majority in aggregate principal amount of outstanding notes may waive any past defaults under the indenture, except a default due to the non-payment of principal or interest, a failure to convert any notes into cash, shares of our common stock or a combination thereof, as applicable, a default arising from our failure to repurchase any notes when required pursuant to the terms of the indenture or a default in respect of any covenant that cannot be amended without the consent of each holder affected.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default due to the non-payment of principal or interest on the notes, unless:

•	the holder has given the trustee written notice of a default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of outstanding notes; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any default.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our existing borrowing arrangements.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these events occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2010, we had issued and outstanding 31,283,353 shares of our common stock.

Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving credit facility and the notes offered hereby, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 6,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 2,041,169 shares were issued and outstanding as of December 31, 2010. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon certain changes in our management that result in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Depository Shares

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depository Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depository Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depository Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to holders of depositary receipts.

Resignation and Removal of the Depository

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws, Oklahoma Law and our Rights Plan

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NYSE. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005, our shareholders approved the principal terms of a “rights plan,” we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase “right” for each outstanding share of common stock. The rights trade with, and are inseparable from, our common stock. The rights are evidenced only by the certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after May 31, 2005. Computershare Trust Company, N.A. is the successor rights agent to UMB Bank, n.a. under the rights plan.

The rights plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The rights generally will be exercisable only if a person or group acquires 20% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 3.8% of the Company’s outstanding common stock, will not render the rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 20% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of our common shares having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 29% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of our common stock, the rights are redeemable for one cent per Right at the option of the board of directors. The rights expire on June 1, 2015.

The terms of the rights plan may be amended, or the rights plan may be terminated, by our board of directors without the consent of the holders of the rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the rights plan or amend the rights plan in a way that adversely affects holders of the rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares or warrants or any combination of such securities, including guarantees of any securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•

the terms of the units and of any of the debt securities, common stock, preferred stock, depositary shares, warrants and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents, and any material relationships with us;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may indemnify, underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our underwriters, dealers, and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities offered by this prospectus may be a new issue of securities with no established trading market. Any underwriters to whom securities offered by this prospectus are sold by us for public offering and sale may make a market in the securities offered by this prospectus, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered in this prospectus other than debt securities and guarantees and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. The validity of the debt securities and guarantees offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2009 incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements as of December 31, 2008 and for each of the two years in the period ended December 31, 2008, before the effects of the adjustments to retrospectively apply the change in accounting described in Note C, (not separately included or incorporated by reference in the Prospectus) have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm. The adjustments to those financial statements to retrospectively apply the change in accounting principle described in Note C have been audited by Grant Thornton LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2008 and for each of the two years in the period ended December 31, 2008 incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the reports of (i) Smith, Carney & Co., p.c. solely with respect to those financial statements before the effects of the adjustments to retrospectively apply the change in accounting described in Note C and (ii) Grant Thornton LLP solely with respect to the adjustments to those financial statements to retrospectively apply the change in accounting described in Note C, given on the authority of such firms as experts in auditing and accounting.

The historical reserve information as of December 31, 2009, prepared by MHA Petroleum Consultants, Inc., has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

21,075,000 SHARES

GMX Resources Inc.

COMMON STOCK

Prospectus Supplement

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